STATEMENT OF INVESTMENTS
Dreyfus Basic S&P 500 Stock Index Fund
July 31, 2008 (Unaudited)

Common Stocks--96.3%	Shares	Value ($)
Consumer Discretionary--9.6%		
Abercrombie & Fitch, Cl. A	7,500	414,150
Amazon.com	26,900 a,b	2,053,546
Apollo Group, Cl. A	11,900 b	741,251
AutoNation	12,100 a,b	124,872
AutoZone	3,900 b	508,131
Bed Bath & Beyond	23,000 a,b	640,090
Best Buy	29,950 a	1,189,614
Big Lots	7,000 a,b	213,220
Black & Decker	5,850 a	351,117
Carnival	37,700 a	1,392,638
CBS, Cl. B	59,200	968,512
Centex	10,328 a	151,615
Coach	29,500 b	752,545
Colgate-Palmolive	44,000	3,267,880
Comcast, Cl. A	257,394	5,307,464
D.R. Horton	23,800 a	264,656
Darden Restaurants	12,550	408,753
Dillard's, Cl. A	5,200 a	52,572
DIRECTV Group	61,700 a,b	1,667,134
Eastman Kodak	24,650 a	360,876
Expedia	17,900 a,b	350,303
Family Dollar Stores	12,000	279,600
Ford Motor	194,039 a,b	931,387
Fortune Brands	13,421	769,158
GameStop, Cl. A	14,000 b	567,140
Gannett	19,950	361,494
Gap	39,050	629,486
General Motors	48,750 a	539,662
Genuine Parts	14,600	585,606
Goodyear Tire & Rubber	20,900 a,b	410,267
H & R Block	28,100	683,673
Harley-Davidson	20,850 a	788,964
Harman International Industries	5,200 a	214,084
Hasbro	11,975 a	463,672
Home Depot	147,400	3,512,542
International Game Technology	27,200	590,512
Interpublic Group of Cos.	40,300 a,b	354,237
J.C. Penney	19,350 a	596,560
Johnson & Johnson	244,596	16,747,488
Johnson Controls	51,368 a	1,549,259
Jones Apparel Group	7,400 a	123,876
KB Home	6,700 a	117,853
Kohl's	27,400 a,b	1,148,334
Leggett & Platt	14,700 a	286,650
Lennar, Cl. A	12,000 a	145,200
Limited Brands	26,600	438,634
Liz Claiborne	8,600 a	112,402
Lowe's Cos.	127,100	2,582,672
Macy's	37,260	700,860
Marriott International, Cl. A	26,000 a	673,660
Mattel	31,150	624,557
McDonald's	98,300	5,877,357
McGraw-Hill	28,000	1,138,760
Meredith	3,460 a	88,438
New York Times, Cl. A	12,386 a	155,940
Newell Rubbermaid	24,278	401,315
News, Cl. A	199,900	2,824,587
NIKE, Cl. B	32,800 a	1,924,704
Nordstrom	15,400 a	442,596
Office Depot	23,650 b	160,820
Omnicom Group	28,000	1,195,320
Polo Ralph Lauren	5,200 a	307,684
Pulte Homes	18,492 a	225,787
RadioShack	11,252	187,683
Scripps Networks Interactive, Cl. A	7,700 a	312,158
Sears Holdings	6,441 a,b	521,721
Sherwin-Williams	8,700 a	463,275

Snap-On	5,550	312,409
Stanley Works	7,377 a	328,129
Staples	60,900	1,370,250
Starbucks	62,700 a,b	921,063
Starwood Hotels & Resorts Worldwide	16,250	557,212
Target	67,850 a	3,068,855
Tiffany & Co.	11,000 a	415,690
Time Warner	310,600 a	4,447,792
TJX Cos.	36,650	1,235,471
VF	7,650	547,587
Walt Disney	165,600	5,025,960
Washington Post, Cl. B	480 a	296,760
Wendy's International	7,797	178,941
Whirlpool	7,181 a	543,602
Wyndham Worldwide	15,617 a	280,169
Yum! Brands	41,220	1,476,500
		95,944,963
Consumer Staples--10.5%		
Altria Group	182,400	3,711,840
Anheuser-Busch	61,900	4,194,344
Archer-Daniels-Midland	55,735	1,595,693
Avon Products	36,972	1,567,613
Brown-Forman, Cl. B	7,500 a	539,700
Campbell Soup	19,150	696,677
Clorox	11,750	640,375
Coca-Cola	173,200	8,919,800
Coca-Cola Enterprises	24,650	417,324
ConAgra Foods	41,882 a	908,002
Constellation Brands, Cl. A	16,700 a,b	359,384
Costco Wholesale	37,600	2,356,768
CVS Caremark	124,300	4,536,950
Dean Foods	12,900 a,b	274,770
Estee Lauder, Cl. A	9,700 a	427,770
General Mills	29,300	1,886,627
H.J. Heinz	27,450	1,382,931
Hershey	14,500 a	533,165
Kellogg	22,250	1,180,585
Kimberly-Clark	36,500	2,110,795
Kraft Foods, Cl. A	131,770 a	4,192,921
Kroger	57,300	1,620,444
Lorillard	15,341 b	1,029,535
McCormick & Co.	11,000 a	441,100
Molson Coors Brewing, Cl. B	12,430	670,847
Pepsi Bottling Group	11,900	331,415
PepsiCo	137,720	9,166,643
Philip Morris International	183,000	9,451,950
Procter & Gamble	265,177	17,363,790
Reynolds American	15,000	837,450
Safeway	37,950	1,014,024
Sara Lee	62,200	849,652
SUPERVALU	19,133	490,187
SYSCO	52,408	1,486,291
Tyson Foods, Cl. A	23,600	351,640
UST	12,900 a	678,669
Wal-Mart Stores	202,000	11,841,240
Walgreen	85,800	2,946,372
Whole Foods Market	12,000 a	266,040
Wm. Wrigley Jr.	19,187	1,515,006
		104,786,329
Energy--13.5%		
Anadarko Petroleum	40,650	2,354,041
Apache	29,026	3,255,846
Baker Hughes	26,970	2,236,083
BJ Services	25,600	752,640
Cameron International	18,800 b	897,888
Chesapeake Energy	41,700	2,091,255
Chevron	179,764	15,200,844
ConocoPhillips	134,181	10,951,853
Consol Energy	15,900	1,182,801
Devon Energy	38,600	3,662,754
El Paso	60,836 a	1,090,789
ENSCO International	12,400 a	857,336
EOG Resources	21,900 a	2,201,607
Exxon Mobil	458,656	36,889,702

Halliburton	75,500		3,383,910
Hess	24,750		2,509,650
Marathon Oil	61,470		3,040,921
Massey Energy	7,000		519,750
Murphy Oil	16,600	a	1,323,518
Nabors Industries	24,600	b	896,916
National Oilwell Varco	36,000	b	2,830,680
Noble	23,500		1,218,945
Noble Energy	15,000	a	1,108,050
Occidental Petroleum	71,600		5,644,228
Peabody Energy	23,600		1,596,540
Questar	15,100		798,488
Rowan	10,360	a	412,328
Schlumberger	103,300		10,495,280
Smith International	17,500		1,301,650
Southwestern Energy	29,600	b	1,074,776
Spectra Energy	55,190		1,499,512
Sunoco	10,236	a	415,684
Tesoro	11,800	a	182,192
Transocean	27,895	b	3,794,557
Valero Energy	46,300		1,546,883
Weatherford International	58,900	b	2,222,297
Williams	50,600		1,621,730
XTO Energy	46,457		2,194,164
			135,258,088
Financial--14.7%			
Aflac	41,300		2,296,693
Allstate	47,850		2,211,627
American Capital	17,600	a	357,632
American Express	100,600		3,734,272
American International Group	234,196		6,100,806
Ameriprise Financial	19,480		827,900
AON	25,850		1,183,930
Apartment Investment & Management, Cl. A	8,457	a	288,976
Assurant	8,200		492,984
AvalonBay Communities	6,800	a	678,028
Bank of America	395,621		13,015,931
Bank of New York Mellon	99,434		3,529,907
BB & T	47,200	a	1,322,544
Boston Properties	10,400		1,000,376
Capital One Financial	32,400	a	1,356,264
Charles Schwab	81,550		1,866,679
Chubb	32,100		1,542,084
Cincinnati Financial	14,637		407,494
CIT Group	24,200	a	205,216
Citigroup	472,226		8,825,904
CME Group	4,850		1,746,630
Comerica	13,000	a	373,360
Developers Diversified Realty	10,500	a	335,580
Discover Financial Services	41,030		601,089
E*TRADE FINANCIAL	39,500	a,b	119,290
Equity Residential	23,450		1,012,337
Federal National Mortgage Association	92,150	a	1,059,725
Federated Investors, Cl. B	7,650		251,379
Fifth Third Bancorp	50,091	a	699,771
First Horizon National	16,200	a	152,280
Franklin Resources	13,700		1,378,357
Freddie Mac	55,950	a	457,111
General Growth Properties	23,000	a	630,430
Genworth Financial, Cl. A	37,700		602,069
Goldman Sachs Group	34,250		6,303,370
Hartford Financial Services Group	27,100		1,717,869
HCP	20,300		732,221
Host Hotels & Resorts	44,900	a	588,639
Hudson City Bancorp	44,800	a	818,048
Huntington Bancshares	31,476	a	220,962
IntercontinentalExchange	6,200	b	618,760
Janus Capital Group	13,200	a	400,488
JPMorgan Chase & Co.	299,549		12,170,676
KeyCorp	41,850		441,518
Kimco Realty	21,800	a	769,322
Legg Mason	12,300	a	496,305
Lehman Brothers Holdings	60,300	a	1,045,602

Leucadia National	15,400 a	689,458
Lincoln National	22,550	1,075,635
Loews	31,741	1,414,379
M & T Bank	6,800 a	478,584
Marsh & McLennan Cos.	44,400	1,254,300
Marshall & Ilsley	22,649 a	344,265
MBIA	18,600 a	110,298
Merrill Lynch & Co.	118,450	3,156,693
MetLife	61,700	3,132,509
MGIC Investment	10,550 a	67,520
Morgan Stanley	95,960	3,788,501
National City	65,300 a	308,869
Northern Trust	16,650	1,301,530
NYSE Euronext	23,000	1,086,520
Plum Creek Timber	14,800 a	721,056
PNC Financial Services Group	29,950	2,135,135
Principal Financial Group	22,650	962,852
Progressive	58,600 a	1,186,650
ProLogis	22,900 a	1,119,352
Prudential Financial	37,650 a	2,596,720
Public Storage	10,800	884,412
Regions Financial	60,202 a	570,715
Safeco	7,900	522,664
Simon Property Group	19,550 a	1,810,917
SLM	40,350 b	691,195
Sovereign Bancorp	41,035 a	390,653
State Street	37,000	2,650,680
SunTrust Banks	30,400 a	1,248,224
T. Rowe Price Group	22,900 a	1,370,565
Torchmark	8,116	471,134
Travelers Cos.	52,927	2,335,139
U.S. Bancorp	150,857 a	4,617,733
Unum Group	29,772 a	719,292
Vornado Realty Trust	11,800	1,121,826
Wachovia	185,957 a	3,211,477
Washington Mutual	128,944 a	687,272
Wells Fargo & Co.	286,860 a	8,683,252
XL Capital, Cl. A	26,400	472,296
Zions Bancorporation	9,550 a	279,528
		146,658,235
Health Care--10.5%		
Abbott Laboratories	134,050	7,552,377
Aetna	42,108	1,726,849
Allergan	26,600	1,381,338
AmerisourceBergen	14,500	607,115
Amgen	94,266 b	5,903,880
Applied Biosystems	14,200	524,406
Barr Pharmaceuticals	9,200 b	607,016
Baxter International	54,600	3,746,106
Becton, Dickinson & Co.	21,400	1,817,074
Biogen Idec	25,740 b	1,795,622
Boston Scientific	116,203 b	1,381,654
Bristol-Myers Squibb	171,600	3,624,192
C.R. Bard	8,900	826,276
Cardinal Health	31,150	1,673,689
Celgene	37,700 b	2,845,973
CIGNA	24,600	910,692
Coventry Health Care	13,300 b	470,421
Covidien	43,945	2,163,852
DaVita	9,100 b	508,235
Eli Lilly & Co.	85,750	4,039,682
Express Scripts	22,000 b	1,551,880
Forest Laboratories	26,900 b	955,219
Genzyme	23,350 b	1,789,777
Gilead Sciences	80,300 b	4,334,594
Hospira	13,745 b	524,509
Humana	14,650 b	643,281
Intuitive Surgical	3,400 a,b	1,058,386
King Pharmaceuticals	21,050 a,b	242,286
Laboratory Corp. of America Holdings	9,500 a,b	642,010
McKesson	24,104	1,349,583
Medco Health Solutions	43,738 b	2,168,530
Medtronic	97,500	5,150,925
Merck & Co.	186,250	6,127,625

Millipore	5,250 a,b	369,338
Mylan	26,000 a,b	337,220
Patterson Cos.	11,200 b	349,776
PerkinElmer	10,182	296,296
Pfizer	587,140	10,961,904
Quest Diagnostics	13,800 a	733,608
Schering-Plough	140,500	2,961,740
St. Jude Medical	29,900 b	1,392,742
Stryker	21,000	1,347,990
Tenet Healthcare	40,850 a,b	236,522
Thermo Fisher Scientific	36,500 b	2,208,980
UnitedHealth Group	106,600	2,993,328
Varian Medical Systems	10,800 b	648,000
Waters	8,900 b	604,666
Watson Pharmaceuticals	8,950 b	258,745
WellPoint	45,600 b	2,391,720
Wyeth	115,950	4,698,294
Zimmer Holdings	20,420 b	1,407,142
		104,843,065
Industrial--11.0%		
3M	61,400	4,321,946
Allied Waste Industries	29,000 b	350,900
Avery Dennison	9,192 a	404,540
Boeing	65,444	3,999,283
Burlington Northern Santa Fe	25,617	2,667,498
C.H. Robinson Worldwide	15,000 a	723,000
Cabot Oil & Gas	8,200	360,882
Caterpillar	53,700	3,733,224
CB Richard Ellis Group, Cl. A	15,200 a,b	213,560
Cintas	11,600	329,904
Cooper Industries, Cl. A	15,400	649,418
CSX	34,800	2,351,784
Cummins	17,288	1,146,886
Danaher	22,300 a	1,776,195
Deere & Co.	37,600	2,638,016
Dover	16,800	833,784
Eaton	14,242	1,011,752
Emerson Electric	68,000	3,311,600
Equifax	11,550	405,289
Expeditors International Washington	18,600	660,486
FedEx	27,292 a	2,151,701
Fluor	16,678	1,356,755
General Dynamics	34,500	3,075,330
General Electric	865,450	24,483,581
Goodrich	10,800	530,712
Honeywell International	64,200	3,263,928
Illinois Tool Works	34,700	1,625,695
Ingersoll-Rand, Cl. A	27,913 a	1,004,868
ITT	15,800	1,057,968
Jacobs Engineering Group	10,600 b	819,804
L-3 Communications Holdings	10,800	1,065,852
Lockheed Martin	29,150	3,041,220
Manitowoc	11,100 a	292,596
Masco	31,218 a	514,785
Monster Worldwide	11,050 b	196,027
Norfolk Southern	32,700	2,351,784
Northrop Grumman	29,412	1,982,075
Paccar	31,791 a	1,337,129
Pall	11,053	446,762
Parker Hannifin	14,935	921,191
Pitney Bowes	17,656	559,519
Precision Castparts	12,100	1,130,503
R.R. Donnelley & Sons	18,500	493,950
Raytheon	36,700 a	2,089,331
Robert Half International	14,050	355,325
Rockwell Automation	13,000	578,630
Rockwell Collins	14,200	705,598
Ryder System	5,350 a	352,886
Southwest Airlines	63,293	986,738
Textron	21,600	938,952
Tyco International	42,845	1,909,173
Union Pacific	44,800	3,693,312
United Parcel Service, Cl. B	88,750	5,598,350
United Technologies	84,656	5,416,291

W.W. Grainger	6,000	537,060
Waste Management	42,742	1,519,051
		110,274,379
Information Technology--16.3%		
Adobe Systems	46,200 b	1,910,370
Advanced Micro Devices	51,800 a,b	218,078
Affiliated Computer Services, Cl. A	8,800 b	424,160
Agilent Technologies	31,708 b	1,143,390
Akamai Technologies	14,300 a,b	333,762
Altera	26,600	583,870
Analog Devices	25,300	771,903
Apple	76,700 b	12,191,465
Applied Materials	117,450	2,034,234
Autodesk	19,700 b	628,233
Automatic Data Processing	45,450	1,941,170
BMC Software	16,850 b	554,197
Broadcom, Cl. A	38,575 b	936,987
CA	33,849 a	807,637
Ciena	7,671 a,b	158,560
Cisco Systems	512,850 b	11,277,572
Citrix Systems	16,250 b	432,900
Cognizant Technology Solutions, Cl. A	25,000 b	701,750
Computer Sciences	13,450 b	637,127
Compuware	22,750 b	250,250
Convergys	11,250 b	142,875
Corning	137,000	2,741,370
Dell	175,300 b	4,307,121
eBay	95,800 b	2,411,286
Electronic Arts	27,500 b	1,187,450
Electronic Data Systems	43,950	1,090,400
EMC	179,600 b	2,695,796
Fidelity National Information Services	14,800	280,460
Fiserv	14,150 b	676,653
Google, Cl. A	20,400 b	9,664,500
Hewlett-Packard	214,365	9,603,552
IAC/InterActiveCorp	15,900 a,b	277,614
IMS Health	15,600	326,040
Intel	497,200	11,032,868
International Business Machines	119,200	15,255,216
Intuit	27,900 a,b	762,507
Jabil Circuit	17,900	291,054
JDS Uniphase	20,262 a,b	221,464
Juniper Networks	45,100 b	1,173,953
KLA-Tencor	15,100 a	567,609
Lexmark International, Cl. A	8,200 a,b	287,656
Linear Technology	19,200 a	596,160
LSI	55,032 a,b	381,922
MasterCard, Cl. A	6,300 a	1,538,145
MEMC Electronic Materials	19,600 b	905,716
Microchip Technology	16,200 a	517,266
Micron Technology	65,350 a,b	315,640
Microsoft	694,950	17,874,114
Molex	12,225 a	299,879
Moody's	18,200 a	633,542
Motorola	196,406	1,696,948
National Semiconductor	18,700 a	391,765
NetApp	29,650 a,b	757,558
Novell	30,000 b	167,100
Novellus Systems	8,850 a,b	180,275
NVIDIA	47,650 b	545,116
Oracle	344,350 b	7,413,856
Paychex	28,175	927,521
QLogic	11,700 a,b	220,428
QUALCOMM	140,600	7,780,804
SanDisk	19,600 a,b	276,360
Sun Microsystems	68,650 a,b	729,750
Symantec	73,466 b	1,547,929
Tellabs	37,850 b	194,549
Teradata	15,600 b	365,352
Teradyne	14,950 a,b	140,081
Terex	8,800 b	416,504
Texas Instruments	115,400	2,813,452

Total System Services	17,000	332,860
Tyco Electronics	42,445	1,406,627
Unisys	29,900 [b]	110,331
VeriSign	17,000 [a,b]	553,180
Viacom, Cl. B	55,700 [b]	1,555,701
Western Union	64,672	1,787,534
Xerox	78,198	1,066,621
Xilinx	24,200 [a]	600,886
Yahoo!	119,300 [b]	2,372,877
		162,349,408
Materials--3.6%		
Air Products & Chemicals	18,250	1,737,583
AK Steel Holding	9,700 [a]	615,950
Alcoa	70,338	2,373,908
Allegheny Technologies	8,933 [a]	422,442
Ashland	5,100	213,027
Ball	8,500	378,930
Bemis	8,800 [a]	247,808
Dow Chemical	81,313	2,708,536
E.I. du Pont de Nemours & Co.	77,894	3,412,536
Eastman Chemical	7,026 [a]	421,279
Ecolab	15,150 [a]	677,205
Freeport-McMoRan Copper & Gold	33,878	3,277,697
Hercules	10,050 [a]	201,503
International Flavors & Fragrances	7,300	293,606
International Paper	36,738	1,018,377
MeadWestvaco	15,246	408,745
Monsanto	47,376	5,642,955
Newmont Mining	39,424	1,890,775
Nucor	27,100	1,550,662
Pactiv	11,350 [b]	273,649
PPG Industries	13,921	844,169
Praxair	27,400	2,568,202
Rohm & Haas	10,855	814,125
Sealed Air	14,162 [a]	307,315
Sigma-Aldrich	11,300 [a]	686,362
Titanium Metals	8,500 [a]	95,710
United States Steel	10,650	1,707,834
Vulcan Materials	9,850 [a]	632,272
Weyerhaeuser	18,400	983,664
		36,406,826
Telecommunication Services--3.0%		
American Tower, Cl. A	34,400 [b]	1,441,360
AT & T	516,131	15,901,996
CenturyTel	9,500	353,305
Embarq	14,260 [a]	652,680
Frontier Communications	28,100	324,836
Qwest Communications International	135,174 [a]	517,716
Sprint Nextel	246,603 [a]	2,007,348
Verizon Communications	247,592	8,428,032
Windstream	39,500	470,840
		30,098,113
Utilities--3.6%		
AES	58,200 [b]	939,348
Allegheny Energy	14,700	711,480
Ameren	18,550 [a]	762,220
American Electric Power	35,590	1,405,805
CenterPoint Energy	28,544	450,139
CMS Energy	19,550	263,925
Consolidated Edison	23,800 [a]	944,860
Constellation Energy Group	15,550	1,293,138
Dominion Resources	50,268 [a]	2,220,840
DTE Energy	14,200	581,916
Duke Energy	109,080	1,917,626
Dynergy, Cl. A	42,492 [b]	285,971
Edison International	28,400	1,372,856
Entergy	16,650	1,780,218
Exelon	57,274	4,502,882
FirstEnergy	26,731	1,966,065
FPL Group	35,700	2,303,721
Integrys Energy	6,946	354,663
Nicor	4,150 [a]	165,253
NiSource	23,850 [a]	407,358
Pepco Holdings	17,200 [a]	428,968
PG & E	30,300	1,167,459

Pinnacle West Capital	8,900 a	298,773
PPL	32,400	1,521,504
Progress Energy	22,824	965,683
Public Service Enterprise Group	43,900	1,835,020
Range Resources	13,400 a	650,704
Sempra Energy	21,742	1,221,031
Southern	66,050 a	2,337,510
TECO Energy	18,400 a	341,320
Xcel Energy	36,880	739,813
		36,138,069

Total Common Stocks
(cost $845,643,619)   **962,757,475**

Short-Term Investments--.4%	Principal Amount ($)	Value ($)
U.S. Treasury Bills		
1.54%, 10/23/08	1,000,000	996,323
1.63%, 8/7/08	1,000,000 c	999,785
1.81%, 8/21/08	1,500,000 c	1,498,794
1.81%, 9/4/08	500,000 c	499,260
Total Short-Term Investments		
(cost $3,993,815)		**3,994,162**

Other Investment--3.4%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $33,916,000)	33,916,000 d	**33,916,000**
Investment of Cash Collateral for		
Securities Loaned--9.9%		
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Fund		
(cost $99,123,969)	99,123,969 d	**99,123,969**

Total Investments (cost $982,677,403)	**110.0%**	**1,099,791,606**
Liabilities, Less Cash and Receivables	**(10.0%)**	**(100,364,219)**
Net Assets	**100.0%**	**999,427,387**

a   All or a portion of these securities are on loan. At July 31, 2008, the total market value of the fund's securities on loan is
$94,069,021 and the total market value of the collateral held by the fund is $99,123,969.

b   Non-income producing security.

c   All or partially held by a broker as collateral for open financial futures positions.

d   Investment in affiliated money market mutual fund.

At July 31, 2008, the aggregate cost of investment securities for income tax purposes was $982,677,403.

Net unrealized appreciation on investments was $117,114,203 of which $270,303,811 related to appreciated investment securities
and $153,189,608 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES

July 31, 2008 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation/ (Depreciation) at 7/31/2008 ($)
Financial Futures Long				
Standard & Poor's 500 Emni	586	37,126,030	September 2008	**(1,931,094)**

STATEMENT OF INVESTMENTS

Dreyfus Bond Market Index Fund

July 31, 2008 (Unaudited)

Bonds and Notes--97.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Aerospace & Defense--.3%				
Boeing,				
Sr. Unscd. Bonds	7.25	6/15/25	150,000	164,079
Lockheed Martin,				
Sr. Unscd. Notes, Ser. B	6.15	9/1/36	380,000	365,991
Northrop Grumman,				
Gtd. Bonds	7.75	3/1/16	540,000	603,812
Raytheon,				
Sr. Unscd. Bonds	7.20	8/15/27	150,000	162,298
United Technologies,				
Sr. Unscd. Notes	4.88	5/1/15	500,000	499,048
United Technologies,				
Sr. Unscd. Debs.	8.75	3/1/21	50,000	63,465
				1,858,693
Asset-Backed Ctfs./Auto Receivables--.2%				
Americredit Automobile Receivables				
Trust, Ser. 2006-RM, Cl. A2	5.42	8/8/11	444,039	433,635
Honda Auto Receivables Owner				
Trust, Ser. 2006-1, Cl. A3	5.07	2/18/10	112,647	113,244
Honda Auto Receivables Owner				
Trust, Ser. 2007-1, Cl. A4	5.09	7/18/13	700,000	712,608
				1,259,487
Asset-Backed Ctfs./Credit Cards--.2%				
Bank One Issuance Trust,				
Ser. 2004-A1, Cl. A1	3.45	10/17/11	950,000	951,071
Bank One Issuance Trust,				
Ser. 2003-C3, Cl. C3	4.77	2/16/16	200,000	170,278
Citibank Credit Card Issuance				
Trust, Ser. 2005-A4, Cl. A4	4.40	6/20/14	500,000	490,083
				1,611,432
Asset-Backed Ctfs./Home Equity Loans--.2%				
Centex Home Equity,				
Ser. 2005-C, Cl. AF5	5.05	6/25/35	200,000 a	173,354
Countrywide Asset-Backed				
Certificates, Ser. 2006-11,				
Cl. 1AF4	6.30	9/25/46	1,030,000 a	511,420
CPL Transition Funding,				
Ser. 2002-1, Cl. A4	5.96	7/15/15	550,000	574,120
Peco Energy Transition Trust,				
Ser. 1999-A, Cl. A7	6.13	3/1/09	73,526	73,711
				1,332,605
Automobile Manufacturers--.1%				
Daimler Finance North America,				
Gtd. Notes	7.30	1/15/12	400,000	417,071
Daimler Finance North America,				
Gtd. Notes	8.50	1/18/31	200,000	214,603
				631,674
Banks--3.2%				
Abbey National,				
Sub. Debs.	7.95	10/26/29	350,000	359,717
Bank of America,				
Sr. Unscd. Notes	5.13	11/15/14	350,000	333,812

Bank of America,				
Sr. Unscd. Notes	5.63	10/14/16	575,000	543,177
Bank of America,				
Sr. Unscd. Notes	5.75	12/1/17	750,000	704,962
Bank of America,				
Sub. Notes	7.80	2/15/10	500,000	522,471
Bank One,				
Sub. Notes	5.90	11/15/11	500,000	510,782
Bayerische Landesbank,				
Sub. Notes, Ser. G	5.88	12/1/08	300,000	303,560
BB & T,				
Sub. Notes	4.75	10/1/12	325,000	303,584
Deutsche Bank London,				
Sr. Unscd. Notes	6.00	9/1/17	770,000	772,081
Dresdner Bank,				
Sub. Debs.	7.25	9/15/15	145,000	141,445
First Tennessee Bank,				
Sub. Notes	5.65	4/1/16	250,000	213,917
Fleet Financial Group,				
Sub. Notes	7.38	12/1/09	175,000	181,370
Golden West Financial,				
Sr. Unscd. Notes	4.75	10/1/12	1,000,000	887,324
HSBC Holdings,				
Sub. Notes	6.50	5/2/36	250,000	228,657
HSBC Holdings,				
Sub. Notes	6.50	9/15/37	430,000	389,393
HSBC Holdings,				
Sub. Notes	7.50	7/15/09	200,000	205,148
Inter-American Development Bank,				
Sr. Unscd. Notes	4.38	9/20/12	1,300,000	1,325,308
KeyBank,				
Sub. Notes	6.95	2/1/28	100,000	73,547
KFW,				
Gov't Gtd. Notes	3.25	3/30/09	1,250,000	1,245,460
KFW,				
Govt Gtd. Bonds	4.00	10/15/13	1,400,000	1,398,113
KFW,				
Gov't Gtd. Bonds	4.13	10/15/14	1,200,000	1,170,895
KFW,				
Gov't Gtd. Notes	4.88	1/17/17	1,240,000	1,280,634
KFW,				
Gtd. Debs.	8.00	2/15/10	35,000	37,373
Korea Development Bank,				
Sr. Unscd. Notes	5.50	11/13/12	350,000	349,994
National City Bank,				
Sr. Unscd. Notes	4.50	3/15/10	1,275,000	1,061,468
NationsBank,				
Sub. Notes	7.80	9/15/16	235,000	252,353
NB Capital Trust IV,				
Bank Gtd. Cap. Secs.	8.25	4/15/27	55,000	54,456
Oesterreichische Kontrollbank,				
Govt. Gtd. Notes	4.88	2/16/16	1,500,000	1,548,531
PNC Funding,				
Bank Gtd. Notes	5.25	11/15/15	225,000	205,727
Royal Bank of Scotland Group,				
Sub. Notes	6.38	2/1/11	410,000	417,778
Royal Bank of Scotland Group,				
Jr. Sub. Bonds	7.65	8/29/49	550,000 a	495,147

Sanwa Finance Aruba,				
Bank Gtd. Notes	8.35	7/15/09	150,000	154,818
SouthTrust,				
Sub. Notes	5.80	6/15/14	500,000	450,755
Sovereign Bancorp,				
Sr. Unscd. Notes	4.80	9/1/10	500,000	439,917
State Street Bank & Trust,				
Sub. Notes	5.25	10/15/18	200,000	183,442
Suntrust Capital VIII,				
Bank Gtd. Secs.	6.10	12/15/36	335,000 a	227,712
U.S. Bank,				
Sub. Notes	6.38	8/1/11	100,000	104,491
UBS,				
Sr. Unscd. Notes	5.88	12/20/17	760,000	740,615
Union Planters,				
Sr. Unscd. Notes	4.38	12/1/10	400,000	380,308
Wachovia Bank,				
Sub. Notes	5.00	8/15/15	250,000	211,642
Wachovia Bank,				
Sub. Notes	6.60	1/15/38	300,000	236,452
Washington Mutual Bank,				
Sub. Notes	5.13	1/15/15	400,000	260,324
Wells Fargo & Co.,				
Sub. Notes	6.38	8/1/11	420,000	435,787
Wells Fargo Bank,				
Sub. Notes	5.75	5/16/16	750,000	729,575
Westpac Banking,				
Sub. Notes	4.63	6/1/18	500,000	430,872
Zions Bancorporation,				
Sub. Notes	6.00	9/15/15	250,000	174,518
				22,679,412
Building & Construction--.1%				
CRH America,				
Gtd. Notes	5.30	10/15/13	500,000	460,035
Masco,				
Sr. Unscd. Bonds	4.80	6/15/15	300,000	256,642
				716,677
Chemicals--.2%				
E.I. Du Pont De Nemours,				
Sr. Unscd. Notes	5.25	12/15/16	400,000	390,074
Lubrizol,				
Gtd. Notes	5.50	10/1/14	150,000	143,191
Potash of Saskatchewan,				
Unscd. Notes	7.75	5/31/11	200,000	216,198
Rohm & Haas,				
Sr. Unscd. Notes	7.85	7/15/29	430,000	453,483
				1,202,946
Commercial & Professional Services--.1%				
R.R. Donnelley & Sons,				
Sr. Unscd. Notes	4.95	5/15/10	750,000	**736,642**
Commercial Mortgage Pass-Through Ctfs.--4.4%				
Banc of America Commercial				
Mortgage, Ser. 2005-3, Cl. A4	4.67	7/10/43	1,000,000	922,481
Banc of America Commercial				
Mortgage, Ser. 2007-1, Cl. A4	5.45	1/15/49	1,000,000	912,345
Banc of America Commercial				
Mortgage, Ser. 2000-2, Cl. A2	7.20	9/15/32	600,000 a	617,496
Bear Stearns Commercial Mortgage				

Securities, Ser. 2005-PWR9, Cl. A4A	4.87	9/11/42	900,000	835,418
Bear Stearns Commercial Mortgage Securities, Ser. 2006-PW12, Cl. A4	5.90	9/11/38	850,000 a	815,418
Bear Stearns Commercial Mortgage Securities, Ser. 1999-WF2, Cl. A2	7.08	7/15/31	184,049	186,399
Chase Commercial Mortgage Securities, Ser. 2000-3, Cl. A2	7.32	10/15/32	441,709	456,234
Chase Commercial Mortgage Securities, Ser. 2000-2, Cl. A2	7.63	7/15/32	250,000	260,014
Citigroup/Deutsche Bank Commercial Mortgage Trust, Ser. 2005-CD1, Cl. A4	5.40	7/15/44	1,500,000 a	1,434,753
Commercial Mortgage Pass-Through Ctfs., Ser. 2005-LP5, Cl. A2	4.63	5/10/43	1,468,043	1,461,015
Credit Suisse Mortgage Capital Ctfs., Ser. 2006-C3, Cl. A3	6.02	6/15/38	1,500,000 a	1,447,341
CS First Boston Mortgage Securities, Ser. 2002-CKP1, Cl. A3	6.44	12/15/35	675,000	694,543
CS First Boston Mortgage Securities, Ser. 1999-C1, Cl. A2	7.29	9/15/41	737,624	751,749
CWCapital Cobalt, Ser. 2007-C3, Cl. A4	6.02	5/15/46	1,000,000 a	936,385
GE Capital Commercial Mortgage, Ser. 2002-1A, Cl. A3	6.27	12/10/35	850,000	866,090
Greenwich Capital Commercial Funding, Ser. 2005-GG5, Cl. A5	5.22	4/10/37	1,000,000 a	947,321
GS Mortgage Securities II, Ser. 2005-GG4, Cl. A3	4.61	7/10/39	775,000	747,147
GS Mortgage Securities II, Ser. 2007-GG10, Cl. A4	5.99	8/10/45	1,000,000 a	936,600
Heller Financial Commercial Mortgage Asset, Ser. 1999-PH1, Cl. A2	6.85	5/15/31	448,293 a	449,528
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2004-CB8, Cl. A4	4.40	1/12/39	1,000,000	924,731
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2005-LDP3, Cl. A4A	4.94	8/15/42	600,000 a	558,842
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2007-LDPX, Cl. A3	5.42	1/15/49	1,200,000	1,089,858
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2006-CB14, Cl. A4	5.48	12/12/44	500,000 a	471,311
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2007-CB20, Cl. A4	5.79	2/12/51	1,000,000 a	928,616
LB Commercial Conduit Mortgage Trust, Ser. 1999-C2, Cl. A2	7.33	10/15/32	141,467	144,618
LB-UBS Commercial Mortgage Trust, Ser. 2005-C3, Cl. AJ	4.84	7/15/40	500,000	426,594
LB-UBS Commercial Mortgage Trust,				

Ser. 2004-C6, Cl. A6	5.02	8/15/29	275,000 a	261,398
LB-UBS Commercial Mortgage Trust,				
Ser. 2007-C2, Cl. A3	5.43	2/15/40	1,200,000	1,093,371
LB-UBS Commercial Mortgage Trust,				
Ser. 2000-C3, Cl. A2	7.95	5/15/25	1,063,437 a	1,102,901
Merrill Lynch Mortgage Trust,				
Ser. 2003-KEY1, Cl. A4	5.24	11/12/35	500,000 a	486,141
Merrill Lynch Mortgage Trust,				
Ser. 2007-C1, Cl. A4	6.02	6/12/50	1,000,000 a	938,439
Merrill Lynch/Countrywide				
Commercial Mortgage,				
Ser. 2007-7, Cl. A4	5.81	6/12/50	1,200,000 a	1,115,882
Morgan Stanley Capital I,				
Ser. 2004-T13, Cl. A4	4.66	9/13/45	1,000,000	955,879
Morgan Stanley Capital I,				
Ser. 2007-IQ14, Cl. A4	5.69	4/15/49	1,300,000 a	1,201,166
Morgan Stanley Capital I,				
Ser. 2006-HQ9, Cl. A4	5.73	7/12/44	500,000 a	476,946
Morgan Stanley Dean Witter Capital				
I, Ser. 2003-HQ2, Cl. A2	4.92	3/12/35	500,000	483,207
Wachovia Bank Commercial Mortgage				
Trust, Ser. 2005-C20, Cl. A7	5.12	7/15/42	800,000 a	753,738
Wachovia Bank Commercial Mortgage				
Trust, Ser. 2004-C11, Cl. A5	5.22	1/15/41	800,000 a	774,137
Wachovia Bank Commercial Mortgage				
Trust, Ser. 2006-C27, Cl. A3	5.77	7/15/45	1,150,000 a	1,094,822
				30,960,874
Computers--.1%				
Hewlett Packard,				
Sr. Unscd. Notes	5.50	3/1/18	560,000	**551,191**
Consumer Products--.2%				
Avon Products,				
Sr. Unscd. Notes	4.20	7/15/18	250,000	215,723
Procter & Gamble,				
Sr. Unscd. Notes	5.55	3/5/37	300,000	286,958
Procter & Gamble,				
Sr. Unscd. Notes	6.88	9/15/09	750,000	780,009
				1,282,690
Diversified Financial Services--4.7%				
AEP Texas Central Transition				
Funding, Sr. Scd. Bonds,				
Ser. A-4	5.17	1/1/18	250,000	242,021
American Express,				
Sr. Unscd. Notes	6.15	8/28/17	700,000	664,599
American General Finance,				
Notes	6.90	12/15/17	900,000	723,119
Bear Stearns,				
Sub. Notes	5.55	1/22/17	500,000 b	461,408
Bear Stearns,				
Sr. Unscd. Notes	7.25	2/1/18	270,000	281,157
Capital One Bank,				
Notes	4.25	12/1/08	275,000	273,883
Capital One Capital III,				
Gtd. Cap. Secs.	7.69	8/15/36	200,000	151,832
CIT Group Funding,				
Gtd. Notes	4.65	7/1/10	1,375,000	1,171,252
Citigroup Capital XXI,				
Gtd. Bonds	8.30	12/21/57	735,000 a	672,838

Citigroup,				
Sub. Notes	5.00	9/15/14	730,000	662,961
Citigroup,				
Sr. Unscd. Notes	6.00	2/21/12	750,000	747,809
Citigroup,				
Sr. Unscd. Notes	6.13	11/21/17	750,000	720,134
Citigroup,				
Sub. Notes	6.13	8/25/36	500,000	419,163
Citigroup,				
Sr. Unscd. Debs.	6.63	1/15/28	100,000	91,404
Countrywide Home Loans,				
Gtd. Notes, Ser. L	4.00	3/22/11	750,000	697,933
Credit Suisse USA,				
Gtd. Notes	5.50	8/15/13	1,000,000	993,500
Credit Suisse USA,				
Gtd. Notes	6.50	1/15/12	1,300,000	1,342,191
General Electric Capital,				
Sr. Unscd. Notes	5.00	1/8/16	375,000	361,801
General Electric Capital,				
Sr. Unscd. Notes, Ser. A	5.45	1/15/13	650,000	652,891
General Electric Capital,				
Sr. Unscd. Notes	5.63	9/15/17	1,000,000	975,266
General Electric Capital,				
Notes	5.88	1/14/38	500,000	450,492
General Electric Capital,				
Sr. Unscd. Notes, Ser. A	6.75	3/15/32	1,170,000	1,177,469
General Electric Capital,				
Sr. Unscd. Debs.	8.30	9/20/09	15,000	15,687
Goldman Sachs Capital I,				
Gtd. Cap. Secs.	6.35	2/15/34	350,000	287,993
Goldman Sachs Group,				
Sr. Unscd. Notes	6.15	4/1/18	680,000	656,216
Goldman Sachs Group,				
Sr. Unscd. Notes	6.60	1/15/12	2,500,000	2,592,797
Goldman Sachs Group,				
Sub. Notes	6.75	10/1/37	630,000	558,465
Goldman Sachs Group,				
Sr. Unscd. Notes	7.35	10/1/09	100,000	102,769
Household Finance,				
Sr. Unscd. Notes	4.75	7/15/13	700,000	669,752
Household Finance,				
Sr. Unscd. Notes	8.00	7/15/10	630,000	660,956
International Lease Finance,				
Sr. Unscd. Notes	5.00	4/15/10	1,200,000	1,144,232
International Lease Finance,				
Sr. Unscd. Notes	5.65	6/1/14	350,000	299,594
Janus Capital Group,				
Sr. Unscd. Notes	6.25	6/15/12	75,000	72,634
Jefferies Group,				
Sr. Unscd. Debs.	6.25	1/15/36	200,000	142,720
JP Morgan Chase XVII,				
Gtd. Debs., Ser. Q	5.85	8/1/35	310,000	245,762
JPMorgan Chase & Co.,				
Sub. Notes	5.13	9/15/14	2,525,000	2,383,900
JPMorgan Chase & Co.,				
Sub. Notes	6.75	2/1/11	1,000,000	1,038,167
Lehman Brothers Holdings,				
Sr. Unscd. Notes	5.63	1/24/13	850,000	795,410

Lehman Brothers Holdings,				
Sub. Notes	6.50	7/19/17	1,000,000	904,105
Lehman Brothers Holdings,				
Sr. Unscd. Notes	6.63	1/18/12	650,000	638,406
Merrill Lynch & Co.,				
Sr. Unscd. Notes	5.45	7/15/14	565,000	513,807
Merrill Lynch & Co.,				
Sr. Unscd. Notes	6.05	8/15/12	960,000	915,642
Merrill Lynch & Co.,				
Sub. Notes	6.05	5/16/16	575,000	523,832
Merrill Lynch & Co.,				
Sr. Unscd. Notes	6.88	11/15/18	150,000	139,141
Morgan Stanley,				
Sub. Notes	4.75	4/1/14	1,400,000	1,250,673
Morgan Stanley,				
Sr. Unscd. Notes	5.45	1/9/17	1,100,000	955,296
Morgan Stanley,				
Sr. Unscd. Notes	7.25	4/1/32	300,000	277,269
National Rural Utilities				
Cooperative Finance, Coll.				
Trust Notes	4.38	10/1/10	600,000	603,158
SLM,				
Sr. Unscd. Notes, Ser. A	5.00	4/15/15	450,000	366,663
Toyota Motor Credit,				
Unscd. Notes	4.35	12/15/10	150,000	153,536
				32,843,705
Diversified Manufacturing--.2%				
Honeywell International,				
Sr. Unscd. Notes	4.25	3/1/13	1,300,000	**1,286,929**
Diversified Metals & Mining--.4%				
Alcan,				
Debs.	7.25	3/15/31	350,000	361,239
Alcoa,				
Sr. Unscd. Notes	5.72	2/23/19	112,000	102,166
BHP Finance USA,				
Gtd. Notes	4.80	4/15/13	1,000,000	983,631
Freeport-McMoran C&G,				
Sr. Unscd. Notes	8.38	4/1/17	895,000	938,958
Inco,				
Unsub. Bonds	7.20	9/15/32	100,000	96,828
Noranda,				
Notes	5.50	6/15/17	165,000	151,748
Vale Overseas,				
Gtd. Notes	6.25	1/23/17	400,000	395,274
				3,029,844
Electric Utilities--1.4%				
Cincinnati Gas & Electric,				
Sr. Unscd. Bonds	5.70	9/15/12	185,000	187,023
Cleveland Electric Illumination,				
Sr. Unscd. Notes	5.70	4/1/17	150,000	142,079
Consolidated Edison of New York,				
Sr. Unscd. Debs., Ser. 06-B	6.20	6/15/36	200,000	190,307
Constellation Energy Group,				
Sr. Unscd. Notes	7.60	4/1/32	250,000	251,854
Consumers Energy,				
First Mortgage Bonds, Ser. P	5.50	8/15/16	200,000	195,487
Dominion Resources,				
Sr. Unscd. Notes, Ser. E	6.30	3/15/33	100,000 b	92,589

Duke Energy Carolinas, First Mortgage Bonds	6.00	1/15/38	350,000	339,139
Exelon, Sr. Unscd. Notes	4.90	6/15/15	500,000	458,679
FirstEnergy, Sr. Unscd. Notes, Ser. C	7.38	11/15/31	460,000	493,384
Florida Power & Light, First Mortgage Bonds	5.63	4/1/34	250,000	234,954
Hydro-Quebec, Gov't Gtd. Debs., Ser. HH	8.50	12/1/29	200,000	272,542
Hydro-Quebec, Gov't Gtd. Debs., Ser. HK	9.38	4/15/30	20,000	29,474
MidAmerican Energy Holdings, Sr. Unscd. Notes	5.88	10/1/12	950,000	977,256
NiSource Finance, Gtd. Notes	5.40	7/15/14	150,000	140,925
Ohio Power, Sr. Unscd. Notes, Ser. F	5.50	2/15/13	1,500,000	1,491,208
Oncor Electric Delivery, Sr. Scd. Notes	7.00	5/1/32	250,000	236,697
Pacific Gas & Electric, Sr. Unscd. Bonds	6.05	3/1/34	465,000	440,101
Pacificorp, First Mortgage Bonds	5.75	4/1/37	235,000	213,581
PPL Electric Utilities, Sr. Scd. Bonds	6.25	8/15/09	300,000	306,073
Progress Energy, Sr. Unscd. Notes	7.10	3/1/11	500,000	523,943
Progress Energy, Sr. Unscd. Notes	7.75	3/1/31	400,000	444,440
Public Service Company of Colorado, First Mortgage Bonds, Ser. 10	7.88	10/1/12	350,000	388,022
Public Service Electric El & Gas, Scd. Notes, Ser. D	5.25	7/1/35	230,000	200,723
South Carolina Electric & Gas, First Mortgage Bonds	6.63	2/1/32	200,000	207,137
Southern California Edison, Sr. Unscd. Notes	6.65	4/1/29	450,000 b	458,541
Southern Power, Sr. Unscd. Notes, Ser. D	4.88	7/15/15	300,000	282,577
Virginia Electric & Power, Sr. Unscd. Notes, Ser. A	5.40	1/15/16	500,000	489,326
				9,688,061
Food & Beverages--1.0%				
Anheuser-Busch Cos., Sr. Unscd. Bonds	5.00	1/15/15	1,000,000	933,055
Bottling Group, Gtd. Notes	4.63	11/15/12	350,000	355,132
Coca-Cola Enterprises, Sr. Unscd. Debs.	6.70	10/15/36	250,000	260,206
Coca-Cola Enterprises, Sr. Unscd. Debs.	8.50	2/1/22	100,000	121,279
ConAgra Foods, Sr. Unscd. Notes	7.00	10/1/28	350,000	341,299
Diageo Capital, Gtd. Notes	5.75	10/23/17	720,000	704,130
General Mills,				

Sr. Unscd. Notes	6.00	2/15/12	125,000	128,944
H.J. Heinz,				
Sr. Unscd. Debs.	6.38	7/15/28	100,000	94,508
Hershey,				
Sr. Unscd. Notes	5.30	9/1/11	750,000	768,435
Hershey,				
Sr. Unscd. Debs.	8.80	2/15/21	30,000	38,074
Kellogg,				
Sr. Unscd. Debs., Ser. B	7.45	4/1/31	340,000	380,815
Kraft Foods,				
Sr. Unscd. Notes	6.13	2/1/18	775,000	758,663
Kroger,				
Gtd. Notes	7.25	6/1/09	550,000	563,438
Nabisco,				
Sr. Unscd. Debs.	7.55	6/15/15	640,000	687,453
Safeway,				
Sr. Unscd. Notes	5.80	8/15/12	210,000	213,484
Sara Lee,				
Sr. Unscd. Notes	6.25	9/15/11	300,000	305,072
SYSCO,				
Sr. Unscd. Notes	5.38	9/21/35	350,000	317,168
				6,971,155
Foreign/Governmental--2.7%				
Asian Development Bank,				
Sr. Unsub. Notes	4.50	9/4/12	750,000	771,137
European Investment Bank,				
Sr. Unscd. Notes	3.25	2/15/11	2,000,000 b	2,002,638
European Investment Bank,				
Sr. Unscd. Notes	4.63	5/15/14	500,000 b	512,888
European Investment Bank,				
Sr. Unscd. Bonds	4.63	10/20/15	350,000	356,574
European Investment Bank,				
Sr. Unscd. Bonds	4.88	1/17/17	850,000	874,227
Federal Republic of Brazil,				
Sr. Unscd. Bonds	6.00	1/17/17	1,870,000	1,914,880
Federal Republic of Brazil,				
Unscd. Bonds	10.13	5/15/27	500,000	703,750
International Bank for				
Reconstruction & Development,				
Notes	5.00	4/1/16	700,000	730,652
International Bank for				
Reconstruction & Development,				
Unsub. Bonds	7.63	1/19/23	175,000	224,585
Malaysia Government,				
Unsub. Notes	8.75	6/1/09	330,000	343,029
Province of British Columbia				
Canada, Bonds, Ser. USD-2	6.50	1/15/26	25,000	29,295
Province of Manitoba Canada,				
Debs., Ser. CB	8.80	1/15/20	10,000	13,505
Province of Ontario Canada,				
Sr. Unscd. Bonds	3.63	10/21/09	1,200,000 b	1,209,272
Province of Ontario Canada,				
Sr. Unsub. Bonds	5.50	10/1/08	500,000	502,342
Province of Quebec Canada,				
Unscd. Notes	4.60	5/26/15	700,000	698,499
Province of Quebec Canada,				
Debs., Ser. NJ	7.50	7/15/23	200,000	246,880
Province of Saskatchewan Canada,				

Debs.	7.38	7/15/13	500,000	573,851
Republic of Chile,				
Unsub. Bonds	5.50	1/15/13	350,000	365,960
Republic of Finland,				
Bonds	6.95	2/15/26	25,000	29,924
Republic of Italy,				
Sr. Unscd. Notes	5.38	6/15/33	550,000	552,518
Republic of Italy,				
Sr. Unscd. Notes	6.00	2/22/11	1,725,000	1,832,476
Republic of Italy,				
Sr. Unscd. Notes	6.88	9/27/23	610,000	718,889
Republic of Peru,				
Sr. Unscd. Bonds	6.55	3/14/37	540,000	560,790
Republic of Poland,				
Unsub. Notes	5.25	1/15/14	250,000	256,265
Republic of South Africa,				
Sr. Unscd. Notes	6.50	6/2/14	170,000 b	175,950
United Mexican States,				
Sr. Unscd. Notes	5.63	1/15/17	590,000 b	596,490
United Mexican States,				
Sr. Unscd. Notes, Ser. A	6.75	9/27/34	550,000	592,900
United Mexican States,				
Notes	9.88	2/1/10	1,525,000	1,658,437
				19,048,603
Health Care--.9%				
Amgen,				
Sr. Unscd. Notes	5.85	6/1/17	400,000	401,191
Astrazeneca,				
Sr. Unsub. Notes	6.45	9/15/37	450,000	461,900
Bristol-Myers Squibb,				
Sr. Unscd. Notes	5.88	11/15/36	350,000	325,439
Covidien International Finance,				
Gtd. Notes	6.00	10/15/17	590,000	591,342
Eli Lilly & Co.,				
Sr. Unscd. Notes	7.13	6/1/25	200,000	223,870
GlaxoSmithKline Capital,				
Gtd. Notes	4.38	4/15/14	500,000	484,470
GlaxoSmithKline Capital,				
Gtd. Notes	5.65	5/15/18	740,000	741,302
Johnson & Johnson,				
Unscd. Debs.	4.95	5/15/33	170,000	153,070
Merck & Co.,				
Sr. Unscd. Debs.	6.40	3/1/28	150,000	153,136
Quest Diagnostics,				
Gtd. Notes	5.45	11/1/15	500,000	476,695
Schering-Plough,				
Sr. Unscd. Notes	5.55	12/1/13	1,000,000	1,006,866
Teva Pharmaceutical Finance,				
Gtd. Notes	6.15	2/1/36	85,000	77,375
UnitedHealth Group,				
Sr. Unscd. Notes	5.00	8/15/14	300,000	278,390
WellPoint,				
Sr. Unscd. Bonds	5.25	1/15/16	375,000	349,142
Wellpoint,				
Sr. Unscd. Notes	6.80	8/1/12	300,000	311,564
Wyeth,				
Sr. Unscd. Notes	5.95	4/1/37	200,000	189,860
Wyeth,				

Sr. Unscd. Notes	6.50	2/1/34	200,000	205,684
				6,431,296
Industrial--.1%				
Continental Airlines,				
Pass-Through Certificates,				
Ser. 974A	6.90	1/2/18	193,066	167,967
Mohawk Industries,				
Sr. Unscd. Notes	6.13	1/15/16	70,000	65,111
US Steel,				
Sr. Unscd. Notes	5.65	6/1/13	250,000	242,349
USA Waste Services,				
Sr. Unscd. Notes	7.00	7/15/28	150,000	136,059
				611,486
Machinery--.1%				
Caterpillar,				
Sr. Unscd. Debs.	6.05	8/15/36	375,000	366,340
Deere & Co.,				
Sr. Unscd. Notes	6.95	4/25/14	625,000	685,297
				1,051,637
Manufacturing--.1%				
General Electric,				
Sr. Unscd. Notes	5.00	2/1/13	500,000	503,259
Tyco International Finance,				
Gtd. Bonds	6.88	1/15/21	235,000 c	235,376
				738,635
Media--.5%				
AOL Time Warner,				
Gtd. Notes	7.63	4/15/31	300,000	298,157
AT & T Broadband,				
Gtd. Notes	9.46	11/15/22	304,000	362,767
Comcast Cable Communications,				
Gtd. Notes	6.75	1/30/11	600,000	621,026
Comcast,				
Gtd. Notes	6.45	3/15/37	200,000	183,680
COX Communications,				
Sr. Unscd. Bonds	5.50	10/1/15	450,000	430,795
News America Holdings,				
Gtd. Debs.	8.25	8/10/18	150,000	168,570
News America,				
Gtd. Notes	6.20	12/15/34	250,000	227,870
News America,				
Gtd. Notes	6.65	11/15/37	360,000	342,975
Time Warner,				
Gtd. Debs.	6.50	11/15/36	200,000	173,894
Time Warner,				
Gtd. Debs.	6.95	1/15/28	325,000	305,862
Viacom,				
Gtd. Debs.	5.50	5/15/33	250,000	186,558
Viacom,				
Sr. Unscd. Notes	6.88	4/30/36	150,000	135,393
Walt Disney,				
Sr. Unscd. Notes, Ser. B	7.00	3/1/32	150,000	167,055
Walt Disney,				
Sr. Unscd. Debs.	7.55	7/15/93	100,000	111,017
				3,715,619
Oil & Gas--1.4%				
Amerada Hess,				
Sr. Unscd. Bonds	7.88	10/1/29	125,000	142,472

Anadarko Finance,				
Gtd. Notes, Ser. B	6.75	5/1/11	300,000	312,321
Anadarko Petroleum,				
Sr. Unscd. Notes	5.95	9/15/16	350,000	349,195
Apache,				
Sr. Unscd. Notes	6.00	1/15/37	380,000	368,650
Canadian Natural Resources,				
Sr. Unscd. Notes	4.90	12/1/14	350,000	339,831
ConocoPhillips,				
Gtd. Notes	5.90	10/15/32	500,000	490,171
ConocoPhillips,				
Sr. Unscd. Notes	8.75	5/25/10	200,000	217,328
Devon Financing,				
Gtd. Debs.	7.88	9/30/31	275,000	318,628
Enterprise Products Operating,				
Gtd. Notes, Ser. B	5.60	10/15/14	995,000	973,654
Kerr-McGee,				
Notes	6.95	7/1/24	600,000	614,983
Marathon Oil,				
Sr. Unscd. Notes	6.60	10/1/37	350,000	337,483
Nexen,				
Sr. Unscd. Notes	5.20	3/10/15	150,000 b	142,936
Oneok,				
Unscd. Notes	5.20	6/15/15	200,000	187,816
PanCanadian Petroleum,				
Sr. Unscd. Bonds	7.20	11/1/31	150,000	158,185
Pemex Project Funding Master				
Trust, Gtd. Notes	7.38	12/15/14	400,000	439,273
Petrobras International Finance,				
Gtd. Notes	5.88	3/1/18	625,000	613,546
Petro-Canada,				
Sr. Unscd. Notes	4.00	7/15/13	450,000	424,309
Plains All America Pipeline,				
Gtd. Notes	6.13	1/15/17	525,000	507,218
Sempra Energy,				
Sr. Unscd. Notes	7.95	3/1/10	500,000	525,760
Shell International Finance,				
Gtd. Notes	5.63	6/27/11	500,000	524,557
Spectra Energy,				
Sr. Unscd. Notes	8.00	10/1/19	225,000	234,315
Suncor Energy,				
Sr. Unscd. Notes	6.50	6/15/38	100,000	96,164
Talisman Energy,				
Sr. Unscd. Notes	6.25	2/1/38	200,000	177,085
Tennessee Gas Pipeline,				
Sr. Unscd. Debs.	7.00	10/15/28	390,000	377,405
Trans-Canada Pipelines,				
Sr. Notes	5.85	3/15/36	200,000	173,543
Transocean,				
Sr. Unscd. Notes	7.50	4/15/31	150,000	159,954
Valero Energy,				
Sr. Unscd. Notes	6.63	6/15/37	115,000	102,495
Valero Energy,				
Sr. Unscd. Notes	7.50	4/15/32	70,000	67,117
XTO Energy,				
Sr. Unscd. Notes	4.90	2/1/14	800,000	773,647
				10,150,041

Paper & Forest Products--.1%

International Paper,				
Sr. Unscd. Notes	6.75	9/1/11	200,000	200,073
Weyerhaeuser,				
Sr Unscd. Debs.	7.38	3/15/32	300,000	286,884
				486,957
Pipelines--.2%				
Energy Transfer Partners,				
Sr. Unscd. Bonds	7.50	7/1/38	375,000	381,045
Kinder Morgan Energy Partners,				
Sr. Unscd. Notes	7.40	3/15/31	350,000	355,950
ONEOK Partners,				
Gtd. Notes	6.15	10/1/16	545,000	537,884
				1,274,879
Property & Casualty Insurance--.9%				
Aetna,				
Sr. Unscd. Notes	6.63	6/15/36	300,000	276,613
Aetna,				
Gtd. Debs.	7.63	8/15/26	50,000	54,529
Allstate,				
Sr. Unscd. Notes	5.55	5/9/35	175,000	145,752
Allstate,				
Sr. Unscd. Debs.	6.75	5/15/18	350,000	359,753
American International Group,				
Sr. Unscd. Notes	5.60	10/18/16	600,000	546,302
American International Group,				
Sr. Unscd. Notes	5.85	1/16/18	1,000,000	898,549
AON Capital Trust A,				
Gtd. Cap. Secs.	8.21	1/1/27	70,000	63,119
AXA,				
Sub. Bonds	8.60	12/15/30	165,000	169,440
Berkshire Hathaway Finance,				
Gtd. Notes	4.85	1/15/15	200,000	196,385
CNA Financial,				
Sr. Unscd. Notes	6.50	8/15/16	100,000	94,976
GE Global Insurance Holdings,				
Sr. Unscd. Notes	7.00	2/15/26	150,000	143,148
Hartford Financial Services Group,				
Sr. Unscd. Notes	6.30	3/15/18	580,000 b	576,059
Marsh & McLennan Cos.,				
Sr. Unscd. Bonds	5.88	8/1/33	200,000	161,925
MetLife,				
Sr. Unscd. Notes	6.13	12/1/11	260,000	271,932
MetLife,				
Sr. Unscd. Notes	6.38	6/15/34	200,000	188,974
Nationwide Financial Services,				
Sr. Notes	6.25	11/15/11	350,000	358,244
Principal Financial Group,				
Gtd. Notes	6.05	10/15/36	225,000	193,565
Progressive,				
Sr. Unscd. Notes	6.63	3/1/29	100,000	95,076
Prudential Financial,				
Sr. Unscd. Notes, Ser. B	4.75	4/1/14	350,000	327,046
St. Paul Travelers Cos.,				
Sr. Unscd. Notes	5.50	12/1/15	960,000	955,014
Torchmark,				
Sr. Unscd. Bonds	8.25	8/15/09	150,000	156,254
Willis North America,				
Gtd. Notes	6.20	3/28/17	335,000	312,551

				6,545,206
Real Estate Investment Trusts--.3%				
Boston Properties,				
Sr. Unscd. Notes	5.00	6/1/15	500,000	452,397
Brandywine Operating Partnership,				
Gtd. Notes	5.75	4/1/12	130,000	121,989
ERP Operating,				
Sr. Unscd. Notes	5.20	4/1/13	600,000	565,860
iStar Financial,				
Sr. Unscd. Notes, Ser. 1	5.88	3/15/16	185,000	124,121
Regency Centers,				
Gtd. Notes	5.88	6/15/17	200,000	184,564
Simon Property Group,				
Sr. Unscd. Notes	6.35	8/28/12	400,000	400,473
				1,849,404
Retail--.9%				
Costco Wholesale,				
Sr. Unscd. Notes	5.50	3/15/17	500,000	504,918
CVS Caremark,				
Sr. Unscd. Notes	6.25	6/1/27	500,000	483,588
Home Depot,				
Sr. Unscd. Notes	3.75	9/15/09	1,000,000	986,775
Home Depot,				
Sr. Unscd. Notes	5.40	3/1/16	550,000	503,423
J.C. Penney,				
Sr. Unscd. Notes	8.00	3/1/10	350,000	360,648
Macy's Retail Holdings,				
Gtd. Notes	6.70	7/15/34	200,000	160,168
Macy's Retail Holdings,				
Gtd. Debs.	7.45	7/15/17	350,000	327,169
Starbucks,				
Sr. Unscd. Bonds	6.25	8/15/17	750,000	729,613
Target,				
Sr. Unscd. Notes	5.38	5/1/17	400,000	389,771
Target,				
Sr. Unscd. Debs.	7.00	7/15/31	125,000	125,932
Target,				
Sr. Unscd. Notes	7.00	1/15/38	380,000	391,317
Wal-Mart Stores,				
Sr. Unscd. Notes	5.25	9/1/35	400,000	342,757
Wal-Mart Stores,				
Sr. Unscd. Notes	6.50	8/15/37	400,000	403,387
Xerox,				
Sr. Unscd. Notes	6.75	2/1/17	750,000	751,621
				6,461,087
State/Territory Gen Oblg--.1%				
State of Illinois Taxable Pension				
Funding, Bonds	5.10	6/1/33	450,000	**413,941**
Technology--.3%				
Electronic Data Systems,				
Sr. Unscd. Notes, Ser. B	6.50	8/1/08	125,000	131,527
International Business Machines,				
Sr. Unscd. Notes	5.70	9/14/17	600,000	609,973
International Business Machines,				
Sr. Unscd. Debs., Ser. A	7.50	6/15/13	75,000	83,698
International Business Machines,				
Sr. Unscd. Notes	8.38	11/1/19	300,000	363,791
Oracle,				

Sr. Unscd. Notes	5.00	1/15/11	1,000,000	1,022,166
				2,211,155

Telecommunications--1.7%

America Movil,				
Unscd. Notes	6.38	3/1/35	100,000	94,185
AT & T Wireless,				
Sr. Unscd. Notes	8.13	5/1/12	250,000	274,544
AT & T Wireless,				
Sr. Unscd. Notes	7.88	3/1/11	1,125,000	1,199,360
AT&T,				
Sr. Unscd. Notes	6.30	1/15/38	400,000	377,526
AT&T,				
Gtd. Notes	8.00	11/15/31	370,000 a	421,418
BellSouth Telecommunications,				
Unscd. Debs.	6.38	6/1/28	550,000	517,242
British Telecommunications,				
Sr. Unscd. Notes	5.95	1/15/18	580,000	559,064
British Telecommunications,				
Sr. Unscd. Notes	9.13	12/15/30	150,000 a	178,409
Cisco Systems,				
Sr. Unscd. Notes	5.50	2/22/16	500,000	506,438
Comcast,				
Gtd. Notes	6.95	8/15/37	365,000	352,608
Deutsche Telekom International				
Finance, Gtd. Bonds	8.75	6/15/30	300,000	334,696
Embarq,				
Sr. Unscd. Notes	8.00	6/1/36	150,000	135,632
France Telecom,				
Sr. Unsub. Notes	8.50	3/1/31	220,000 a	261,072
KPN,				
Sr. Unsub. Bonds	8.38	10/1/30	250,000	285,869
Motorola,				
Sr. Unscd. Debs.	7.50	5/15/25	150,000	134,468
New Jersey Bell Telephone,				
Sr. Unscd. Bonds	8.00	6/1/22	25,000	26,102
Pacific-Bell,				
Gtd. Bonds	7.13	3/15/26	310,000	314,452
SBC Communications,				
Sr. Unscd. Notes	5.88	8/15/12	775,000	798,937
Telecom Italia Capital,				
Gtd. Notes	5.25	11/15/13	900,000	850,394
Telecom Italia Capital,				
Gtd. Notes	6.38	11/15/33	200,000	171,024
Telefonica Emisiones,				
Gtd. Notes	7.05	6/20/36	200,000	202,775
Telefonica,				
Gtd. Notes	7.75	9/15/10	200,000	210,608
Time Warner Cable,				
Gtd. Debs.	6.55	5/1/37	350,000	323,244
U.S. West Communications,				
Sr. Unscd. Debs.	6.88	9/15/33	215,000	161,788
Verizon Communications,				
Sr. Unscd. Notes	5.85	9/15/35	560,000	492,547
Verizon Global Funding,				
Sr. Unscd. Notes	7.25	12/1/10	500,000	528,653
Verizon Global Funding,				
Sr. Unscd. Notes	7.38	9/1/12	500,000	538,891
Verizon Global Funding,				

Sr. Unscd. Notes	7.75	12/1/30	600,000	625,297
Vodafone Group,				
Sr. Unscd. Notes	5.63	2/27/17	500,000	480,907
Vodafone Group,				
Sr. Unscd. Notes	7.75	2/15/10	580,000	606,515
				11,964,665
Tobacco--.1%				
Philip Morris International,				
Sr. Unscd Notes	5.65	5/16/18	760,000	**737,452**
Transportation--.2%				
Burlington Northern Santa Fe,				
Unscd. Debs.	7.00	12/15/25	100,000	102,574
Canadian National Railway,				
Unscd. Notes	6.90	7/15/28	100,000	105,224
CSX,				
Sr. Unscd. Bonds	6.15	5/1/37	200,000	161,683
Federal Express,				
Sr. Unscd. Notes	9.65	6/15/12	225,000	259,641
Norfolk Southern,				
Sr. Unscd. Notes	5.59	5/17/25	10,000	8,884
Norfolk Southern,				
Sr. Unscd. Notes	7.80	5/15/27	250,000	277,527
Union Pacific,				
Sr. Unscd. Debs.	6.63	2/1/29	200,000	194,229
United Parcel Service of America,				
Sr. Unscd. Debs.	8.38	4/1/20	10,000 a	12,265
United Parcel Service,				
Sr. Unscd. Notes	6.20	1/15/38	425,000	422,986
				1,545,013
U.S. Government Agencies--9.2%				
Federal Farm Credit Bank,				
Bonds	5.13	8/25/16	350,000	364,175
Federal Farm Credit Banks,				
Bonds	3.75	12/6/10	2,750,000	2,772,093
Federal Home Loan Bank,				
Bonds	5.00	11/17/17	1,000,000	1,028,327
Federal Home Loan Banks,				
Bonds, Ser. 455	3.00	4/15/09	5,675,000	5,682,968
Federal Home Loan Banks,				
Bonds, Ser. 498	3.88	1/15/10	4,625,000	4,682,318
Federal Home Loan Banks,				
Bonds, Ser. 567	4.38	9/17/10	1,650,000	1,688,343
Federal Home Loan Banks,				
Bonds	4.75	12/16/16	1,000,000	1,014,345
Federal Home Loan Banks,				
Bonds	4.88	11/18/11	3,000,000	3,106,377
Federal Home Loan Banks,				
Bonds	5.13	8/14/13	1,260,000	1,321,135
Federal Home Loan Banks,				
Bonds	5.50	7/15/36	180,000	188,589
Federal Home Loan Mortgage Corp.,				
Notes	4.00	12/15/09	2,350,000	2,382,092
Federal Home Loan Mortgage Corp.,				
Notes	4.38	7/17/15	1,985,000	1,986,814
Federal Home Loan Mortgage Corp.,				
Notes	4.50	1/15/14	1,400,000	1,426,632
Federal Home Loan Mortgage Corp.,				
Notes	4.75	1/18/11	1,250,000	1,291,289

Federal Home Loan Mortgage Corp., Notes	4.88	11/15/13	1,000,000	1,037,252
Federal Home Loan Mortgage Corp., Notes	5.13	7/15/12	1,000,000	1,046,359
Federal Home Loan Mortgage Corp., Notes	5.13	10/18/16	750,000	779,110
Federal Home Loan Mortgage Corp., Notes	5.13	11/17/17	650,000	674,940
Federal Home Loan Mortgage Corp., Notes	5.50	9/15/11	500,000	527,352
Federal Home Loan Mortgage Corp., Notes	5.75	1/15/12	2,500,000	2,656,168
Federal Home Loan Mortgage Corp., Sub. Notes	5.88	3/21/11	650,000	657,252
Federal Home Loan Mortgage Corp., Notes	6.25	7/15/32	650,000	746,275
Federal Home Loan Mortgage Corp., Bonds	6.75	9/15/29	400,000	475,218
Federal Home Loan Mortgage Corp., Notes	6.88	9/15/10	2,500,000	2,684,548
Federal National Mortgage Association, Bonds	4.38	3/15/13	1,750,000	1,780,464
Federal National Mortgage Association, Notes	4.38	10/15/15	850,000	849,690
Federal National Mortgage Association, Notes	4.63	10/15/13	1,400,000	1,438,259
Federal National Mortgage Association, Notes	4.63	10/15/14	1,500,000	1,530,810
Federal National Mortgage Association, Notes	5.13	4/15/11	2,500,000	2,607,352
Federal National Mortgage Association, Sub. Notes	5.25	8/1/12	1,000,000	981,820
Federal National Mortgage Association, Notes	5.25	9/15/16	1,225,000	1,285,690
Federal National Mortgage Association, Notes	5.38	11/15/11	1,250,000	1,316,166
Federal National Mortgage Association, Notes	5.38	6/12/17	360,000	380,757
Federal National Mortgage Association, Notes	5.50	3/15/11	1,200,000	1,262,258
Federal National Mortgage Association, Notes	6.00	5/15/11	2,000,000	2,131,642
Federal National Mortgage Association, Bonds	6.25	5/15/29	1,300,000	1,475,146
Federal National Mortgage Association, Notes	6.63	11/15/10	2,500,000	2,684,753
Federal National Mortgage Association, Notes	7.25	1/15/10	1,450,000	1,538,412
Financing (FICO), Bonds	8.60	9/26/19	40,000	53,022
Financing (FICO), Bonds, Ser. E	9.65	11/2/18	510,000	712,162
Tennessee Valley Authority, Notes, Ser. C	4.75	8/1/13	750,000	771,859
Tennessee Valley Authority, Bonds, Ser. C	6.00	3/15/13	1,750,000	1,890,763
				64,910,996

U.S. Government Agencies/Mortgage-Backed--36.7%

Federal Home Loan Mortgage Corp.:		
5.00%	3,000,000 d	2,873,203
5.50%	3,000,000 d	2,932,968
6.00%	1,000,000 d	1,005,156
4.00%, 8/1/18 - 9/1/18	1,055,538	994,639
4.50%, 5/1/10 - 1/1/37	7,060,938	6,743,661
5.00%, 12/1/17 - 6/1/38	27,360,517	26,346,385
5.50%, 9/1/09 - 6/1/38	28,474,115	27,988,211
6.00%, 12/1/13 - 3/1/38	17,258,709	17,394,636
6.50%, 6/1/14 - 11/1/37	4,491,518	4,628,720
7.00%, 9/1/11 - 7/1/34	417,026	439,263
7.50%, 7/1/10 - 11/1/33	208,507	223,889
8.00%, 5/1/26 - 10/1/31	96,367	104,185
8.50%, 6/1/30	2,997	3,316
Federal National Mortgage Association:		
4.50%	2,800,000 d	2,685,375
5.00%	1,000,000 d	949,531
5.50%	3,000,000 d	2,935,782
4.00%, 9/1/18 - 10/1/20	1,653,995	1,551,517
4.50%, 4/1/18 - 4/1/38	7,224,349	6,911,122
5.00%, 5/1/10 - 5/1/38	29,765,565	28,596,287
5.50%, 1/1/17 - 5/1/38	41,162,276	40,455,744
6.00%, 6/1/11 - 1/1/38	28,796,995	29,020,748
6.50%, 1/1/11 - 12/1/37	10,220,020	10,529,069
7.00%, 6/1/15 - 3/1/38	3,163,004	3,316,898
7.50%, 8/1/15 - 3/1/32	291,764	314,266
8.00%, 5/1/27 - 10/1/30	38,216	41,352
8.50%, 2/1/25	4,158	4,556
9.00%, 10/1/30	4,064	4,492
Government National Mortgage Association I:		
6.00%	1,500,000 d	1,516,172
4.50%, 6/15/19 - 8/15/33	811,752	776,089
5.00%, 3/15/18 - 6/15/38	4,927,498	4,778,384
5.50%, 2/15/33 - 6/15/38	9,240,843	9,185,153
6.00%, 4/15/17 - 10/15/37	6,930,736	7,024,957
6.50%, 9/15/08 - 10/15/37	2,543,283	2,627,138
7.00%, 10/15/11 - 8/15/32	282,043	301,225
7.50%, 12/15/26 - 10/15/32	138,357	148,773
8.00%, 8/15/24 - 3/15/32	48,277	52,800
8.50%, 10/15/26	19,243	21,164
9.00%, 2/15/22 - 2/15/23	13,500	14,824
Federal Home Loan Mortgage Association:		
4.13%, 2/1/35	1,058,426 a	1,074,938
4.64%, 2/1/34	1,041,063 a	1,044,464
4.68%, 8/1/35	699,768 a	702,350
5.33%, 3/1/37	556,103 a	560,550
5.51%, 2/1/37	1,705,066 a	1,726,699
5.65%, 4/1/36	1,017,731 a	1,024,995
Federal National Mortgage Association:		
3.82%, 6/1/34	635,551 a	646,450
4.30%, 6/1/34	209,951 a	207,272
4.33%, 1/1/35	856,228 a	872,614
4.59%, 3/1/34	926,585 a	929,469
4.86%, 9/1/35	1,636,340 a	1,650,697
5.19%, 11/1/36	759,379 a	761,700
5.47%, 2/1/37	1,334,368 a	1,351,376
		257,995,224

U.S. Government Securities--23.9%

U.S. Treasury Bonds:		
4.50%, 2/15/36	1,955,000 b	1,917,886
4.75%, 2/15/37	680,000 b	694,451
5.00%, 5/15/37	650,000 b	690,778
5.38%, 2/15/31	2,310,000 b	2,539,016
5.50%, 8/15/28	2,000,000 b	2,215,626
6.13%, 11/15/27	1,140,000	1,354,819
6.13%, 8/15/29	1,400,000 b	1,673,438
6.25%, 8/15/23	2,450,000 b	2,903,635
6.25%, 5/15/30	660,000	804,272
6.50%, 11/15/26	770,000 b	947,341
7.13%, 2/15/23	1,575,000 b	2,008,987
7.25%, 5/15/16	2,300,000 b	2,827,383
7.25%, 8/15/22	870,000	1,117,067
7.88%, 2/15/21	3,130,000 b	4,166,568
8.00%, 11/15/21	1,790,000 b	2,422,094
8.13%, 8/15/19	1,850,000 b	2,471,630
8.75%, 5/15/17	775,000	1,044,555
8.75%, 5/15/20	775,000 b	1,088,633
8.88%, 8/15/17	2,725,000 b	3,711,750
9.00%, 11/15/18	660,000 b	924,052
12.50%, 8/15/14	40,000	44,022
U.S. Treasury Notes:		
2.13%, 4/30/10	3,275,000 b	3,262,208
2.50%, 3/31/13	2,600,000 b	2,522,003
2.88%, 1/31/13	3,495,000 b	3,454,046
3.13%, 9/15/08	500,000 b	501,055
3.25%, 12/31/09	5,500,000 b	5,571,758
3.38%, 6/30/13	2,960,000 b	2,975,265
3.50%, 5/31/13	2,370,000 b	2,397,035
3.50%, 2/15/18	2,100,000 b	2,024,041
3.63%, 5/15/13	2,400,000 b	2,441,813
3.88%, 2/15/13	4,595,000 b	4,727,469
3.88%, 5/15/18	1,100,000 b	1,090,891
4.00%, 11/15/12	2,700,000 b	2,801,463
4.00%, 2/15/14	6,000,000 b	6,204,846
4.13%, 8/31/12	1,200,000 b	1,247,438
4.25%, 1/15/11	7,500,000 b	7,794,142
4.25%, 8/15/13	2,370,000 b	2,480,539
4.25%, 11/15/13	3,921,000 b	4,105,107
4.25%, 11/15/17	2,530,000 b	2,587,520
4.38%, 8/15/12	225,000 b	236,461
4.50%, 2/28/11	3,500,000 b	3,654,493
4.50%, 11/30/11	3,500,000 b	3,675,276
4.50%, 3/31/12	2,950,000 b	3,102,111
4.50%, 5/15/17	1,800,000 b	1,878,610
4.63%, 10/31/11	4,300,000 b	4,528,442
4.63%, 2/15/17	1,300,000 b	1,370,383
4.75%, 3/31/11	1,800,000 b	1,891,688
4.75%, 5/15/14	2,400,000 b	2,578,502
4.75%, 8/15/17	2,000,000 b	2,122,970
4.88%, 4/30/11	3,800,000 b	4,011,079
4.88%, 5/31/11	3,200,000 b	3,379,750
4.88%, 7/31/11	4,500,000 b	4,763,673
4.88%, 2/15/12	2,400,000 b	2,553,751
5.00%, 2/15/11	3,400,000 b	3,593,644
5.00%, 8/15/11	3,250,000 b	3,455,920
5.13%, 5/15/16	700,000 b	765,516

5.75%, 8/15/10	3,800,000 b	4,044,925
6.00%, 8/15/09	14,275,000 b	14,819,249
6.50%, 2/15/10	5,100,000 b	5,422,738
		167,605,823
Total Bonds and Notes		
(cost $692,914,423)		**684,393,136**

Other Investment--3.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $21,749,000)	21,749,000 e	**21,749,000**

**Investment of Cash Collateral for
Securities Loaned--24.9%**

Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $174,799,178)	174,799,178 e	**174,799,178**
Total Investments (cost $889,462,601)	**125.4%**	**880,941,314**
Liabilities, Less Cash and Receivables	**(25.4%)**	**(178,378,074)**
Net Assets	**100.0%**	**702,563,240**

a   Variable rate security--interest rate subject to periodic change.

b   All or a portion of these securities are on loan. At July 31, 2008, the total market value of the fund's securities on loan is $167,879,248 and the total market value of the collateral held by the fund is $174,799,178.

c   Securities exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At July 31, 2008, this security amounted to $235,376 or .03% of net assets.

d   Purchased on a forward commitment basis.

e   Investment in affiliated money market mutual fund.

At July 31, 2008, the aggregate cost of investment securities for income tax purposes was $889,462,601.
Net unrealized depreciation on investments was $8,521,287 of which $6,253,375 related to appreciated investment securities and $14,774,662 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Disciplined Stock Fund
July 31, 2008 (Unaudited)

Common Stocks--100.0%	Shares	Value ($)
Consumer Discretionary--9.0%		
Darden Restaurants	131,740	4,290,772
Family Dollar Stores	333,920 a	7,780,336
Gap	352,120 a	5,676,174
McDonald's	157,774	9,433,307
Newell Rubbermaid	207,400	3,428,322
News, Cl. A	198,820	2,809,327
Omnicom Group	256,920	10,967,915
Ross Stores	190,990	7,249,980
TJX Cos.	204,370 a	6,889,313
Walt Disney	166,970	5,067,539
		63,592,985
Consumer Staples--10.1%		
Cadbury, ADR	77,507	3,671,507
Coca-Cola Enterprises	147,160	2,491,419
ConAgra Foods	272,070 a	5,898,478
CVS Caremark	323,730	11,816,145
Dr. Pepper Snapple Group	152,930 b	3,161,063
Kroger	223,190	6,311,813
Molson Coors Brewing, Cl. B	82,730	4,464,938
Philip Morris International	226,410	11,694,076
SYSCO	266,830 a	7,567,299
Wal-Mart Stores	243,640	14,282,177
		71,358,915
Energy--12.4%		
Anadarko Petroleum	87,950	5,093,184
Chevron	212,820	17,996,059
ConocoPhillips	291,990	23,832,224
ENSCO International	70,720 a	4,889,581
Marathon Oil	150,850	7,462,550
Nabors Industries	162,090 a,b	5,909,801
National Oilwell Varco	84,680 b	6,658,388
Valero Energy	60,410	2,018,298
Williams	165,550	5,305,878
XTO Energy	191,147	9,027,873
		88,193,836
Financial--16.2%		
American International Group	176,930	4,609,026
Bank of America	394,000 a	12,962,600
Chubb	202,020	9,705,041
Citigroup	351,570	6,570,843
Discover Financial Services	224,550	3,289,658
Goldman Sachs Group	74,560	13,722,022
JPMorgan Chase & Co.	445,780	18,112,041
MetLife	208,630	10,592,145
Morgan Stanley	212,200	8,377,656
PNC Financial Services Group	96,920	6,909,427
U.S. Bancorp	230,120	7,043,973
Wachovia	134,080 a	2,315,562
Wells Fargo & Co.	355,350 a	10,756,445
		114,966,439
Health Care--12.8%		

Aetna	185,400	7,603,254
Baxter International	241,910	16,597,445
Becton, Dickinson & Co.	40,920	3,474,517
Covidien	95,640	4,709,314
Hospira	163,040 b	6,221,606
Johnson & Johnson	252,660	17,299,630
Pfizer	523,454	9,772,886
Schering-Plough	288,850	6,088,958
St. Jude Medical	108,530 b	5,055,327
Thermo Fisher Scientific	157,930 a,b	9,557,924
Wyeth	114,270	4,630,220
		91,011,081
Industrial--11.5%		
Allied Waste Industries	367,750 b	4,449,775
Dover	119,360	5,923,837
Eaton	74,090	5,263,354
Emerson Electric	170,030	8,280,461
General Electric	466,980	13,210,864
Goodrich	104,240	5,122,354
L-3 Communications Holdings	58,590	5,782,247
Lockheed Martin	78,420	8,181,559
Raytheon	68,500 a	3,899,705
Terex	129,340 b	6,121,662
Textron	118,090	5,133,372
Tyco International	225,990	10,070,114
		81,439,304
Information Technology--19.3%		
Accenture, Cl. A	110,170	4,600,699
Adobe Systems	157,890 b	6,528,752
Akamai Technologies	209,530 a,b	4,890,430
Alliance Data Systems	118,440 a,b	7,597,926
Amphenol, Cl. A	96,190 a	4,585,377
Apple	92,890 b	14,764,866
Cisco Systems	708,260 b	15,574,637
Dell	316,530 b	7,777,142
Global Payments	89,940	3,983,443
Intel	633,790	14,063,800
Laboratory Corp. of America		
Holdings	61,830 a,b	4,178,471
McAfee	105,950 b	3,469,863
Microsoft	632,170	16,259,412
Oracle	394,840 b	8,500,905
QUALCOMM	90,450	5,005,503
Research In Motion	55,960 b	6,873,007
Visa, Cl. A	77,830	5,686,260
Yahoo!	151,650 b	3,016,319
		137,356,812
Materials--2.9%		
Air Products & Chemicals	69,091	6,578,154
Freeport-McMoRan Copper & Gold	91,960 a	8,897,130
Mosaic	37,890	4,819,987
		20,295,271
Telecommunication Services--2.0%		
AT & T	469,500	**14,465,295**
Utilities--3.8%		
Nokia, ADR	206,640	5,645,405
PG & E	139,150	5,361,450
Sempra Energy	277,900 a	15,606,864

		26,613,719
Total Common Stocks		
(cost $668,606,825)		**709,293,657**

Other Investment--.1%

Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $445,000)	445,000 [c]	**445,000**

Investment of Cash Collateral for
Securities Loaned--11.8%

Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Fund		
(cost $84,094,047)	84,094,047 [c]	**84,094,047**
Total Investments (cost $753,145,872)	**111.9%**	**793,832,704**
Liabilities, Less Cash and Receivables	**(11.9%)**	**(84,353,819)**
Net Assets	**100.0%**	**709,478,885**

ADR - American Depository Receipts

a   All or a portion of these securities are on loan. At July 31, 2008, the total market value of the fund's securities on loan is
    $79,859,670 and the total market value of the collateral held by the fund is $84,094,047.
b   Non-income producing security.
c   Investment in affiliated money market mutual fund.

At Julyl 31, 2008, the aggregate cost of investment securities for income tax purposes was $753,145,872.
Net unrealized appreciation on investments was $40,686,832 of which $92,334,981 related to appreciated investment securities
and $51,648,149 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-
annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

Dreyfus Money Market Reserves

July 31, 2008 (Unaudited)

Negotiable Bank Certificates of Deposit--21.4%	Principal Amount ($)	Value ($)
American Express Company		
2.77%, 9/15/08	15,000,000	15,000,000
Natixis (Yankee)		
3.20%, 12/29/08	25,000,000	25,000,000
State Street Bank and Trust Co., Boston, MA		
3.00%, 10/20/08	25,000,000	25,000,000
SunTrust Bank		
3.00%, 12/16/08	20,000,000	20,000,000
Union Bank of California, N.A.		
2.90%, 8/27/08	20,000,000	20,000,000
Wachovia Bank, N.A.		
2.85%, 10/3/08	25,000,000	25,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $130,000,000)		**130,000,000**
Commercial Paper--52.7%		
Atlantis One Funding Corp.		
2.90%, 9/26/08	25,000,000 a	24,888,000
Barclays U.S. Funding Corp.		
2.40%, 9/18/08	5,000,000	4,984,200
Calyon North America Inc.		
2.70% - 2.99%, 8/25/08 - 9/11/08	30,000,000	29,919,721
Canadian Imperial Holdings		
2.80% - 3.02%, 8/28/08 - 10/9/08	25,000,000	24,898,309
Cancara Asset Securitisation Ltd.		
2.74%, 8/20/08	10,000,000 a	9,985,644
CIESCO LLC		
2.87%, 10/6/08	25,000,000 a	24,869,604
Commerzbank U.S. Finance Inc.		
2.81%, 8/1/08	25,000,000	25,000,000
Dexia Delaware LLC		
2.64%, 9/2/08	15,000,000	14,965,067
Gotham Funding Corp.		
2.71%, 9/2/08	10,000,000 a	9,976,089
Greenwich Capital Holdings Inc.		
2.71% - 2.72%, 10/7/08 - 10/8/08	30,000,000	29,849,994
ING (US) Funding LLC		
2.80%, 11/5/08	20,000,000	19,852,800
Prudential Funding LLC		
2.18%, 8/1/08	25,000,000	25,000,000
Sanpaolo IMI U.S. Financial Co.		
2.84%, 12/1/08	25,000,000	24,762,778
Santander Central Hispano Finance (Delaware) Inc.		
2.66%, 9/17/08	10,000,000	9,965,664
UBS Finance Delaware LLC		
2.94%, 8/1/08	15,000,000	15,000,000
Wells Fargo Bank, NA		

2.43%, 8/13/08	25,000,000	24,979,750
Total Commercial Paper		
(cost $318,897,620)		**318,897,620**

Promissory Note--1.6%

Goldman Sachs Group Inc.		
3.00%, 9/12/08		
(cost $10,000,000)	10,000,000 [b]	**10,000,000**

Time Deposits--12.9%

Branch Banking & Trust Co. (Grand Cayman)		
1.97%, 8/1/08	25,000,000	25,000,000
Key Bank U.S.A., N.A. (Grand Cayman)		
2.00%, 8/1/08	28,000,000	28,000,000
Manufacturers & Traders Trust Company (Grand Cayman)		
2.00%, 8/1/08	25,000,000	25,000,000
Total Time Deposits		
(cost $78,000,000)		**78,000,000**

Repurchase Agreement--11.5%

Greenwich Capital Markets		
2.17%, dated 7/31/08, due 8/1/08 in the amount of		
$70,004,219 (fully collateralized by $69,515,000 U.S.		
Treasury Notes, 4.875%, due 6/30/09, value		
$71,402,799)		
(cost $70,000,000)	70,000,000	**70,000,000**
Total Investments (cost $606,897,620)	**100.1%**	606,897,620
Liabilities, Less Cash and Receivables	**(.1%)**	**(697,451)**
Net Assets	**100.0%**	606,200,169

a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in
     transactions exempt from registration, normally to qualified institutional buyers. At July 31, 2008, these securities
     amounted to $69,719,337 or 11.5% of net assets.

b   This note was acquired for investment, and not with the intent to distribute or sell. Security restricted as to
     public resale. This security was acquired on 6/17/08 at a cost of $10,000,000. At July 31, 2008,
     the aggregate value of this security was $10,000,000 representing 1.6% of net assets and is valued at cost.

At July 31, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

Dreyfus AMT-Free Municipal Reserves

July 31, 2008 (Unaudited)

Short-Term Investments--97.3%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama--2.1%				
Macon Trust Various Certificates (Spanish Fort Redevelopment Authority - Spanish Fort Town Center) (Liquidity Facility; Bank of America and LOC; Bank of America)	2.28	8/7/08	5,000,000 a,b	5,000,000
Colorado--3.2%				
Centerra Metropolitan District, Improvement Revenue, Refunding (LOC; Compass Bank)	2.25	8/7/08	3,000,000 a	3,000,000
Central Platte Valley Metropolitan District, GO (Liquidity Facility; BNP Paribas)	3.50	12/1/08	500,000	500,000
Central Platte Valley Metropolitan District, GO (LOC; U.S. Bank NA)	3.50	12/1/08	1,000,000	1,000,000
Solaris Metropolitan District Number 1, Property Tax Revenue (LOC; Key Bank)	2.29	8/7/08	3,000,000 a	3,000,000
Florida--21.1%				
Alachua County, Revenue (North Central Florida YMCA, Inc. Project) (LOC; SouthTrust Bank)	2.50	8/7/08	1,405,000 a	1,405,000
Boca Raton, Water and Sewer Improvement Revenue	5.00	10/1/08	200,000	200,940
Brevard County, Revenue (Holy Trinity Episcopal Academy Project) (LOC; Wachovia Bank)	2.24	8/7/08	1,770,000 a	1,770,000
Citizens Property Insurance Corporation, High-Risk Account Senior Secured Revenue	4.50	6/1/09	10,000,000	10,080,524
Florida, State Board of Education, Public Education Capital Outlay GO Notes	5.00	6/1/09	100,000	102,204
Florida, State Board of Education, Public Education Capital Outlay GO Notes, Refunding	4.00	6/1/09	1,000,000	1,015,985
Gulf Breeze, Healthcare Facilities Revenue (Heritage Healthcare Project) (Liquidity Facility; AIG				

SunAmerica Assurance)	2.40	8/7/08	6,900,000 a	6,900,000
Hillsborough County Aviation Authority, Revenue, Refunding (Tampa International Airport) (Insured; MBIA, Inc.)	4.00	10/1/08	500,000	500,897
Hillsborough County Industrial Development Authority, Cigarette Tax Allocation Revenue (H. Lee Moffitt Cancer Research Project)	5.00	9/1/08	4,335,000	4,344,680
Hillsborough County Industrial Development Authority, IDR, Refunding (Leslie Controls, Inc. Project) (LOC; SunTrust Bank)	2.30	8/7/08	3,535,000 a	3,535,000
Lee County Educational Facilities Authority, Educational Facilities Revenue (International College Foundation Inc. Project) (LOC; SunTrust Bank)	2.30	8/7/08	1,625,000 a	1,625,000
Martin County, PCR, Refunding (Florida Power and Light Company Project)	2.33	8/1/08	10,000,000 a	10,000,000
Orange County Industrial Development Authority, Revenue (Trinity Preparatory School of Florida, Inc. Project) (LOC; Wachovia Bank)	2.24	8/7/08	1,830,000 a	1,830,000
Orange County Industrial Development Authority, Revenue (Trinity Preparatory School of Florida, Inc. Project) (LOC; Wachovia Bank)	2.24	8/7/08	140,000 a	140,000
Orange County Industrial Development Authority, Revenue (University of Central Florida Foundation Inc. Project) (LOC; Wachovia Bank)	2.19	8/7/08	495,000 a	495,000
Pasco County Educational Facilities Authority, Revenue (Saint Leo University Project) (LOC; Amsouth Bank)	2.45	8/7/08	995,000 a	995,000
Pinellas County Industry Council, Revenue (Lutheran Church of the Cross Day School Project) (LOC; Wachovia Bank)	2.24	8/7/08	675,000 a	675,000
Sarasota County, IDR (Sarasota Military Academy, Inc. Project) (LOC; Wachovia Bank)	2.24	8/7/08	1,790,000 a	1,790,000
South Broward Hospital District, HR, Refunding (South Broward Hospital District Obligated				

Group)	4.00	5/1/09	1,580,000	1,599,717
Volusia County Industrial Development Authority, IDR (Easter Seals Society of Volusia and Flager Counties Inc. Project) (LOC; Wachovia Bank)	2.24	8/7/08	1,100,000 a	1,100,000

Georgia--.2%

Fulton County Development Authority, Educational Facilities Revenue (Friends of High Meadows, Inc. Project) (LOC; Wachovia Bank)	2.19	8/7/08	510,000 a	510,000

Illinois--5.5%

Chicago O'Hare International Airport, Revenue (Insured; Assured Guaranty and Liquidity Facility; Citibank NA)	2.27	8/7/08	5,270,000 a,b	5,270,000
Illinois, GO Notes	5.25	6/1/09	125,000	128,062
Illinois, GO Notes (Fund for Infrastucture, Roads, Schools and Taxes)	5.00	10/1/08	1,000,000	1,004,112
Illinois Finance Authority, Revenue (Beloit Memorial Hospital, Inc.) (LOC; JPMorgan Chase Bank)	2.25	8/1/08	5,600,000 a	5,600,000
Illinois Finance Authority, Revenue, Refunding (Bradley University) (LOC; Northern Trust Company)	2.00	4/1/09	1,000,000	1,000,000

Kansas--4.2%

Junction City, GO Temporary Notes	4.50	6/1/09	9,870,000	9,929,766
Wyandotte County/Kansas City Unified Government, GO Notes (Insured; MBIA, Inc.)	4.00	8/1/08	105,000	105,000

Kentucky--.2%

Kentucky Area Development Districts Financing Trust, Lease Program Revenue (Lyon County Emergency Ambulance District) (LOC; Fifth Third Bank)	2.46	8/7/08	390,000 a	390,000

Louisiana--1.7%

Louisiana Local Government
Environmental Facilities and
Community Development

Authority, Revenue (Price LeBlanc Facility, L.C. Project) (LOC; Regions Bank)	2.29	8/7/08	4,000,000 a	4,000,000
Maine--.3%				
Maine,				
GO Notes	5.00	1/15/09	100,000	101,328
Maine Municipal Bond Bank,				
Revenue	5.00	11/1/08	500,000	503,342
Maryland--4.6%				
Maryland Health and Higher Educational Facilities Authority, Revenue (Dematha Catholic High School) (LOC; Branch Banking and Trust Co.)	2.21	8/7/08	9,865,000 a	9,865,000
Ocean City,				
GO Notes, Refunding (Insured; FSA)	4.00	12/1/08	1,005,000	1,010,433
Massachusetts--6.2%				
Massachusetts Development Finance Agency, Revenue (Suffolk University Issue) (Insured; Assured Guaranty and Liquidity Facility; JPMorgan Chase Bank)	2.68	8/7/08	3,645,000 a	3,645,000
Massachusetts Health and Educational Facilities Authority, Revenue (Northeastern University Issue)	2.25	5/14/09	10,000,000	10,000,000
Woods Hole Martha's Vineyard and Nantucket Steamship Authority, Steamship Revenue	4.00	3/1/09	1,020,000	1,031,672
Michigan--.6%				
Kalamazoo Hospital Finance Authority, HR, Refunding (Bronson Methodist Hospital) (Insured; FSA)	2.65	5/15/09	600,000	600,000
Michigan Municipal Bond Authority, Revenue Notes	4.50	8/20/08	750,000	750,295
Minnesota--1.7%				
Puttable Floating Option Tax Exempt Receipts (Saint Paul Port Authority, MFHR (Burlington Apartments Project)) (Liquidity Facility; FHLMC and LOC; FHLMC)	2.55	8/7/08	4,080,000 a,b	4,080,000
Missouri--1.1%				
Missouri Health and Educational Facilities Authority, School District Advance Program Notes				

(Fayette R-III School District)	4.25	11/3/08	920,000	921,705
Missouri Public Utilities Commission, Revenue (Interim Construction Notes)	4.75	9/1/08	1,625,000	1,626,266

New Hampshire--1.7%

New Hampshire Health and Education Facilities Authority, RAN/Capital Notes (The Riverwoods Company, at Exeter, New Hampshire)	4.50	9/26/08	950,000	950,838
New Hampshire Health and Education Facilities Authority, Revenue (University System of New Hampshire Issue)	3.00	3/26/09	1,150,000	1,150,000
New Hampshire Higher Educational and Health Facilities Authority, Revenue (Hunt Community Issue) (LOC; Bank of America)	2.28	8/7/08	1,900,000 a	1,900,000

New Jersey--3.1%

Puttable Floating Option Tax Exempt Receipts (Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch Capital Services)	2.29	8/7/08	7,400,000 a,b	7,400,000

New Mexico--.0%

Roswell Independent School District, GO Notes, Refunding (School Building) (Insured; FSA)	2.75	8/1/08	100,000	100,000

North Carolina--.0%

North Carolina, Public Improvement GO Notes	5.25	3/1/09	105,000	106,954

Ohio--1.8%

Hamilton City School District, School Improvement Unlimited Tax GO (Putters Program) (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank)	2.79	8/7/08	4,250,000 a,b	4,250,000
Hamilton County, EDR (Cincinnati Symphony Orchestra Project) (LOC; National City Bank)	3.00	8/7/08	115,000 a	115,000

Oklahoma--2.2%

Tulsa County Industrial Authority, Capital Improvements Revenue (Liquidity Facility; Bank of America)	2.00	11/15/08	5,140,000	5,140,000

Pennsylvania--16.7%

Chester County Industrial Development Authority, Revenue (YMCA of the Brandywine Valley Project) (LOC; Fulton Bank)	2.27	8/7/08	7,500,000 a	7,500,000
Lancaster Industrial Development Authority, Revenue (Student Lodging, Inc. Project) (LOC; Fulton Bank)	2.34	8/7/08	5,410,000 a	5,410,000
Lancaster Municipal Authority, Revenue (Garden Spot Village Project) (LOC; Fulton Bank)	2.39	8/7/08	950,000 a	950,000
Lebanon County Health Facilities Authority, Health Center Revenue (United Church of Christ Homes, Inc.) (LOC; Wachovia Bank)	2.19	8/7/08	1,740,000 a	1,740,000
Montgomery County Industrial Development Authority, Revenue (Abington Friends School Project) (LOC; Wachovia Bank)	2.19	8/7/08	4,250,000 a	4,250,000
Montgomery County Industrial Development Authority, Revenue (Independent Support Systems, Inc. Project) (LOC; Wachovia Bank)	2.24	8/7/08	395,000 a	395,000
Pennsylvania Housing Finance Agency, SFMR	3.40	10/1/08	155,000	155,062
Philadelphia Redevelopment Authority, Revenue (The Presbyterian Home at 58th Street Project) (LOC; Wachovia Bank)	2.19	8/7/08	2,560,000 a	2,560,000
Philadelphia School District, GO, Refunding (LOC; Commerce Bank NA)	2.24	8/7/08	4,000,000 a	4,000,000
Philadelphia School District, GO, Refunding (LOC; Commerce Bank NA)	2.24	8/7/08	900,000 a	900,000
Puttable Floating Option Tax Exempt Receipts (Montgomery County Redevelopment Authority, MFHR (Hunt Club Apartments)) (Liquidity Facility; FHLMC and LOC; FHLMC)	2.55	8/7/08	7,000,000 a,b	7,000,000
Southcentral Pennsylvania General Authority, Revenue (York County Cerebral Palsy Home,				

Inc. Project) (LOC; Fulton Bank)	2.34	8/7/08	3,200,000 a	3,200,000
Upper Dauphin Industrial Development Authority, Revenue (United Church of Christ Homes, Inc. Project) (LOC; Wachovia Bank)	2.19	8/7/08	1,565,000 a	1,565,000

South Carolina--.1%

Hilton Head Island, GO Notes, Refunding	4.00	12/1/08	185,000	185,600

Tennessee--2.3%

Sevier County Public Building Authority, Local Government Public Improvement Bonds (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank)	2.85	8/1/08	5,445,000 a	5,445,000

Texas--7.2%

Collin County Housing Finance Corporation, Multifamily Revenue (Carpenter-Oxford Development Housing) (Liquidity Facility; FHLMC and LOC; FHLMC)	2.55	8/7/08	5,000,000 a,b	5,000,000
El Paso Independent School District, Unlimited Tax School Building Bonds (Liquidity Facility; DEPFA Bank PLC and LOC; Permanent School Fund Guarantee Program)	2.23	8/7/08	3,520,000 a	3,520,000
North Texas Tollway Authority, BAN	4.13	11/19/08	5,930,000	5,932,213
Spring Independent School District, Unlimited Tax Schoolhouse Bonds (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3.72	8/15/08	100,000	100,000
Texas Transportation Commission, GO Mobility Fund Bonds (Liquidity Facility; JPMorgan Chase Bank)	2.29	8/7/08	2,000,000 a,b	2,000,000
Travis County Health Facilities Development Corporation, Revenue (Ascension Health Credit Group) (Insured; MBIA, Inc.)	5.75	11/15/08	500,000	503,068

Virginia--.5%

Suffolk Redevelopment and Housing Authority, MFHR, Refunding (Pembroke Crossing Apartments, Inc. Project) (LOC; SunTrust

Bank)	2.34	8/7/08	500,000 a	500,000
Suffolk Redevelopment and Housing Authority, MFHR, Refunding (Summer Station Apartments, L.L.C. Project) (Liquidity Facility; SunTrust Bank)	2.34	8/7/08	800,000 a	800,000
Washington--.1%				
Washington, GO Notes (Various Purpose)	5.00	1/1/09	200,000	202,467
Washington, GO Notes (Various Purpose)	6.00	1/1/09	130,000	131,920
Wisconsin--5.6%				
Green Bay/Brown County Professional Football Stadium District, Sales Tax Revenue (Lambeau Field Renovation Project)	4.25	2/1/09	200,000	201,920
Wisconsin Health and Educational Facilities Authority, Revenue (Gundersen Clinic, Ltd. and Gundersen Lutheran Medical Center, Inc.) (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	2.37	8/1/08	13,100,000 a	13,100,000
Wyoming--3.3%				
Sweetwater County, HR (Memorial Hospital Project) (LOC; Key Bank)	2.19	8/7/08	7,750,000 a	7,750,000
Total Investments (cost $230,786,970)			**97.3%**	**230,786,970**
Cash and Receivables (Net)			**2.7%**	**6,471,530**
Net Assets			**100.0%**	**237,258,500**

a Variable rate demand note - rate shown is the interest rate in effect at July 31, 2008. Maturity date represents the next demand date, not the ultimate maturity date.

b Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At July 31, 2008, these securities amounted to $40,000,000 or 16.9% of net assets.

At July 31, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ABAG	Association Of Bay Area Governments	**ACA**	American Capital Access
AGC	ACE Guaranty Corporation	**AGIC**	Asset Guaranty Insurance Company

AMBAC	American Municipal Bond Assurance Corporation	**ARRN**	Adjustable Rate Receipt Notes
BAN	Bond Anticipation Notes	**BIGI**	Bond Investors Guaranty Insurance
BPA	Bond Purchase Agreement	**CGIC**	Capital Guaranty Insurance Company
CIC	Continental Insurance Company	**CIFG**	CDC Ixis Financial Guaranty
CMAC	Capital Market Assurance Corporation	**COP**	Certificate of Participation
CP	Commercial Paper	**EDR**	Economic Development Revenue
EIR	Environmental Improvement Revenue	**FGIC**	Financial Guaranty Insurance Company
FHA	Federal Housing Administration	**FHLB**	Federal Home Loan Bank
FHLMC	Federal Home Loan Mortgage Corporation	**FNMA**	Federal National Mortgage Association
FSA	Financial Security Assurance	**GAN**	Grant Anticipation Notes
GIC	Guaranteed Investment Contract	**GNMA**	Government National Mortgage Association
GO	General Obligation	**HR**	Hospital Revenue
IDB	Industrial Development Board	**IDC**	Industrial Development Corporation
IDR	Industrial Development Revenue	**LOC**	Letter of Credit
LOR	Limited Obligation Revenue	**LR**	Lease Revenue
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

STATEMENT OF INVESTMENTS

Dreyfus U.S. Treasury Reserves

July 31, 2008 (Unaudited)

U.S. Treasury Bills--31.0%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
9/4/08	1.29	75,000,000	74,909,333
9/25/08	1.44	10,000,000	9,978,153
1/22/09	1.88	50,000,000	49,550,500
Total U.S. Treasury Bills			
(cost $134,437,986)			**134,437,986**
Repurchase Agreements--69.0%			
Citigroup Global Markets Holdings Inc.			
dated 7/31/08, due 8/1/08 in the amount of			
$83,004,496 (fully collateralized by $81,915,400 U.S.			
Treasury Notes, 4%, due 8/31/09, value $84,660,011)	1.95	83,000,000	83,000,000
Goldman, Sachs & Co.			
dated 7/31/08, due 8/1/08 in the amount of			
$51,002,692 (fully collateralized by $43,100,300 U.S.			
Treasury Bonds, 6.25%, due 8/15/23, value $52,020,099)	1.90	51,000,000	51,000,000
Greenwich Capital Markets			
dated 7/31/08, due 8/1/08 in the amount of			
$83,004,726 (fully collateralized by $84,655,000 U.S.			
Treasury Notes, 3.375%, due 7/31/13, value			
$84,661,772)	2.05	83,000,000	83,000,000
J.P. Morgan Chase & Co.			
dated 7/31/08, due 8/1/08 in the amount of			
$82,004,647 (fully collateralized by $122,322,720			
U.S. Treasury Strips, due 2/15/17-8/15/17,			
value $83,643,220)	2.04	82,000,000	82,000,000
Total Repurchase Agreements			
(cost $299,000,000)			**299,000,000**
Total Investments (cost $433,437,986)		**100.0%**	**433,437,986**
Cash and Receivables (Net)		**.0%**	**133,154**
Net Assets		**100.0%**	**433,571,140**

At July 31, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Premier Balanced Fund
July 31, 2008 (Unaudited)

Common Stocks--64.3%	Shares	Value ($)
Consumer Discretionary--7.2%		
Amazon.com	4,999 a	381,624
Best Buy	12,990	515,963
CVS Caremark	10,688	390,112
DeVry	3,854	218,946
Family Dollar Stores	23,712	552,490
GameStop, Cl. A	16,087 a	651,684
Gap	39,015	628,922
Home Depot	22,167	528,240
Limited Brands	31,806	524,481
Nordstrom	13,665	392,732
Omnicom Group	12,335	526,581
Walt Disney	13,475	408,966
		5,720,741
Consumer Staples--6.7%		
Avon Products	20,643	875,263
Dean Foods	23,715 a	505,130
Estee Lauder, Cl. A	10,663	470,238
Kraft Foods, Cl. A	24,644	784,172
Philip Morris International	14,209	733,895
Procter & Gamble	7,756	507,863
Wal-Mart Stores	25,328	1,484,727
		5,361,288
Energy--7.1%		
Chesapeake Energy	8,996	451,149
Chevron	7,180	607,141
Exxon Mobil	19,481	1,566,857
Halliburton	20,735	929,343
Nabors Industries	12,203 a	444,921
Schlumberger	8,531	866,750
Transocean	1,884 a	256,281
Ultra Petroleum	7,114 a	507,797
		5,630,239
Exchange Traded Funds--1.0%		
iShares Russell 1000 Growth Index Fund	4,196	226,500
Standard & Poor's Depository Receipts (Tr. Ser. 1)	4,212 b	534,208
		760,708
Financial--4.2%		
Assurant	10,983	660,298
Charles Schwab	34,128	781,190
Goldman Sachs Group	1,454	267,594
Janus Capital Group	19,637	595,787
JPMorgan Chase & Co.	9,964	404,837
Unum Group	27,396	661,887
		3,371,593
Health Care--6.3%		
Allergan	10,993	570,866
Covidien	9,220	453,993
Gilead Sciences	9,935 a	536,291
Johnson & Johnson	7,362	504,076
Pharmaceutical Product Development	29,195	1,113,497
Thermo Fisher Scientific	20,197 a	1,222,322

Wyeth			14,634		592,970
					4,994,015
Industrial--5.8%					
Boeing			5,518		337,205
Deere & Co.			3,681		258,259
Dover			16,848		836,166
Energy Conversion Devices			6,391	a,b	446,923
FedEx			4,221		332,784
Flowserve			3,277		436,955
Precision Castparts			2,018		188,542
Union Pacific			9,653		795,793
Waste Management			27,072		962,139
					4,594,766
Information Technology--22.5%					
Activision Blizzard			17,598	a	633,176
Adobe Systems			12,554	a	519,108
Agilent Technologies			35,903	a	1,294,662
Akamai Technologies			26,331	a	614,566
Altera			29,947		657,337
Apple			11,476	a	1,824,110
Autodesk			5,820	a	185,600
CA			12,341		294,456
Cisco Systems			44,066	a	969,011
Electronic Arts			21,799	a	941,281
EMC			45,217	a	678,707
Google, Cl. A			2,570	a	1,217,538
Intel			46,662		1,035,430
International Business Machines			8,701		1,113,554
KLA-Tencor			8,431		316,921
Marvell Technology Group			26,495	a	391,861
MEMC Electronic Materials			27,338	a	1,263,289
Microsoft			89,910		2,312,485
Oracle			29,853	a	642,735
QUALCOMM			12,081		668,563
Visa, Cl. A			3,941		287,929
					17,862,319
Materials--2.5%					
Allegheny Technologies			7,095		335,523
Cleveland-Cliffs			2,352		254,980
Freeport-McMoRan Copper & Gold			5,639		545,573
Monsanto			4,694		559,102
Potash of Saskatchewan			1,274		260,240
					1,955,418
Telecommunication Services--1.0%					
Verizon Communications			24,486		**833,503**
Total Common Stocks					
(cost $51,275,677)					**51,084,590**

Bonds and Notes--41.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Aerospace & Defense--.2%				
Northrop Grumman,				
Gtd. Notes	7.13	2/15/11	75,000	79,181
Raytheon,				
Sr. Unscd. Notes	5.50	11/15/12	65,000	66,870
				146,051
Agricultural--.1%				
Philip Morris International,				
Sr. Unscd Notes	5.65	5/16/18	115,000	**111,588**

Asset-Backed Ctfs./Auto Receivables--1.8%					
Americredit Automobile Receivables Trust, Ser. 2008-AF, Cl. A2A	4.47	1/12/12	85,000		82,372
AmeriCredit Automobile Receivables Trust, Ser. 2005-DA, Cl. A3	4.87	12/6/10	70,810		70,230
AmeriCredit Automobile Receivables Trust, Ser. 2006-BG, Cl. A3	5.21	10/6/11	123,802		121,859
Americredit Prime Automobile Receivables Trust, Ser. 2007-1, Cl. E	6.96	3/8/16	100,000	c	85,000
Capital One Auto Finance Trust, Ser. 2007-A, Cl. A3B	2.46	8/15/11	105,000	d	102,281
Capital One Auto Finance Trust, Ser. 2006-C, Cl. A3A	5.07	7/15/11	100,476		98,825
Capital One Auto Finance Trust, Ser. 2007-C, Cl. A3A	5.13	4/16/12	185,000		174,335
Capital One Auto Finance Trust, Ser. 2006-A, Cl. A3	5.33	11/15/10	17,845		17,786
Ford Credit Auto Owner Trust, Ser. 2005-B, Cl. B	4.64	4/15/10	195,000		195,142
Ford Credit Auto Owner Trust, Ser. 2006-C, Cl. C	5.47	9/15/12	100,000		86,631
Ford Credit Auto Owner Trust, Ser. 2007-A, Cl. C	5.80	2/15/13	100,000		86,039
Honda Auto Receivables Owner Trust, Ser. 2008-1, Cl. A2	3.77	9/20/10	35,000		35,064
Hyundai Auto Receivables Trust, Ser. 2007-A, Cl. A3A	5.04	1/17/12	55,000		56,081
Triad Auto Receivables Owner Trust, Ser. 2006-A, Cl. A3	4.77	1/12/11	72,351		71,625
Wachovia Auto Loan Owner Trust, Ser. 2007-1, Cl. D	5.65	2/20/13	125,000	e,k	71,913
WFS Financial Owner Trust, Ser. 2005-2, Cl. B	4.57	11/19/12	105,000		105,755
					1,460,938
Asset-Backed Ctfs./Credit Cards--.2%					
Citibank Credit Card Issuance Trust, Ser. 2006-C4, Cl. C4	2.68	1/9/12	205,000	d	**196,611**
Asset-Backed Ctfs./Home Equity Loans--1.0%					
Ameriquest Mortgage Securities, Ser. 2003-11, Cl. AF6	5.14	1/25/34	171,550	d	157,263
Citicorp Residential Mortgage Securities, Ser. 2006-2, Cl. A2	5.56	9/25/36	225,000	d	223,900
Citigroup Mortgage Loan Trust, Ser. 2005-WF2, Cl. AF7	5.25	8/25/35	270,000	d	221,292
Morgan Stanley Mortgage Loan Trust, Ser. 2006-15XS, Cl. A6B	5.83	11/25/36	70,000	d	56,018
Residential Asset Securities, Ser. 2005-EMX4, Cl. A2	2.72	11/25/35	116,952	d	110,572
Sovereign Commercial Mortgage Securities Trust, Ser. 2007-C1, Cl. D	5.78	7/22/30	55,000	c,d	26,354
					795,399
Asset-Backed Ctfs./Manufactured Housing--.1%					
Green Tree Financial, Ser. 1994-7, Cl. M1	9.25	3/15/20	68,901		**69,805**
Banks--1.9%					
Bank of America,					

Jr. Sub. Notes		8.00	12/29/49	155,000	d	143,217
Barclays Bank,						
Sub. Debs.		5.93	9/29/49	200,000	c,d	158,329
Chevy Chase Bank,						
Sub. Notes		6.88	12/1/13	105,000		90,300
Chuo Mitsui Trust & Banking,						
Jr. Sub. Notes		5.51	12/29/49	100,000	c,d	82,027
Colonial Bank,						
Sub. Notes		8.00	3/15/09	40,000	b	40,251
Glitnir Banki,						
Sub. Notes		6.69	6/15/16	115,000	c,d	65,982
M&T Bank,						
Sr. Unscd. Bonds		5.38	5/24/12	105,000		102,130
Marshall & Ilsley,						
Sr. Unscd. Notes		5.63	8/17/09	180,000		178,626
Royal Bank of Scotland Group,						
Jr. Sub. Bonds		6.99	10/29/49	110,000	c,d	91,832
Sovereign Bancorp,						
Sr. Unscd. Notes		4.80	9/1/10	140,000	d	123,177
Sumitomo Mitsui Banking,						
Sub. Notes	EUR	4.38	7/29/49	50,000	d,f	62,339
SunTrust Preferred Capital I,						
Bank Gtd. Notes		5.85	12/31/49	105,000	d	70,136
Wachovia,						
Notes		5.50	5/1/13	45,000		41,590
Washington Mutual Preferred						
Funding Delaware, Jr. Sub.						
Bonds		6.53	3/29/49	100,000	c,d	30,065
Wells Fargo Capital XIII,						
Notes		7.70	12/29/49	245,000	d	232,353
Zions Bancorporation,						
Sub. Notes		6.00	9/15/15	40,000		27,923
						1,540,277
Chemicals--.3%						
ICI Wilmington,						
Gtd. Notes		4.38	12/1/08	110,000		110,082
Lubrizol,						
Gtd. Notes		4.63	10/1/09	145,000		144,237
						254,319
Commercial & Professional Services--.3%						
ERAC USA Finance,						
Bonds		5.60	5/1/15	90,000	c	77,847
ERAC USA Finance,						
Gtd. Notes		6.38	10/15/17	90,000	c	76,116
ERAC USA Finance,						
Notes		7.95	12/15/09	50,000	c	51,227
						205,190
Commercial Mortgage Pass-Through Ctfs.--2.8%						
Banc of America Commercial						
Mortgage, Ser. 2002-2, Cl. A3		5.12	7/11/43	40,000		39,415
Bear Stearns Commercial Mortgage						
Securities, Ser. 2005-PWR8,						
Cl. A2		4.48	6/11/41	100,000		98,812
Bear Stearns Commercial Mortgage						
Securities, Ser. 2006-PW12,						
Cl. AAB		5.88	9/11/38	100,000	d	97,948
Crown Castle Towers,						
Ser. 2006-1A, Cl. AFX		5.24	11/15/36	175,000	c	170,581
Crown Castle Towers,						
Ser. 2005-1A, Cl. D		5.61	6/15/35	70,000	c	66,146

Crown Castle Towers, Ser. 2006-1A, Cl. D	5.77	11/15/36	85,000	c,e,k	76,168
CS First Boston Mortgage Securities, Ser. 2005-C3, Cl. A2	4.51	7/15/37	250,000		247,584
CS First Boston Mortgage Securities, Ser. 2001-CKN5, Cl. A4	5.44	9/15/34	121,987		121,889
Global Signal Trust, Ser. 2006-1, Cl. D	6.05	2/15/36	90,000	c,e,k	83,291
Global Signal Trust, Ser. 2006-1, Cl. E	6.50	2/15/36	35,000	c	32,540
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. E	2.90	3/6/20	85,000	c,d	77,921
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. K	3.51	3/6/20	50,000	c,d	44,267
JP Morgan Chase Commercial Mortgage Securities, Ser. 2004-C1, Cl. A2	4.30	1/15/38	85,000		82,417
JP Morgan Chase Commercial Mortgage Securities, Ser. 2005-LDP5, Cl. A2	5.20	12/15/44	200,000		199,184
LB-UBS Commercial Mortgage Trust, Ser. 2001-C3, Cl. A2	6.37	12/15/28	150,000		153,533
Merrill Lynch Mortgage Trust, Ser. 2005-CKI1, Cl. A2	5.39	11/12/37	45,000	d	44,958
Morgan Stanley Capital I, Ser. 2006-T21, Cl. A2	5.09	10/12/52	150,000		148,363
SBA CMBS Trust, Ser. 2006-1A, Cl. D	5.85	11/15/36	30,000	c	26,626
TIAA Seasoned Commercial Mortgage Trust, Ser. 2007-C4, Cl. A3	6.09	8/15/39	65,000	d	63,690
Wachovia Bank Commercial Mortgage Trust, Ser. 2005-C16, Cl. A2	4.38	10/15/41	70,870		70,466
Wachovia Bank Commercial Mortgage Trust, Ser. 2005-C19, Cl. A5	4.66	5/15/44	55,000		52,887
WAMU Commercial Mortgage Securities Trust, Ser. 2003-C1A, Cl. A	3.83	1/25/35	194,092	c	190,339
					2,189,025
Diversified Financial Services--3.9%					
Ameriprise Financial, Jr. Sub. Notes	7.52	6/1/66	50,000	d	43,107
Amvescap, Gtd. Notes	5.38	2/27/13	50,000		46,257
Boeing Capital, Sr. Unscd. Notes	7.38	9/27/10	160,000		171,252
BTM Curacao Holdings, Bank Gtd. Notes	4.76	7/21/15	225,000	c,d	220,520
Capmark Financial Group, Gtd. Notes	5.88	5/10/12	130,000		82,910
Cit Group, Sr. Unscd. Notes	2.95	12/22/08	133,000	d	132,339
Citigroup, Sr. Unscd. Notes	5.50	4/11/13	425,000		415,568

Countrywide Home Loans,				
Gtd. Notes	4.13	9/15/09	40,000	38,889
Credit Suisse Guernsey,				
Jr. Sub. Notes	5.86	5/29/49	110,000 d	89,592
Credit Suisse USA,				
Gtd. Notes	5.50	8/16/11	170,000	172,038
Ford Motor Credit,				
Sr. Unscd. Notes	7.38	10/28/09	195,000	177,668
General Electric Capital,				
Sr. Unscd. Notes	5.25	10/19/12	180,000	181,080
General Electric Capital,				
Sr. Unscd. Notes	5.63	5/1/18	45,000	43,844
Goldman Sachs Capital II,				
Gtd. Bonds	5.79	12/29/49	65,000 d	43,053
HSBC Finance Capital Trust IX,				
Gtd. Notes	5.91	11/30/35	410,000 d	314,486
International Lease Finance,				
Sr. Unscd. Notes	6.38	3/25/13	55,000	47,591
Janus Capital Group,				
Sr. Unscd. Notes	6.25	6/15/12	75,000	72,634
Jefferies Group,				
Sr. Unscd. Debs.	6.25	1/15/36	130,000	92,768
John Deere Capital,				
Sr. Unscd. Notes	2.72	9/1/09	90,000 d	89,600
Lehman Brothers Holdings,				
Sr. Unscd. Notes	6.00	7/19/12	50,000	47,490
Lehman Brothers Holdings,				
Sr. Unscd. Notes	6.88	5/2/18	35,000	32,914
Merrill Lynch & Co.,				
Sr. Unscd. Notes	6.05	8/15/12	100,000	95,379
Merrill Lynch & Co.,				
Notes	6.88	4/25/18	155,000	145,346
Morgan Stanley,				
Sub. Notes	4.75	4/1/14	155,000	138,467
Morgan Stanley,				
Sr. Unscd. Notes	6.60	4/1/12	95,000	95,461
SLM,				
Sr. Unscd. Notes, Ser. A	4.00	1/15/09	170,000	168,223
				3,198,476
Diversified Manufacturing--.1%				
Siemens Financieringsmaatschappij,				
Gtd. Notes	6.13	8/17/26	100,000 c	**94,219**
Electric Utilities--2.4%				
AES,				
Sr. Unscd. Notes	7.75	10/15/15	50,000	49,625
Cleveland Electric Illumination,				
Sr. Unscd. Notes	5.70	4/1/17	120,000	113,663
Consolidated Edison of NY,				
Sr. Unscd. Debs., Ser. 06-D	5.30	12/1/16	95,000	92,465
Consolidated Edison of NY,				
Sr. Unscd. Debs., Ser. 08-A	5.85	4/1/18	25,000	25,207
Consumers Energy,				
First Mortgage Bonds, Ser. O	5.00	2/15/12	235,000	233,141
Dominion Resources,				
Sr. Unscd. Notes	6.40	6/15/18	120,000	122,129
Enel Finance International,				
Gtd. Bonds	6.25	9/15/17	160,000 c	162,136
Energy Future Holdings,				
Gtd. Notes	10.88	11/1/17	150,000 c	155,250
FirstEnergy,				

Sr. Unscd. Notes, Ser. B	6.45	11/15/11	40,000	40,883
FPL Group Capital,				
Gtd. Debs.	5.63	9/1/11	220,000	227,223
National Grid,				
Sr. Unscd. Notes	6.30	8/1/16	140,000	138,652
Nevada Power,				
Mortgage Notes	6.50	8/1/18	55,000 b	55,344
Nevada Power,				
Mortgage Notes, Ser. R	6.75	7/1/37	55,000	53,867
NiSource Finance,				
Gtd. Notes	5.25	9/15/17	100,000	88,372
Ohio Power,				
Sr. Unscd. Notes	2.97	4/5/10	170,000 d	166,446
Pacific Gas & Electric,				
Sr. Unscd. Notes	6.35	2/15/38	50,000	49,466
Sierra Pacific Power,				
Mortgage Notes, Ser. P	6.75	7/1/37	25,000	24,485
Southern,				
Sr. Unscd. Notes, Ser. A	5.30	1/15/12	70,000	71,547
				1,869,901
Environmental Control--.3%				
Republic Services,				
Sr. Unscd. Notes	6.75	8/15/11	85,000	86,743
USA Waste Services,				
Sr. Unscd. Notes	7.00	7/15/28	45,000	40,818
Veolia Environnement,				
Sr. Unscd. Notes	5.25	6/3/13	85,000	85,010
				212,571
Food & Beverages--.5%				
H.J. Heinz,				
Sr. Unscd. Secs.	6.43	12/1/20	60,000 c	60,433
Kraft Foods,				
Sr. Unscd. Notes	6.00	2/11/13	20,000	20,319
Kraft Foods,				
Sr. Unscd. Notes	6.13	2/1/18	135,000	132,154
Kroger,				
Gtd. Notes	6.15	1/15/20	75,000	74,360
Safeway,				
Sr. Unscd. Notes	6.35	8/15/17	75,000	76,520
				363,786
Foreign/Governmental--.5%				
Export-Import Bank of Korea,				
Unsub. Notes	4.50	8/12/09	175,000	175,232
Republic of Argentina,				
Sr. Unscd. Bonds	3.09	8/3/12	125,000 d	50,844
Republic of Argentina,				
Bonds, Ser. VII	7.00	9/12/13	100,000	77,050
Russian Federation,				
Unsub. Bonds	8.25	3/31/10	95,562 c	99,499
				402,625
Health Care--.5%				
Community Health Systems,				
Gtd. Notes	8.88	7/15/15	45,000	45,562
Coventry Health Care,				
Sr. Unscd. Notes	5.88	1/15/12	85,000	82,453

Coventry Health Care,				
Sr. Unscd. Notes	5.95	3/15/17	60,000	52,562
Medco Health Solutions,				
Sr. Unscd. Notes	7.25	8/15/13	50,000	52,506
Wellpoint,				
Sr. Unscd. Notes	5.88	6/15/17	50,000	47,867
Wyeth,				
Sr. Unscd. Notes	6.95	3/15/11	95,000 d	100,425
				381,375
Lodging & Entertainment--.1%				
MGM Mirage,				
Gtd. Notes	8.38	2/1/11	50,000	**45,375**
Machinery--.1%				
Atlas Copco,				
Sr. Unscd. Bonds	5.60	5/22/17	45,000 c	**43,761**
Media--1.2%				
British Sky Broadcasting,				
Gtd. Notes	6.88	2/23/09	320,000	325,446
Comcast,				
Gtd. Notes	5.50	3/15/11	200,000	200,189
Comcast,				
Gtd. Notes	6.30	11/15/17	80,000	79,569
News America Holdings,				
Gtd. Debs.	7.70	10/30/25	130,000	135,257
News America,				
Gtd. Notes	6.15	3/1/37	85,000	76,648
Time Warner,				
Gtd. Notes	6.75	4/15/11	145,000	148,020
				965,129
Metals--.1%				
Alcoa,				
Sr. Unscd. Notes	6.00	7/15/13	40,000	**40,041**
Municipal Obligations--.1%				
Clark County School District,				
GO, Ser. F (Insured; FSA)	5.50	6/15/17	20,000 g	21,780
Clark County School District,				
GO, Ser. F (Insured; FSA)	5.50	6/15/18	15,000 g	16,335
County of Clark,				
GO (Bond Bank) (Insured; MBIA)	5.25	6/1/20	20,000 g	21,828
Cypress-Fairbanks Independent				
School District, GO, Ser. A				
(Schoolhouse) (Insured;PSF-GTD)	5.25	2/15/22	15,000 g	15,707
Wisconsin,				
GO, Ser. G (Insured; MBIA)	5.00	5/1/15	25,000 g	27,112
				102,762
Office And Business Equipment--.0%				
Xerox,				
Sr. Unscd. Notes	5.50	5/15/12	15,000	14,749
Xerox,				
Sr. Unscd. Notes	5.65	5/15/13	25,000	24,794
				39,543
Oil & Gas--.2%				
Chesapeake Energy,				
Gtd. Notes	7.50	6/15/14	20,000	20,275
Hess,				
Sr. Unscd. Notes	6.65	8/15/11	125,000	131,377
				151,652
Packaging & Containers--.2%				
Ball,				
Gtd. Notes	6.88	12/15/12	25,000	25,250

Crown Americas,				
Gtd. Notes	7.63	11/15/13	90,000	91,800
Jefferson Smurfit,				
Sr. Unscd. Notes	8.25	10/1/12	55,000	48,538
				165,588
Property & Casualty Insurance--.9%				
Ace INA Holdings,				
Gtd. Notes	5.80	3/15/18	45,000	43,228
Allstate,				
Jr. Sub. Debs.	6.50	5/15/57	40,000 d	34,547
Jackson National Life Global,				
Notes	5.38	5/8/13	50,000 c	49,719
Leucadia National,				
Sr. Unscd. Notes	7.13	3/15/17	55,000	51,769
Lincoln National,				
Jr. Sub. Bonds	6.05	4/20/67	185,000 d	149,081
MetLife,				
Sr. Unscd. Notes	5.00	6/15/15	310,000	296,234
Pacific Life Global Funding,				
Notes	5.15	4/15/13	80,000 c	79,453
Willis North America,				
Gtd. Notes	6.20	3/28/17	25,000	23,325
				727,356
Real Estate Investment Trusts--1.6%				
Arden Realty,				
Sr. Unscd. Notes	5.25	3/1/15	125,000	118,043
Avalonbay Communities,				
Sr. Unscd. Notes	6.63	9/15/11	50,000	51,149
Boston Properties,				
Sr. Unscd. Notes	5.00	6/1/15	135,000	122,147
Duke Realty,				
Sr. Notes	5.88	8/15/12	80,000	78,133
Federal Realty Investment Trust,				
Sr. Unscd. Bonds	5.65	6/1/16	75,000	68,069
Federal Realty Investment Trust,				
Notes	6.00	7/15/12	25,000	24,832
Healthcare Realty Trust,				
Sr. Unscd. Notes	5.13	4/1/14	155,000	138,102
Mack-Cali Realty,				
Sr. Unscd. Notes	5.05	4/15/10	70,000	69,342
Mack-Cali Realty,				
Notes	5.25	1/15/12	100,000	97,010
Mack-Cali Realty,				
Sr. Unscd. Notes	5.80	1/15/16	110,000 b	100,891
National Retail Properties,				
Sr. Unscd. Notes	6.15	12/15/15	50,000	43,076
Prologis,				
Sr. Unscd. Notes	6.63	5/15/18	70,000	65,135
Regency Centers,				
Gtd. Notes	5.25	8/1/15	45,000	41,275
Regency Centers,				
Gtd. Notes	5.88	6/15/17	15,000	13,842
Simon Property Group,				
Sr. Unscd. Notes	5.00	3/1/12	175,000	167,714
Simon Property Group,				
Sr. Unscd. Notes	5.75	5/1/12	8,000	7,851
WEA Finance,				
Sr. Notes	7.13	4/15/18	80,000 c	77,117
				1,283,728

Residential Mortgage Pass-Through Ctfs.--1.3%

ChaseFlex Trust,				
Ser. 2006-2, Cl. A1A	5.59	9/25/36	22,335 d	22,151
First Horizon Alternative Mortgage				
Securities, Ser. 2004-FA1,				
Cl. 1A1	6.25	10/25/34	803,088	607,144
IndyMac Index Mortgage Loan Trust,				
Ser. 2006-AR9, Cl. B2	6.01	6/25/36	24,931 d	1,920
Nomura Asset Acceptance,				
Ser. 2005-AP2, Cl. A5	4.98	5/25/35	124,372 d	96,962
Nomura Asset Acceptance,				
Ser. 2005-WF1, Cl. 2A5	5.16	3/25/35	148,080 d	118,499
WaMu Pass-Through Certificates,				
Ser. 2005-AR4, Cl. A4B	4.67	4/25/35	200,000 d	191,903
				1,038,579
Retail--.4%				
CVS Caremark,				
Sr. Unscd. Notes	5.75	8/15/11	35,000	35,918
Delhaize Group,				
Sr. Unsub. Notes	6.50	6/15/17	70,000	69,969
Home Depot,				
Sr. Unscd. Notes	5.88	12/16/36	100,000	79,306
Lowe's Companies,				
Sr. Unscd. Notes	5.60	9/15/12	25,000	25,895
Macys Retail Holdings,				
Gtd. Notes	5.35	3/15/12	25,000	23,233
Macys Retail Holdings,				
Gtd. Notes	5.90	12/1/16	25,000	21,706
Walgreen,				
Sr. Unscd. Notes	4.88	8/1/13	65,000	64,939
				320,966
Special Purpose Entity--.1%				
Rio Tinto Finance USA,				
Gtd. Notes	5.88	7/15/13	55,000	**55,695**
Steel--.0%				
Steel Dynamics,				
Gtd. Notes	7.38	11/1/12	20,000	**19,900**
Telecommunications--1.1%				
AT & T,				
Sr. Unscd. Notes	5.60	5/15/18	80,000	78,717
AT & T,				
Gtd. Notes	7.30	11/15/11	100,000 d	106,404
KPN,				
Sr. Unsub. Notes	8.00	10/1/10	20,000	21,182
Qwest,				
Sr. Unscd. Notes	7.50	10/1/14	73,000	67,343
Qwest,				
Sr. Unscd. Notes	8.88	3/15/12	10,000 d	10,025
Sprint Capital,				
Gtd. Notes	6.88	11/15/28	75,000	59,582
Sprint Capital,				
Gtd. Notes	8.38	3/15/12	145,000	142,572
Telecom Italia Capital,				
Gtd. Notes	5.25	11/15/13	35,000	33,071
Telefonica Emisiones,				
Gtd. Notes	5.98	6/20/11	90,000	91,142
Time Warner Cable,				
Gtd. Notes	5.85	5/1/17	80,000	76,380

Time Warner,				
Gtd. Notes	5.88	11/15/16	160,000	150,190
				836,608
Textiles & Apparel--.1%				
Mohawk Industries,				
Sr. Unscd. Notes	5.75	1/15/11	105,000	**101,734**
Transportation--.3%				
Union Pacific,				
Sr. Unscd. Notes	3.88	2/15/09	200,000	**199,764**
U.S. Government Agencies/Mortgage-Backed--15.9%				
Federal Home Loan Mortgage Corp.:				
5.50%			2,145,000 h	2,097,072
3.50%, 9/1/10			38,470	38,125
5.50%, 4/1/22			142,639	143,074
6.00%, 9/1/37			789,916	794,951
Federal National Mortgage Association:				
5.00%			1,745,000 h	1,656,932
5.50%			1,570,000 h	1,536,393
6.50%			1,360,000 h	1,396,338
4.00%, 5/1/10			196,735	196,033
5.00%, 8/1/20 - 11/1/20			726,419	717,665
5.50%, 4/1/36			1,352,715	1,326,492
6.00%, 5/1/22 - 10/1/37			822,609	828,744
Government National Mortgage Association I:				
5.50%, 4/15/33			174,405	173,706
Ser. 2005-90, Cl. A, 3.76%,				
9/16/28			176,407	174,457
Ser. 2005-29, Cl. A, 4.02%,				
7/16/27			147,468	146,016
Ser. 2006-6, Cl. A, 4.05%,				
10/16/23			23,371	23,333
Ser. 2007-52, Cl. A, 4.05%,				
10/16/25			111,628	111,204
Ser. 2006-66, Cl. A, 4.09%,				
1/16/30			214,732	213,262
Ser. 2006-3, Cl. A, 4.21%,				
1/16/28			235,596	234,680
Ser. 2006-5, Cl. A, 4.24%,				
7/16/29			173,109	172,345
Ser. 2005-32, Cl. B, 4.39%,				
8/16/30			187,478	187,491
Ser. 2005-87, Cl. A, 4.45%,				
3/16/25			131,443	131,397
Ser. 2004-39, Cl. LC,				
5.50%, 12/20/29			390,000	396,924
				12,696,634
U.S. Government Securities--.4%				
U.S. Treasury Notes	3.50	5/31/13	150,000 b	151,711
U.S. Treasury Notes	4.50	2/28/11	71,000 b	74,134
U.S. Treasury Notes	4.75	8/15/17	25,000 b	26,537

U.S. Treasury Notes	4.88	4/30/11	25,000	26,389
				278,771
Total Bonds and Notes (cost $33,979,584)				**32,605,742**

Short-Term Investments--.2%	Principal Amount ($)	Value ($)
U.S. Treasury Bills; 1.85%, 9/18/08 (cost $149,630)	150,000 i	**149,674**

Other Investment--2.7%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $2,115,000)	2,115,000 j	**2,115,000**
Investment of Cash Collateral for Securities Loaned--1.3%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $1,042,057)	1,042,057 j	**1,042,057**

Total Investments (cost $88,561,948)	**109.5%**	**86,997,063**
Liabilities, Less Cash and Receivables	**(9.5%)**	**(7,550,201)**
Net Assets	**100.0%**	**79,446,862**

FSA--Financial Security Assurance
GO--General Obligation
MBIA--Municipal Bond Investors Assurance Insurance Corporation
PSF-GTD--Permanent School Fund Guranteed

a Non-income producing security.
b All or a portion of these securities are on loan. At July 31, 2008, the total market value of the fund's securities on loan is $1,009,911 and the total market value of the collateral held by the fund is $1,042,057.
c Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At July 31, 2008, these securities amounted to $2,554,765 or 3.2% of net assets.
d Variable rate security--interest rate subject to periodic change.
e The value of this security has been determined in good faith under the direction of the Board of Directors.
f Principal amount stated in U.S. Dollars unless otherwise noted.
EUR--Euro
g These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.
h Purchased on a forward commitment basis.
i All or partially held by a broker as collateral for open financial futures positions.
j Investment in affiliated money market mutual fund.
k The valuation of these securities has been determined in good faith under the directions of the Board of Directors.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

At July 31, 2008, the aggregate cost of investment securities for income tax purposes was $88,522,864.
Net unrealized depreciation on investments was $1,555,472 of which $3,803,262 related to appreciated investment securities and $5,358,734 related to depreciated investment securities.

STATEMENT OF FINANCIAL FUTURES

July 31, 2008 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation/ (Depreciation) at 7/31/2008 ($)
Financial Futures Short				
U.S. Treasury 2 Year Notes	4	(848,000)	September 2008	(3,633)
Financial Futures Long				
Long GILT	6	1,276,829	September 2008	14,303
U.S. Treasury 10 Year Notes	32	3,674,500	September 2008	16,056
U.S. Treasury 30 Year Bonds	15	1,732,500	September 2008	(10,546)
				16,180

STATEMENT OF OPTIONS WRITTEN

July 31, 2008 (Unaudited)

	Face Amount Covered by Contracts ($)		Value ($)
Call Options:			
5-Year USD Libor-BBA,			
Swaption, Aug 2008 @ 4.33	663,000	a	(5,295)
5-Year USD Libor-BBA,			
Swaption, Aug 2008 @ 4.48	655,000	a	(9,407)
10-Year USD Libor-BBA,			
Swaption, Aug 2008 @4.65	331,000	a	(2,109)
10-Year USD Libor-BBA,			
Swaption, Aug 2008 @ 4.77	327,000	a	(4,591)
Put Options:			
5-Year USD Libor-BBA,			
Swaption, Aug 2008 @ 4.33	663,000	a	(935)
5-Year USD Libor-BBA,			
Swaption, Aug 2008 @ 4.48	655,000	a	(1,443)
10-Year USD Libor-BBA,			
Swaption, Aug 2008 @4.65	331,000	a	(3,124)
10-Year USD Libor-BBA,			
Swaption, Aug 2008 @ 4.77	327,000	a	(2,767)
(Premiums received $39,084)			**(29,671)**

LIBOR-BBA--London Interbank Offered Rate British Bankers' Association
a   Non-income producing security.

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation/ Depreciation at 7/31/2008 ($)
Buys:				
China Renminlbi,				
Expiring 03/26/2009	1,980,000	303,170	299,057	(4,113)
Japanese Yen,				
Expiring 09/17/2008	35,000,000	334,813	325,350	(9,463)
Malaysian Ringgit,				
Expiring 08/22/2008	1,080,000	335,717	331,640	(4,077)
				(17,652)
Sells:				
China Renminlbi,				
Expiring 08/22/2008	2,300,000	334,618	337,220	(2,602)
China Renminlbi,				
Expiring 03/26/2009	1,980,000	312,920	299,057	13,863
Euro,				
Expiring 09/17/2008	10,000	15,458	15,557	(99)
Euro,				
Expiring 09/17/2008	50,000	77,368	77,787	(420)
				10,742
Total				**(6,910)**

STATEMENT OF INVESTMENTS
Dreyfus Premier Large Company Stock Fund
July 31, 2008 (Unaudited)

Common Stocks--99.6%	Shares	Value ($)
Consumer Discretionary--9.2%		
Darden Restaurants	10,922	355,729
Family Dollar Stores	27,850	648,905
Gap	29,240	471,349
McDonald's	13,135	785,342
Newell Rubbermaid	17,220	284,647
News, Cl. A	16,500	233,145
Omnicom Group	21,410	913,993
Ross Stores	16,060	609,638
TJX Cos.	16,950	571,385
Walt Disney	18,970	575,740
		5,449,873
Consumer Staples--10.0%		
Cadbury, ADR	6,508	308,284
Coca-Cola Enterprises	12,260	207,562
ConAgra Foods	22,530	488,450
CVS Caremark	26,460	965,790
Dr. Pepper Snapple Group	12,711 a	262,736
Kroger	18,500	523,180
Molson Coors Brewing, Cl. B	6,880	371,314
Philip Morris International	19,140	988,581
SYSCO	22,270	631,577
Wal-Mart Stores	20,260	1,187,641
		5,935,115
Energy--12.4%		
Anadarko Petroleum	7,330	424,480
Chevron	17,630	1,490,793
ConocoPhillips	24,450	1,995,609
ENSCO International	5,900	407,926
Marathon Oil	12,500	618,375
Nabors Industries	13,570 a	494,762
National Oilwell Varco	7,080 a	556,700
Valero Energy	4,990	166,716
Williams	13,870	444,534
XTO Energy	15,875	749,776
		7,349,671
Financial--16.3%		
American International Group	17,087	445,116
Bank of America	32,700	1,075,830
Chubb	16,840	808,993
Citigroup	29,280	547,243
Discover Financial Services	18,630	272,930
Goldman Sachs Group	6,230	1,146,569
JPMorgan Chase & Co.	37,190	1,511,030
MetLife	17,410	883,906
Morgan Stanley	17,610	695,243

PNC Financial Services Group	8,090	576,736
U.S. Bancorp	19,220	588,324
Wachovia	11,130 b	192,215
Wells Fargo & Co.	29,450	891,452
		9,635,587
Health Care--12.7%		
Aetna	15,550	637,705
Baxter International	20,040	1,374,944
Becton, Dickinson & Co.	2,170	184,254
Covidien	7,822	385,155
Hospira	13,480 a	514,397
Johnson & Johnson	20,950	1,434,447
Laboratory Corp. of America Holdings	5,150 a	348,037
Pfizer	28,203	526,550
Schering-Plough	23,940	504,655
St. Jude Medical	8,990 a	418,754
Thermo Fisher Scientific	13,060 a	790,391
Wyeth	9,520	385,750
		7,505,039
Industrial--11.4%		
Allied Waste Industries	30,410 a	367,961
Dover	9,860	489,352
Eaton	6,150	436,896
Emerson Electric	14,060	684,722
General Electric	38,730	1,095,672
Goodrich	8,600	422,604
L-3 Communications Holdings	4,910	484,568
Lockheed Martin	6,400	667,712
Raytheon	5,720	325,640
Terex	10,860 a	514,004
Textron	9,670	420,355
Tyco International	18,912	842,718
		6,752,204
Information Technology--18.7%		
Accenture, Cl. A	9,190	383,774
Adobe Systems	13,050 a	539,617
Akamai Technologies	17,570 a,b	410,084
Alliance Data Systems	9,930 a	637,009
Amphenol, Cl. A	8,000	381,360
Apple	7,720 a	1,227,094
Cisco Systems	59,400 a	1,306,206
Dell	26,400 a	648,648
Global Payments	7,450	329,961
Intel	52,730	1,170,079
McAfee	8,840 a	289,510
Microsoft	52,410	1,347,985
Oracle	32,750 a	705,108
QUALCOMM	7,500	415,050
Research In Motion	4,650 a	571,113
Visa, Cl. A	6,435	470,141
Yahoo!	12,620 a	251,012

		11,083,751
Materials--2.8%		
Air Products & Chemicals	5,690	541,745
Freeport-McMoRan Copper & Gold	7,710	745,943
Mosaic	3,160	401,984
		1,689,672
Telecommunication Services--2.0%		
AT & T	38,910	**1,198,817**
Utilities--4.1%		
Nokia, ADR	17,320	473,182
PG & E	16,950	653,084
Sempra Energy	23,040	1,293,926
		2,420,192
Total Common Stocks		
(cost $58,403,494)		**59,019,921**

Other Investment--.3%		
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $187,000)	187,000 [c]	**187,000**

Investment of Cash Collateral for		
Securities Loaned--1.0%		
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $585,522)	585,522 [c]	**585,522**

Total Investments (cost $59,176,016)	100.9%	59,792,443
Liabilities, Less Cash and Receivables	(.9%)	(505,476)
Net Assets	100.0%	59,286,967

ADR - American Depository Receipts

a   Non-income producing security.

b   All or a portion of these securities are on loan. At July 31, 2008, the total market value of the fund's securities on loan is
     $468,548 and the total market value of the collateral held by the fund is $585,522.

c   Investment in affiliated money market mutual fund.

At July 31, 2008, the aggregate cost of investment securities for income tax purposes was $59,176,016.
Net unrealized appreciation on investments was $616,427 of which $5,654,168 related to appreciated investment securities
and $5,037,741 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Premier Limited Term Income Fund
July 31, 2008 (Unaudited)

Bonds and Notes--126.1%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Agricultural--.4%				
Philip Morris International,				
Sr. Unscd Notes	5.65	5/16/18	110,000	**106,736**
Asset-Backed Ctfs./Auto Receivables--5.0%				
Americredit Automobile Receivables				
Trust, Ser. 2008-AF, Cl. A2A	4.47	1/12/12	65,000	62,991
Americredit Prime Automobile				
Receivables, Ser. 2007-1,				
Cl. A2	5.34	8/9/10	43,875	43,986
Americredit Prime Automobile				
Receivables, Ser. 2007-1, Cl. B	5.35	9/9/13	70,000	63,003
Americredit Prime Automobile				
Receivables, Ser. 2007-1, Cl. C	5.43	2/10/14	70,000	60,024
Capital One Auto Finance Trust,				
Ser. 2006-C, Cl. A3A	5.07	7/15/11	45,510	44,762
Capital One Auto Finance Trust,				
Ser. 2007-C, Cl. A3A	5.13	4/16/12	150,000	141,353
Capital One Auto Finance Trust,				
Ser. 2007-C, Cl. A2A	5.29	5/17/10	114,655	114,105
Capital One Auto Finance Trust,				
Ser. 2006-A, Cl. A3	5.33	11/15/10	37,177	37,054
Ford Credit Auto Owner Trust,				
Ser. 2005-A, Cl. C	4.08	6/15/10	100,000	99,823
Ford Credit Auto Owner Trust,				
Ser. 2005-B, Cl. B	4.64	4/15/10	225,000	225,164
Ford Credit Auto Owner Trust,				
Ser. 2005-C, Cl. C	4.72	2/15/11	40,000	40,328
Hyundai Auto Receivables Trust,				
Ser. 2004-A, Cl. B	3.46	8/15/11	23,864	23,870
Hyundai Auto Receivables Trust,				
Ser. 2007-A, Cl. A3A	5.04	1/17/12	55,000	56,081
Hyundai Auto Receivables Trust,				
Ser. 2006-B, Cl. C	5.25	5/15/13	35,000	34,269
ONYX Acceptance Owner Trust,				
Ser. 2005-B, Cl. A3	4.18	3/15/10	8,182	8,137
Wachovia Auto Loan Owner Trust,				
Ser. 2007-1, Cl. D	5.65	2/20/13	215,000 a	123,690
Wachovia Automobile Loan Owner				
Trust, Ser. 2007-1, Cl. C	5.45	10/22/12	285,000	266,022
WFS Financial Owner Trust,				
Ser. 2004-4, Cl. C	3.21	5/17/12	33,318	33,292
WFS Financial Owner Trust,				
Ser. 2004-3, Cl. B	3.51	2/17/12	23,059	23,053
				1,501,007
Asset-Backed Ctfs./Credit Cards--1.7%				
Bank of America Credit Card Trust,				
Ser. 2007-B1, Cl. B1	2.54	6/15/12	340,000 b	329,351
Citibank Credit Card Issuance				
Trust, Ser. 2006-C4, Cl. C4	2.68	1/9/12	175,000 b	167,839
				497,190
Asset-Backed Ctfs./Home Equity Loans--3.2%				
Ameriquest Mortgage Securities,				
Ser. 2003-11, Cl. AF6	5.14	1/25/34	53,711 b	49,238
Citigroup Mortgage Loan Trust,				
Ser. 2005-WF1, Cl. A5	5.01	2/25/35	110,507 b	96,383
Credit Suisse Mortgage Capital				
Certificates, Ser. 2007-1,				
Cl. 1A1A	5.94	2/25/37	174,859 b	165,270
CS First Boston Mortgage				
Securities, Ser. 2005-FIX1,				
Cl. A5	4.90	5/25/35	283,628 b	257,379
CSAB Mortgage Backed Trust,				
Ser. 2006-3, Cl. A1A	6.00	11/25/36	41,521 b	39,857
First NLC Trust,				
Ser. 2005-3, Cl. AV2	2.69	12/25/35	5,507 b	5,483
JP Morgan Mortgage Acquisition,				
Ser. 2007-CH1, Cl. AF1B	5.94	11/25/36	101,139 b	98,943
JP Morgan Mortgage Acquisition,				
Ser. 2005-FRE1, Cl. A2F2	5.22	10/25/35	35,813 b	35,806
Residential Asset Mortgage				
Products, Ser. 2003-RS9,				

Cl. MI1	5.80	10/25/33	56,784 b	43,284
Residential Asset Securities,				
Ser. 2002-KS4, Cl. AIIB	2.96	7/25/32	65,755 b	57,251
Soundview Home Equity Loan Trust,				
Ser. 2005-A, Cl. M5	3.26	4/25/35	66,869 b	18,669
Sovereign Commercial Mortgage				
Securities Trust,				
Ser. 2007-C1, Cl. D	5.78	7/22/30	70,000 b,c	33,542
Sovereign Commercial Mortgage				
Securities Trust,				
Ser. 2007-C1, Cl. B	5.78	7/22/30	100,000 b,c	78,290
				979,395
Asset-Backed Ctfs./Manufactured Housing--.6%				
Green Tree Financial,				
Ser. 1994-7, Cl. M1	9.25	3/15/20	68,901	69,805
Origen Manufactured Housing,				
Ser. 2005-B, Cl. A2	5.25	12/15/18	107,936	108,229
				178,034
Banks--8.0%				
Bank of America,				
Jr. Sub. Bonds	8.00	12/29/49	155,000 b	143,217
Barclays Bank,				
Sub. Debs.	5.93	9/29/49	200,000 b,c	158,329
Capital One Financial,				
Sr. Unsub. Notes	2.98	9/10/09	100,000 b	93,833
Chuo Mitsui Trust & Banking,				
Jr. Sub. Notes	5.51	12/29/49	100,000 b,c	82,027
First Union,				
Sub. Notes	6.38	1/15/09	105,000	105,674
Industrial Bank of Korea,				
Sub. Notes	4.00	5/19/14	120,000 b,c	118,510
Islandsbanki,				
Notes	2.95	10/15/08	50,000 b,c	49,809
M & I Marshall & Ilsley Bank,				
Sr. Unscd. Notes	5.30	9/8/11	90,000	86,611
Marshall & Ilsley,				
Sr. Unscd. Notes	5.63	8/17/09	80,000	79,390
NB Capital Trust IV,				
Bank Gtd. Cap. Secs.	8.25	4/15/27	110,000	108,912
Northern Trust,				
Sr. Unscd. Notes	5.30	8/29/11	65,000	65,906
PNC Funding,				
Bank Gtd. Notes	2.94	1/31/12	85,000 b	80,202
Resona Bank,				
Notes	5.85	9/29/49	125,000 b,c	102,527
Royal Bank of Scotland Group,				
Jr. Sub. Bonds	6.99	10/29/49	200,000 b,c	166,968
Shinsei Finance II,				
Unscd. Bonds	7.16	7/29/49	110,000 b,c	70,297
Sovereign Bancorp,				
Sr. Unscd. Notes	2.96	3/1/09	20,000 b	18,944
Sovereign Bancorp,				
Sr. Unscd. Notes	4.80	9/1/10	145,000 b	127,576
SunTrust Preferred Capital I,				
Bank Gtd. Notes	5.85	12/31/49	35,000 b	23,379
Wachovia,				
Notes	5.50	5/1/13	45,000	41,590
Wells Fargo Bank,				
Sub. Notes, Ser. AI	7.55	6/21/10	250,000	263,008
Wells Fargo Capital XIII,				
Notes	7.70	12/29/49	240,000 b	227,611
Western Financial Bank,				
Sub. Debs.	9.63	5/15/12	155,000	160,081
Zions Bancorporation,				
Sub. Notes	6.00	9/15/15	45,000	31,413
				2,405,814
Building & Construction--.4%				
Home Depot,				
Sr. Unscd. Notes	5.88	12/16/36	98,000	77,720
Masco,				
Sr. Unscd. Notes	3.09	3/12/10	45,000 b	41,536
				119,256
Chemicals--.9%				
ICI Wilmington,				
Gtd. Notes	4.38	12/1/08	170,000	170,126
Lubrizol,				
Gtd. Notes	4.63	10/1/09	50,000	49,737
Praxair,				

Sr. Unscd. Notes	5.38	11/1/16	45,000	45,003
				264,866
Commercial & Professional Services--.2%				
ERAC USA Finance, Notes	3.05	4/30/09	25,000 b,c	24,601
ERAC USA Finance, Gtd. Notes	7.00	10/15/37	50,000 c	38,141
				62,742
Commercial Mortgage Pass-Through Ctfs.--7.8%				
Banc of America Commercial Mortgage, Ser. 2002-2, Cl. A3	5.12	7/11/43	65,000	64,050
Bayview Commercial Asset Trust, Ser. 2004-1, Cl. A	2.82	4/25/34	30,894 b,c	27,979
Bayview Commercial Asset Trust, Ser. 2006-1A, Cl. M6	3.10	4/25/36	89,002 b,c	75,254
Bear Stearns Commercial Mortgage Securities, Ser. 2005-PWR8, Cl. A2	4.48	6/11/41	45,000	44,465
Bear Stearns Commercial Mortgage Securities, Ser. 2005-T18 Cl. A2	4.56	2/13/42	85,000 b	84,666
Bear Stearns Commercial Mortgage Securities, Ser. 2004-PWR5, Cl. A3	4.57	7/11/42	110,000	107,284
Bear Stearns Commercial Mortgage Securities, Ser. 2006-PW13, Cl. A3	5.52	9/11/41	35,000	33,308
Credit Suisse/Morgan Stanley Commercial Mortgage Certificates, Ser. 2006-HC1A, Cl. A1	2.65	5/15/23	89,123 b,c	83,410
Crown Castle Towers, Ser. 2006-1A, Cl. AFX	5.24	11/15/36	185,000 c	180,329
Crown Castle Towers, Ser. 2006-1A, Cl. B	5.36	11/15/36	50,000 c	47,155
Crown Castle Towers, Ser. 2006-1A, Cl. C	5.47	11/15/36	125,000 c	113,427
Crown Castle Towers, Ser. 2005-1A, Cl. D	5.61	6/15/35	65,000 c	61,422
Crown Castle Towers, Ser. 2006-1A, Cl. D	5.77	11/15/36	90,000 a,c	80,648
CS First Boston Mortgage Securities, Ser. 2005-C4, Cl. A2	5.02	8/15/38	50,000	49,836
CS First Boston Mortgage Securities, Ser. 2001-CKN5, Cl. A4	5.44	9/15/34	117,107	117,014
CS First Boston Mortgage Securities, Ser. 2001-CF2, Cl. G	6.93	2/15/34	130,000 c	121,543
Global Signal Trust, Ser. 2006-1, Cl. C	5.71	2/15/36	45,000 c	42,029
Global Signal Trust, Ser. 2006-1, Cl. D	6.05	2/15/36	125,000 a,c	115,681
Global Signal Trust, Ser. 2006-1, Cl. E	6.50	2/15/36	45,000 c	41,837
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. H	3.11	3/6/20	25,000 b,c	22,370
JP Morgan Chase Commercial Mortgage Securities, Ser. 2004-C1, Cl. A2	4.30	1/15/38	110,000	106,657
LB Commercial Conduit Mortgage Trust, Ser. 1999-C1, Cl. B	6.93	6/15/31	150,000	151,973
LB-UBS Commercial Mortgage Trust, Ser. 2001-C3, Cl. A2	6.37	12/15/28	110,000	112,591
Merrill Lynch Mortgage Trust, Ser. 2005-CKI1, Cl. A6	5.42	11/12/37	180,000 b	171,352
Morgan Stanley Capital I, Ser. 2006-T21, Cl. A2	5.09	10/12/52	45,000	44,509
Morgan Stanley Capital I, Ser. 2006-IQ12, Cl. AAB	5.33	12/15/43	100,000	95,440
Morgan Stanley Dean Witter Capital I, Ser. 2001-TOP3, Cl. A4	6.39	7/15/33	62,402	63,683
SBA CMBS Trust, Ser. 2006-1A, Cl. D	5.85	11/15/36	35,000 c	31,064
Wachovia Bank Commercial Mortgage Trust, Ser. 2005-C19, Cl. A5	4.66	5/15/44	50,000	48,079

				2,339,055
Computers--.5%				
International Business Machines,				
Sr. Unscd. Notes	5.70	9/14/17	135,000	**137,244**
Diversified Financial Services--7.6%				
Ameriprise Financial,				
Jr. Sub. Notes	7.52	6/1/66	99,000 b	85,351
Boeing Capital,				
Sr. Unscd. Notes	7.38	9/27/10	175,000	187,307
Capmark Financial Group,				
Gtd. Notes	5.88	5/10/12	85,000	54,210
Citigroup,				
Sr. Unscd. Notes	6.00	8/15/17	140,000	132,631
Credit Suisse Guernsey,				
Jr. Sub. Notes	5.86	5/29/49	145,000 b	118,099
General Electric Capital,				
Sr. Unscd. Notes	5.63	5/1/18	250,000	243,578
GenWorth Global Funding,				
Scd. Notes	5.20	10/8/10	65,000	65,127
Goldman Sachs Capital II,				
Gtd. Bonds	5.79	12/29/49	95,000 b	62,924
Goldman Sachs Group,				
Sr. Unscd. Notes	6.15	4/1/18	105,000	101,327
Goldman Sachs Group,				
Sub. Notes	6.75	10/1/37	18,000	15,956
International Lease Finance,				
Sr. Unscd. Notes	6.38	3/25/13	60,000	51,917
Janus Capital Group,				
Sr. Unscd. Notes	6.70	6/15/17	310,000	288,341
Jefferies Group,				
Notes	5.88	6/8/14	100,000	92,546
John Deere Capital,				
Sr. Unscd. Notes	2.72	9/1/09	77,000 b	76,658
JPMorgan Chase & Co.,				
Sr. Notes	6.00	1/15/18	90,000	87,476
JPMorgan Chase & Co.,				
Sr. Unscd. Notes	6.40	5/15/38	85,000	78,594
Kaupthing Bank,				
Sr. Notes	3.49	1/15/10	110,000 b,c	90,916
Lehman Brothers Holdings,				
Sub. Notes	5.75	1/3/17	55,000	47,492
Lehman Brothers Holdings,				
Sr. Unscd. Notes	6.88	5/2/18	30,000	28,212
Merrill Lynch & Co.,				
Sr. Unscd. Notes	6.40	8/28/17	50,000	45,718
Morgan Stanley,				
Notes	5.55	4/27/17	115,000	100,649
NYSE Euronext,				
Sr. Unscd. Notes	4.80	6/28/13	55,000	54,459
Pemex Finance,				
Notes	9.03	2/15/11	60,500	64,590
Pemex Finance,				
Sr. Unscd. Bonds	9.69	8/15/09	25,000	25,625
WEA Finance,				
Sr. Notes	7.13	4/15/18	85,000 c	81,937
				2,281,640
Electric Utilities--3.4%				
Cleveland Electric Illumination,				
Sr. Unscd. Notes	5.70	4/1/17	85,000	80,512
Columbus Southern Power,				
Sr. Unscd. Notes	6.05	5/1/18	10,000	9,958
Commonwealth Edison,				
First Mortgage Bonds	6.15	9/15/17	60,000	59,970
Consolidated Edison of NY,				
Sr. Unscd. Debs., Ser. 08-A	5.85	4/1/18	90,000	90,745
Dominion Resources,				
Sr. Unscd. Notes	6.40	6/15/18	115,000	117,040
Duke Energy Carolinas,				
Sr. Unscd. Notes	5.63	11/30/12	50,000	51,494
Enel Finance International,				
Gtd. Bonds	6.25	9/15/17	155,000 c	157,070
Florida Power,				
First Mortgage Bonds	5.65	6/15/18	120,000	121,474
National Grid,				
Sr. Unscd. Notes	6.30	8/1/16	72,000	71,307
Nevada Power,				
Notes	6.50	8/1/18	55,000 d	55,344
NiSource Finance,				

Gtd. Notes	3.21	11/23/09	45,000 b	43,771
NiSource Finance,				
Gtd. Notes	7.88	11/15/10	110,000	114,041
Ohio Power,				
Sr. Unscd. Notes	2.97	4/5/10	45,000 b	44,059
Ohio Power,				
Sr. Unscd. Notes, Ser. G	6.60	2/15/33	20,000	18,843
				1,035,628
Environmental Control--.8%				
Oakmont Asset Trust,				
Notes	4.51	12/22/08	155,000 c	155,548
Veolia Environnement,				
Sr. Unscd. Notes	5.25	6/3/13	75,000	75,009
				230,557
Food & Beverages--2.1%				
H.J. Heinz,				
Sr. Unscd. Secs.	6.43	12/1/20	150,000 c	151,083
Kraft Foods,				
Sr. Unscd. Notes	6.00	2/11/13	15,000	15,239
Kraft Foods,				
Sr. Unscd. Notes	6.13	2/1/18	160,000	156,627
Kroger,				
Gtd. Notes	5.00	4/15/13	105,000	103,289
Kroger,				
Gtd. Notes	6.40	8/15/17	55,000	56,303
Safeway,				
Sr. Unscd. Notes	4.95	8/16/10	135,000	134,885
				617,426
Foreign/Governmental--.3%				
Russian Federation,				
Unsub. Bonds	8.25	3/31/10	73,338 c	**76,360**
Health Care--1.6%				
Jackson National Life Global,				
Notes	5.38	5/8/13	50,000 c	49,719
Schering-Plough,				
Sr. Unscd. Notes	5.55	12/1/13	125,000 b	125,858
Teva Pharmaceutical Finance,				
Gtd. Notes	6.15	2/1/36	115,000	104,684
UnitedHealth Group,				
Sr. Unscd. Notes	5.25	3/15/11	150,000	148,549
Wellpoint,				
Sr. Unscd. Notes	5.88	6/15/17	50,000	47,867
				476,677
Manufacturing-Diversified--.3%				
Siemens Financieringsmat,				
Gtd. Notes	5.75	10/17/16	100,000 c	**99,629**
Media--2.2%				
British Sky Broadcasting,				
Gtd. Notes	6.88	2/23/09	95,000	96,617
BSKYB Finance UK,				
Gtd. Notes	6.50	10/15/35	85,000 c	78,111
Comcast,				
Gtd. Notes	3.09	7/14/09	160,000 b	158,152
Cox Communications,				
Notes	6.25	6/1/18	75,000 c	73,994
News America,				
Gtd. Debs.	7.63	11/30/28	90,000	95,010
Time Warner,				
Gtd. Debs.	6.50	11/15/36	70,000	60,863
Time Warner,				
Gtd. Notes	6.75	7/1/18	110,000	111,129
				673,876
Metals--.1%				
Alcoa,				
Sr. Unscd. Notes	6.00	7/15/13	40,000	**40,041**
Municipal Obligations--.2%				
Clark County School District,				
GO, Ser. F (Insured; FSA)	5.50	6/15/17	5,000 e	5,445
Clark County School District,				
GO, Ser. F (Insured; FSA)	5.50	6/15/18	5,000 e	5,445
Clark County,				
GO (Bond Bank) (Insured; MBIA)	5.25	6/1/20	10,000 e	10,914
Cypress-Fairbanks Independent School District, GO, Ser. A (Schoolhouse) (Insured; PSF-GTD)	5.25	2/15/22	10,000 e	10,471
Shelby County,				
GO, Ser. A (Public Improvement				

and School Bonds) (Insured;				
MBIA)	5.00	3/1/14	10,000 e	10,588
Williamson County,				
GO, Ser. A (Insured; FSA)	6.00	8/15/14	10,000 e	10,743
Wisconsin,				
GO, Ser. G (Insured; MBIA)	5.00	5/1/15	5,000 e	5,422
				59,028
Office And Business Equipment--.1%				
Xerox,				
Sr. Unscd. Notes	5.50	5/15/12	15,000	14,749
Xerox,				
Sr. Unscd. Notes	5.65	5/15/13	25,000	24,794
				39,543
Oil & Gas--.8%				
El Paso Natural Gas,				
Sr. Unscd. Notes	5.95	4/15/17	20,000	19,272
Hess,				
Sr. Unscd. Notes	6.65	8/15/11	115,000	120,867
Praxair,				
Sr. Unscd. Notes	5.25	11/15/14	110,000	111,734
				251,873
Property & Casualty Insurance--1.7%				
Ace INA Holdings,				
Gtd. Notes	5.70	2/15/17	85,000	81,254
Hartford Financial Services Group,				
Sr. Unscd. Notes	5.55	8/16/08	170,000	170,076
Lincoln National,				
Sr. Unscd. Notes	2.87	3/12/10	75,000 b	73,432
Pacific Life Global Funding,				
Notes	5.15	4/15/13	70,000 c	69,522
Principal Financial Group,				
Gtd. Notes	6.05	10/15/36	60,000	51,617
Willis North America,				
Gtd. Notes	6.20	3/28/17	85,000	79,304
				525,205
Real Estate Investment Trusts--4.7%				
Arden Realty,				
Sr. Unscd. Notes	5.20	9/1/11	140,000	140,404
Arden Realty,				
Sr. Unscd. Notes	5.25	3/1/15	25,000	23,609
Boston Properties,				
Sr. Unscd. Notes	6.25	1/15/13	140,000	140,133
Duke Realty,				
Sr. Notes	5.25	1/15/10	80,000	79,220
Federal Realty Investment Trust,				
Notes	6.00	7/15/12	65,000	64,564
Federal Realty Investment Trust,				
Sr. Unscd. Notes	6.20	1/15/17	90,000	83,178
First Industrial,				
Sr. Notes	5.95	5/15/17	35,000	29,452
Healthcare Realty Trust,				
Sr. Unscd. Notes	5.13	4/1/14	200,000	178,196
HRPT Properties Trust,				
Sr. Unscd. Notes	3.38	3/16/11	50,000 b	47,725
Liberty Property,				
Sr. Unscd. Notes	5.50	12/15/16	35,000	30,423
Mack-Cali Realty,				
Sr. Unscd. Notes	5.05	4/15/10	100,000	99,061
Mack-Cali Realty,				
Sr. Unscd. Notes	5.13	1/15/15	70,000	64,723
Mack-Cali Realty,				
Notes	5.25	1/15/12	35,000	33,954
National Retail Properties,				
Sr. Unscd. Notes	6.15	12/15/15	100,000	86,152
Prologis,				
Sr. Unscd. Notes	6.63	5/15/18	70,000	65,135
Regency Centers,				
Gtd. Notes	5.25	8/1/15	105,000	96,307
Regency Centers,				
Gtd. Notes	5.88	6/15/17	25,000	23,070
Simon Property Group,				
Sr. Unscd. Notes	5.25	12/1/16	65,000	57,515
Simon Property Group,				
Sr. Unscd. Notes	5.75	5/1/12	60,000	58,879
				1,401,700
Residential Mortgage Pass-Through Ctfs.--2.1%				
American General Mortgage Loan				
Trust, Ser. 2006-1, Cl. A1	5.75	12/25/35	12,822 b,c	12,790

Impac Secured Assets CMN Owner Trust, Ser. 2006-1, Cl. 2A1	2.81	5/25/36	60,813 b	54,604
Nomura Asset Acceptance, Ser. 2005-AP2, Cl. A5	4.98	5/25/35	189,046 b	147,382
Nomura Asset Acceptance, Ser. 2005-WF1, Cl. 2A5	5.16	3/25/35	103,656 b	82,950
WaMu Mortgage Pass Through Certificates, Ser. 2004-AR7, Cl. A6	3.94	7/25/34	150,000 b	147,342
WaMu Mortgage Pass Through Certificates, Ser. 2004-AR9, Cl. A7	4.13	8/25/34	195,000 b	190,364
				635,432
Retail--1.5%				
CVS Caremark, Sr. Unscd. Notes	2.98	6/1/10	60,000 b	58,760
CVS Caremark, Sr. Unscd. Notes	5.75	6/1/17	60,000	58,757
Delhaize Group, Sr. Unscd. Notes	6.50	6/15/17	75,000	74,967
Lowe's Companies, Sr. Unscd. Notes	5.60	9/15/12	20,000	20,716
Lowe's Companies, Sr. Unscd. Notes	6.10	9/15/17	60,000	61,017
Macys Retail Holdings, Gtd. Notes	5.35	3/15/12	20,000	18,586
Macys Retail Holdings, Gtd. Notes	5.90	12/1/16	25,000	21,706
Walgreen, Sr. Unscd. Notes	4.88	8/1/13	60,000	59,944
Wal-Mart Stores, Sr. Unscd. Notes	6.50	8/15/37	75,000	75,635
				450,088
State/Territory Gen Oblg--2.1%				
Erie Tobacco Asset Securitization/NY, Tobacco Settlement Asset-Backed Bonds	6.00	6/1/28	60,000	53,029
Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds	7.31	6/1/34	270,000	241,404
Tobacco Settlement Authority of Iowa, Tobacco Settlement Asset-Backed Bonds	6.50	6/1/23	245,000	225,483
Tobacco Settlement Finance Authority of West Virginia, Tobacco Settlement Asset-Backed Bonds	7.47	6/1/47	140,000	125,063
				644,979
Telecommunications--4.3%				
AT&T, Sr. Unscd. Bonds	5.50	2/1/18	140,000	136,907
Deutsche Telekom International Finance, Gtd. Bonds	2.98	3/23/09	235,000 b	233,718
France Telecom, Sr. Unsub. Notes	7.75	3/1/11	90,000 b	95,904
Koninklijke, Sr. Unsub. Notes	8.00	10/1/10	20,000	21,182
Koninklijke, Sr. Unsub. Bonds	8.38	10/1/30	10,000	11,435
New Cingular Wireless Services, Sr. Unscd. Notes	7.88	3/1/11	170,000	181,237
Qwest, Sr. Unscd. Notes	7.50	10/1/14	117,000	107,932
Sprint Capital, Gtd. Notes	8.38	3/15/12	135,000	132,739
Telecom Italia Capital, Gtd. Notes	5.25	11/15/13	80,000	75,591
Telefonica Emisiones, Gtd. Notes	5.98	6/20/11	185,000	187,347
Verizon Communications, Sr. Unscd. Notes	6.10	4/15/18	45,000	44,976
Verizon Communications, Bonds	6.90	4/15/38	60,000	59,684
				1,288,652
Transportation--.7%				
Canadian National Railway, Sr. Unscd. Notes	5.55	5/15/18	85,000	83,076
Norfolk Southern,				

Sr. Unscd. Notes	5.75	4/1/18	70,000	68,517
Union Pacific,				
Sr. Unscd. Notes	6.65	1/15/11	60,000	61,863
				213,456
U.S. Government Agencies/Mortgage-Backed--59.8%				
Federal Home Loan Mortgage Corp.:				
5.50%			1,715,000 f	1,695,930
4.00%, 10/1/09			52,049	51,982
4.50%, 10/1/09			77,309	77,828
5.40%, 3/2/12			91,000	91,213
5.50%, 9/1/37			140,894	137,898
6.50%, 3/1/11 - 9/1/29			29,295	30,367
7.00%, 3/1/12			9,305	9,718
7.50%, 12/1/25 - 1/1/31			34,867	37,691
8.00%, 10/1/19 - 10/1/30			17,647	19,031
8.50%, 7/1/30			1,277	1,413
9.00%, 8/1/30			2,954	3,283
Federal National Mortgage Association:				
5.00%			1,615,000 f	1,533,493
5.50%			2,125,000 f	2,079,512
6.00%			1,380,000 f	1,382,372
6.50%			2,335,000 f	2,390,092
4.00%, 5/1/10			131,156	130,689
4.50%, 6/1/10			61,616	62,277
5.00%, 7/1/11 - 4/1/23			894,973	883,905
5.50%, 1/1/34 - 4/1/38			2,123,620	2,083,516
6.00%, 12/1/22 - 4/1/38			1,747,026	1,770,662
7.00%, 7/1/15 - 6/1/29			25,355	26,722
7.50%, 3/1/12 - 3/1/31			29,998	31,667
8.00%, 5/1/13 - 3/1/31			16,919	18,050
Grantor Trust,				
Ser. 2001-T11, Cl. B,				
5.50%, 9/25/11			210,000	216,707
Government National Mortgage Association I:				
6.00%, 1/15/29			41,566	42,257
6.50%, 4/15/28 - 6/15/29			51,098	52,989
7.00%, 8/15/25 - 9/15/31			41,253	44,117
7.50%, 12/15/26 - 11/15/30			6,880	7,396
8.00%, 1/15/30 - 10/15/30			18,003	19,694
8.50%, 4/15/25			6,693	7,387
9.00%, 10/15/27			10,912	12,006
9.50%, 2/15/25			5,074	5,678
Ser. 2004-43, Cl. A, 2.82%,				
12/16/19			212,545	209,465
Ser. 2004-23, Cl. B, 2.95%,				
3/16/19			182,576	180,405
Ser. 2004-57, Cl. A, 3.02%,				
1/16/19			128,002	126,671
Ser. 2004-97, Cl. AB,				
3.08%, 4/16/22			202,864	200,395
Ser. 2004-9, Cl. A, 3.36%,				
8/16/22			245,234	243,527
Ser. 2004-25, Cl. AC,				
3.38%, 1/16/23			188,908	187,594
Ser. 2004-77, Cl. A, 3.40%,				
3/16/20			91,804	91,316
Ser. 2004-67, Cl. A, 3.65%,				
9/16/17			69,109	68,876
Ser. 2006-67, Cl. A, 3.95%,				
10/6/11			329,243	326,073
Ser. 2005-50, Cl. A, 4.02%,				
10/16/26			91,929	91,521
Ser. 2005-9, Cl. A, 4.03%,				
5/16/22			83,110	82,995
Ser. 2005-12, Cl. A, 4.04%,				
5/16/21			73,973	73,776
Ser. 2005-42, Cl. A, 4.05%,				
7/16/20			108,925	108,797
Ser. 2007-52, Cl. A, 4.05%,				
10/16/25			97,068	96,699
Ser. 2006-66, Cl. A, 4.09%,				
1/16/30			190,873	189,566
Ser. 2004-51, Cl. A, 4.15%,				
2/16/18			196,275	196,241
Ser. 2006-9, Cl. A, 4.20%,				
8/16/26			270,118	269,077
Ser. 2006-3, Cl. A, 4.21%,				
1/16/28			85,671	85,338

Ser. 2005-67, Cl. A, 4.22%,		
6/16/21	19,253	19,238
Ser. 2006-51, Cl. A, 4.25%,		
10/16/30	140,230	139,331
Ser. 2005-59, Cl. A, 4.39%,		
5/16/23	54,398	54,462
		17,998,905
U.S. Government Securities--1.0%		
U.S. Treasury Bonds		
4.50%, 2/15/36	23,000 d	22,563
U.S. Treasury Notes:		
3.50%, 5/31/13	200,000 d	202,281
4.75%, 8/15/17	60,000 d	63,689
		288,533
Total Bonds and Notes		
(cost $39,124,475)		**37,920,567**

	Face Amount Covered by	
Options--.0%	Contracts ($)	Value ($)
Call Options		
3-Month Floor USD Libor-BBA		
Interest Rate, January		
2009@ 2.50		
(cost $5,440)	1,900,000	**55**

	Principal Amount ($)	Value ($)
Short-Term Investments--2.4%		
U.S. Government Agencies--2.1%		
Federal National Mortgage		
Association, 2.16%, 8/14/08	625,000	**624,513**
U.S. Treasury Bills--.3%		
1.85%, 9/18/08	105,000 g	**104,772**
Total Short-Term Investments		
(cost $729,253)		**729,285**

	Shares	Value ($)
Other Investment--1.4%		
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $410,000)	410,000 h	**410,000**
Investment of Cash Collateral for Securities Loaned--.9%		
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $279,019)	279,019 h	**279,019**
Total Investments (cost $40,548,187)	**130.8%**	**39,338,926**
Liabilities, Less Cash and Receivables	**(30.8%)**	**(9,270,949)**
Net Assets	**100.0%**	**30,067,977**

FSA--Financial Security Assurance
GO--General Obligation

LIBOR-BBA--London Interbank Offered Rate British Bankers' Association
MBIA--Municipal Bond Investors Assurance Insurance Corporation
PSF-GTD--Permanent School Fund Guaranteed

a   The value of this security has been determined in good faith under the direction of the Board of Directors.

b   Variable rate security--interest rate subject to periodic change.

c   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in
    transactions exempt from registration, normally to qualified institutional buyers. At July 31, 2008, these
    securities amounted to $3,063,868 or 10.2% of net assets.

d   All or a portion of these securities are on loan. At July 31, 2008, the total market value of the fund's securities
    on loan is $272,104 and the total market value of the collateral held by the fund is $279,019.

e   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are
    collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on
    the municipal issue and to retire the bonds in full at the earliest refunding date.

f   Purchased on a forward commitment basis.

g   All or partially held by a broker as collateral for open financial futures positions.

h   Investment in affiliated money market mutual fund.

At July 31, 2008, the aggregate cost of investment securities for income tax purposes was $39,888,260.

Net unrealized depreciation on investments was $1,200,948 which $139,893 related to appreciated investment securities

and $1,340,841 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual

and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES

July 31, 2008 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation/ (Depreciation) at 7/31/2008 ($)
Financial Futures Long				
Long Gilt	6	1,276,829	September 2008	15,695
U.S. Treasury 10 year Notes	13	1,492,766	September 2008	9,755
U.S. Treasury 30 year Bonds	15	1,732,500	September 2008	(7,020)
Financial Futures Short				
U.S. Treasury 2 year Notes	13	(2,756,000)	September 2008	(11,837)
U.S. Treasury 5 year Notes	31	(3,451,414)	September 2008	(6,205)
				388

STATEMENT OF INVESTMENTS
Dreyfus Premier Midcap Stock Fund
July 31, 2008 (Unaudited)

Common Stocks--99.1%	Shares	Value ($)
Commercial & Consumer Services--4.5%		
Avnet	13,400 a	365,284
Dun & Bradstreet	12,100	1,169,344
Ingram Micro, Cl. A	15,300 a	281,979
Manpower	11,100	532,800
MPS Group	28,000 a	322,560
Patterson Cos.	10,000 a	312,300
Tech Data	20,100 a	700,887
		3,685,154
Communications--.8%		
Telephone & Data Systems	16,200	**686,880**
Consumer Durables--1.9%		
Activision Blizzard	20,300 a	730,394
Callaway Golf	36,000 b	456,480
Hasbro	10,150	393,008
		1,579,882
Consumer Non-Durables--6.3%		
American Greetings, Cl. A	48,400	717,288
Blyth	18,100 b	263,355
Central European Distribution	12,200 a,b	890,112
Church & Dwight	16,200	888,894
Hanesbrands	13,800 a,b	295,872
Hormel Foods	7,650	276,700
PepsiAmericas	13,400	317,178
Universal	13,800	712,356
Warnaco Group	19,600 a	822,220
		5,183,975
Consumer Services--2.6%		
Brinker International	35,375	650,546
DeVry	11,400	647,634
ITT Educational Services	5,600 a,b	496,048
Priceline.com	1,350 a,b	155,183
Service Corporation International	19,600	187,572
		2,136,983
Electronic Technology--7.1%		
ADC Telecommunications	17,500 a,b	165,550
CommScope	15,600 a	695,604
Harris	15,900	765,585
Intersil, Cl. A	28,150 b	679,260
Jabil Circuit	15,800	256,908
L-3 Communications Holdings	5,400	532,926
Rockwell Automation	5,500	244,805
Semtech	46,900 a,b	683,333
Synopsys	16,000 a	384,320
Western Digital	36,200 a	1,042,198
Zebra Technologies, Cl. A	12,900 a	397,449
		5,847,938
Energy Minerals--5.7%		
Cimarex Energy	26,100	1,360,071
Denbury Resources	52,900 a	1,488,606
Noble Energy	14,550	1,074,809
Southwestern Energy	22,100 a	802,451
		4,725,937

Finance--16.1%

AMB Property	12,800	626,688
American Financial Group	33,150	960,355
Cincinnati Financial	16,100	448,224
FirstMerit	26,800	527,424
GATX	12,150 b	552,460
HCC Insurance Holdings	43,700	989,805
Hospitality Properties Trust	41,650 b	887,145
Host Hotels & Resorts	21,500 b	281,865
Jones Lang LaSalle	14,300 b	681,252
Macerich	6,100	337,513
MasterCard, Cl. A	850 b	207,528
Nasdaq OMX Group	14,500 a	402,665
Philadelphia Consolidated Holding	10,200 a	596,190
Potlatch	7,100 b	330,647
ProLogis	12,050	589,004
Raymond James Financial	26,300 b	760,070
Reinsurance Group of America	5,600	278,320
StanCorp Financial Group	16,000	790,240
SVB Financial Group	15,400 a,b	886,886
Synovus Financial	31,200 b	296,712
TCF Financial	62,800 b	800,700
Transatlantic Holdings	2,800	162,232
W.R. Berkley	13,700	323,594
Weingarten Realty Investors	18,100 b	551,869
		13,269,388

Health Care Technology--8.8%

BioMarin Pharmaceutical	12,300 a,b	400,365
Dentsply International	30,500	1,227,625
Edwards Lifesciences	7,800 a,b	488,904
Endo Pharmaceuticals Holdings	7,450 a	172,467
Express Scripts	5,700 a	402,078
Intuitive Surgical	1,450 a	451,371
Invitrogen	38,600 a,b	1,711,910
Medicis Pharmaceutical, Cl. A	13,950 b	256,122
Par Pharmaceutical Cos.	16,800 a,b	290,640
Perrigo	17,600 b	620,048
STERIS	12,900	440,793
Techne	4,800 a	381,696
Warner Chilcott, Cl. A	26,100 a	441,351
		7,285,370

Industrial Services--7.4%

Allied Waste Industries	41,650 a	503,965
Cameron International	12,200 a,b	582,672
Dycom Industries	22,200 a	352,314
Fluor	8,400	683,340
FMC Technologies	17,500 a	1,081,150
Jacobs Engineering Group	11,100 a	858,474
KBR	29,700	846,450
National Oilwell Varco	9,600 a	754,848
Patterson-UTI Energy	7,550	214,571
Superior Energy Services	4,200 a	199,206
		6,076,990

Non-Energy Minerals--3.0%

AK Steel Holding	20,400	1,295,400
Carpenter Technology	13,700	530,190
Worthington Industries	36,500 b	647,510
		2,473,100

Process Industries--7.9%

Bunge	4,200	415,464
CF Industries Holdings	4,400	719,224
Crown Holdings	24,600 a	689,538
Lubrizol	6,500	323,700
Minerals Technologies	22,300 b	1,438,573
Mosaic	2,500	318,025
Olin	13,600 b	404,464
Owens-Illinois	17,800 a	751,872
Terra Industries	27,200	1,468,800
		6,529,660
Producer Manufacturing--7.8%		
AGCO	14,050 a	840,892
Gardner Denver	17,100 a	779,760
Gentex	28,400	439,064
Herman Miller	3,250 b	84,955
Hubbell, Cl. B	18,400	775,744
Kennametal	7,300	217,248
Manitowoc	18,300	482,388
Mettler-Toledo International	4,500 a	483,795
Nordson	4,100	289,706
Oshkosh	18,100 b	326,524
SPX	11,150	1,413,597
Toro	8,800 b	286,440
		6,420,113
Retail Trade--6.3%		
Aeropostale	27,475 a,b	886,069
BJ's Wholesale Club	6,700 a,b	251,451
Dollar Tree	26,500 a	993,750
Family Dollar Stores	22,150	516,095
GameStop, Cl. A	19,200 a,b	777,792
Tiffany & Co.	6,900 b	260,751
Urban Outfitters	45,500 a	1,501,955
		5,187,863
Technology Services--4.0%		
Apria Healthcare Group	19,800 a	380,358
Computer Sciences	14,000 a	663,180
Lincare Holdings	25,000 a	805,500
Parametric Technology	19,750 a	382,558
Sohu.com	3,300 a,b	249,084
Sybase	25,500 a	857,055
		3,337,735
Transportation--1.2%		
Frontline	14,900 b	**956,133**
Utilities--7.7%		
Alliant Energy	22,550	726,786
CenterPoint Energy	48,300	761,691
Hawaiian Electric Industries	29,500 b	729,830
Integrys Energy	4,000	204,240
Pepco Holdings	21,550	537,457
Sierra Pacific Resources	124,700	1,414,098
Southern Union	30,600	799,272
UGI	10,300	278,718
WGL Holdings	25,700 b	887,421
		6,339,513
Total Common Stocks		
(cost $82,125,736)		**81,722,614**

Other Investment--1.1%

Registered Investment Company;

Dreyfus Institutional Preferred

    Plus Money Market Fund

    (cost $894,000)   894,000 [c]   **894,000**

Investment of Cash Collateral for
Securities Loaned--22.0%

Registered Investment Company;

Dreyfus Institutional Cash

    Advantage Fund

    (cost $18,128,822)   18,128,822 [c]   **18,128,822**

Total Investments (cost $101,148,558)	**122.2%**	**100,745,436**
Liabilities, Less Cash and Receivables	**(22.2%)**	**(18,314,718)**
Net Assets	**100.0%**	**82,430,718**

a   Non-income producing security.

b   All or a portion of these securities are on loan. At July 31, 2008, the total market value of the fund's securities on loan is $17,329,271 and the total market value of the collateral held by the fund is $18,128,822.

c   Investment in affiliated money market mutual fund.

At July 31, 2008, the aggregate cost of investment securities for income tax purposes was $101,148,558.
Net unrealized depreciation on investments was $403,122 of which $8,322,630 related to appreciated investment securities and $8,725,752 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Premier Small Cap Value Fund
July 31, 2008 (Unaudited)

Common Stocks--99.4%	Shares	Value ($)
Banks--6.6%		
Community Bank System	60,550 a	1,428,980
Cullen/Frost Bankers	10,800 a	569,592
CVB Financial	218,830 a	2,477,156
F.N.B.	68,300 a	773,839
First Commonwealth Financial	153,200 a	1,746,480
Glacier Bancorp	37,200 a	806,124
Hancock Holding	18,600 a	834,954
National Penn Bancshares	97,900 a	1,314,797
Oriental Financial Group	74,550	1,294,933
Sterling Bancorp	51,250 a	719,550
Sterling Bancshares	271,300 a	2,637,036
SVB Financial Group	13,900 a,b	800,501
UMB Financial	40,400 a	2,224,828
Umpqua Holdings	29,450 a	399,931
Wilmington Trust	18,600 a	438,402
		18,467,103
Consumer Discretionary--13.5%		
Aaron Rents	68,300 a	1,876,201
Aeropostale	34,050 b	1,098,112
AnnTaylor Stores	45,100 b	1,017,005
ATC Technology Corporation	90,100 b	2,263,312
Barnes & Noble	26,350 a	623,441
Cato, Cl. A	66,800	1,195,052
CEC Entertainment	24,850 a,b	866,271
Charlotte Russe Holding	32,600 b	422,496
Choice Hotels International	38,750 a	962,937
Cox Radio, Cl. A	83,850 a,b	829,276
Deckers Outdoor	12,350 b	1,395,673
Genesco	55,950 a,b	1,644,930
Gymboree	24,850 b	929,390
Helen of Troy	45,100 b	927,256
International Speedway, Cl. A	35,879	1,319,988
Jack in the Box	24,850 a,b	536,263
JAKKS Pacific	45,100 a,b	991,298
Lear	26,100 a,b	376,101
Live Nation	46,550 a,b	587,461
Martha Stewart Living Omnimedia, Cl. A	108,750 a,b	792,788
Marvel Entertainment	62,100 a,b	2,154,870
Movado Group	41,900	900,850
Papa John's International	29,450 b	833,140
Perry Ellis International	26,350 b	573,112
Phillips-Van Heusen	29,450	1,042,530
Polaris Industries	17,500 a	749,000
Quiksilver	111,900 b	858,273
RCN	68,300 a,b	831,211
Rent-A-Center	119,650 a,b	2,536,580
Scholastic	21,650 a	558,354
Skechers USA, Cl. A	31,050 a,b	586,845
Sotheby's	51,250 a	1,421,675
Spartan Motors	86,950 a	471,269
Speedway Motorsports	24,850	479,854
Stage Stores	65,000	963,300
Steven Madden	51,250 a,b	1,152,612
Wolverine World Wide	40,400 a	1,079,892
		37,848,618
Consumer Staples--3.5%		
Andersons	49,700 a	2,258,865
Chiquita Brands International	71,500 a,b	1,097,525
Corn Products International	5,163	240,131
Elizabeth Arden	66,800 b	1,090,844
Hansen Natural	31,600 a,b	722,376
Nu Skin Enterprises, Cl. A	118,100	1,908,496
The Pantry	162,700 a,b	2,601,573
		9,919,810
Energy--4.8%		
Callon Petroleum	77,650 a,b	1,785,173
Dawson Geophysical	15,500 a,b	1,017,265
Grey Wolf	146,050 a,b	1,247,267

Gulf Island Fabrication	17,150 a	760,602
Holly	43,450 a	1,241,801
Parker Drilling	108,750 a,b	877,612
Stone Energy	40,400 b	2,061,208
Swift Energy	71,500 a,b	3,633,630
Union Drilling	38,750 a,b	746,325
		13,370,883
Financial--22.9%		
American Equity Investment Life		
Holding	93,200 a	814,568
American Physicians Capital	15,500 a	771,590
Amerisafe	52,750 b	958,467
AmTrust Financial Services	69,950 a	1,019,171
Argo Group International Holdings	27,131 b	923,539
Ashford Hospitality Trust	167,750 a	665,967
Aspen Insurance Holdings	71,500	1,815,385
BioMed Realty Trust	71,500 a	1,844,700
Calamos Asset Management, Cl. A	46,550	952,413
Cash America International	37,200	1,568,352
Cedar Shopping Centers	114,950 a	1,466,762
Cohen & Steers	52,750 a	1,319,805
Corporate Office Properties Trust	27,900 a	1,084,752
Dime Community Bancshares	80,800	1,351,784
Entertainment Properties Trust	48,050 a	2,577,402
Extra Space Storage	132,000	1,870,440
EZCORP, Cl. A	63,600 b	1,143,528
FCStone Group	23,200 a,b	446,832
First Industrial Realty Trust	41,900 a	1,038,701
First Niagara Financial Group	132,050 a	1,847,379
FPIC Insurance Group	15,500 b	774,225
Greenhill & Co.	15,500 a	952,165
Interactive Brokers Group, Cl. A	40,400 b	1,133,624
Knight Capital Group, Cl. A	150,750 a,b	2,470,792
Lexington Realty Trust	108,200	1,558,080
Medical Properties Trust	121,200 a	1,344,108
National Retail Properties	82,350 a	1,740,879
Navigators Group	22,250 a,b	1,058,210
Old National Bancorp	105,650 a	1,603,767
Omega Healthcare Investors	72,900 a	1,258,983
optionsXpress Holdings	55,950 a	1,388,119
Pennsylvania Real Estate		
Investment Trust	59,000 a	1,086,780
Phoenix Cos.	77,650 a	755,534
Platinum Underwriters Holdings	34,350	1,240,035
ProAssurance	38,750 a,b	1,896,425
Provident Financial Services	91,650 a	1,337,173
Provident New York Bancorp	55,950	687,066
Realty Income	52,750 a	1,328,772
S&T Bancorp	32,600	1,093,404
Safety Insurance Group	48,050 a	2,040,683
Selective Insurance Group	65,250	1,409,400
Senior Housing Properties Trust	82,350 a	1,733,467
Sunstone Hotel Investors	113,350 a	1,466,749
Susquehanna Bancshares	90,100 a	1,290,232
SWS Group	63,600 a	1,203,312
Waddell & Reed Financial, Cl. A	43,450	1,451,230
Westamerica Bancorporation	21,650 a	1,125,800
World Acceptance	28,400 b	930,384
Zenith National Insurance	40,400 a	1,390,164
		64,231,099
Health Care--4.4%		
AMERIGROUP	32,600 b	828,040
Analogic	10,800	790,344
Centene	62,100 b	1,385,451
CONMED	21,650 a,b	657,943
HealthSpring	55,950 b	1,088,227
ICU Medical	45,100 a,b	1,282,193
Invacare	55,950	1,316,503
MedCath	51,250 b	956,837
Sciele Pharma	97,900 a	1,825,835
STERIS	22,150 a	756,866
ViroPharma	104,100 a,b	1,281,471
		12,169,710
Industrial--16.0%		
Acuity Brands	26,350 a	1,076,661
American Reprographics	48,050 a,b	769,281

Apogee Enterprises	51,250	885,600
Applied Industrial Technologies	57,450 a	1,535,064
Arkansas Best	40,400 a	1,500,456
AZZ	19,400 a,b	887,938
Ceradyne	55,700 b	2,581,695
Columbus McKinnon	66,800 a,b	1,717,428
Comfort Systems USA	136,750	1,813,305
Deluxe	63,600 a	909,480
Ducommun	31,050	851,081
EMCOR Group	110,350 a,b	3,323,742
Encore Wire	88,450 a	1,612,444
Ennis	45,100	696,795
EnPro Industries	44,050 a,b	1,586,241
First Advantage, Cl. A	31,050 b	470,718
GrafTech International	73,900 a,b	1,732,955
Granite Construction	26,400	835,032
HEICO	37,000 a	1,288,340
Heidrick & Struggles International	31,050 a	880,578
IKON Office Solutions	163,150	2,333,045
Insteel Industries	45,100	796,917
Layne Christensen	24,850 a,b	1,134,900
MPS Group	146,050 a,b	1,682,496
Mueller Industries	40,400 a	1,037,068
NCI Building Systems	46,550 b	1,743,763
Pacer International	63,600	1,509,864
Perini	21,650 a,b	592,344
Regal-Beloit	41,900 a	1,749,325
Robbins & Myers	48,050 a	2,439,499
Spherion	135,200 b	661,128
United Rentals	40,200 b	650,436
Watson Wyatt Worldwide, Cl. A	26,350 a	1,526,719
		44,812,338
Information Technology--14.1%		
ADC Telecommunications	68,600 b	648,956
Advanced Energy Industries	102,500 a,b	1,416,550
Amkor Technology	133,600 b	1,170,336
Arris Group	163,150 a,b	1,561,346
Avid Technology	29,450 a,b	651,140
Avocent	66,800 a,b	1,588,504
Brooks Automation	136,000 b	1,062,160
Cabot Microelectronics	31,050 a,b	1,212,192
Checkpoint Systems	46,550 a,b	980,809
CTS	62,100 a	798,606
Cymer	40,400 a,b	1,070,196
EMS Technologies	41,900 b	867,749
Emulex	74,550 a,b	840,179
Entegris	167,750 b	1,061,858
Heartland Payment Systems	50,700 a	1,166,607
Interwoven	51,250 a,b	721,600
Intevac	46,550 b	495,758
Ixia	114,950 a,b	1,006,962
Methode Electronics	72,900	815,751
Micrel	83,850 a	798,252
MicroStrategy, Cl. A	13,900 a,b	840,116
MKS Instruments	72,900 a,b	1,501,740
MTS Systems	29,450 a	1,233,661
NETGEAR	67,100 b	1,016,565
Oplink Communications	59,000 a,b	641,330
OSI Systems	41,900 b	882,833
Park Electrochemical	44,700 a	1,132,698
Perficient	83,850 a,b	844,370
Perot Systems, Cl. A	55,950 a,b	935,484
Plantronics	54,300 a	1,322,205
QLogic	71,500 b	1,347,060
Rofin-Sinar Technologies	17,050 a,b	577,313
Sigma Designs	64,000 a,b	1,122,560
SonicWALL	136,750 a,b	798,620
Technitrol	59,000	827,180
TIBCO Software	244,050 b	2,003,651
United Online	116,098	1,260,824
Vignette	63,600 b	716,136
Zoran	57,450 a,b	475,112
		39,414,969
Materials--7.5%		
Buckeye Technologies	59,000 a,b	575,250
Carpenter Technology	26,350	1,019,745

Greif, Cl. A	52,750	3,209,310
H.B. Fuller	114,950 a	2,873,750
Koppers Holdings	43,000 a	1,858,030
NewMarket	15,500 a	957,280
Olin	55,950 a	1,663,953
Olympic Steel	26,350 a	1,339,898
OM Group	43,450 a,b	1,459,920
Pactiv	52,750 b	1,271,803
Rock-Tenn, Cl. A	29,800	1,059,390
Schnitzer Steel Industries, Cl. A	15,500 a	1,398,720
Schulman (A.)	41,900	973,337
Stillwater Mining	43,450 a,b	412,775
Universal Stainless & Alloy		
Products	20,150 b	768,924
		20,842,085
Telecommunication Services--.4%		
Cincinnati Bell	256,450 a,b	**1,000,155**
Utilities--5.7%		
Atmos Energy	45,100 a	1,193,797
Avista	41,900 a	947,778
Cleco	52,750 a	1,325,608
El Paso Electric	40,400 a,b	834,664
Great Plains Energy	46,250 a	1,168,275
Laclede Group	29,450 a	1,248,975
New Jersey Resources	48,950 a	1,668,706
Nicor	54,300 a	2,162,226
Northwest Natural Gas	26,350 a	1,192,338
Southwest Gas	57,450 a	1,660,305
WGL Holdings	74,550 a	2,574,212
		15,976,884
Total Common Stocks		
(cost $287,583,096)		**278,053,654**
Investment of Cash Collateral for		
Securities Loaned--36.6%		
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $102,269,395)	102,269,395 c	**102,269,395**
Total Investments (cost $389,852,491)	**136.0%**	**380,323,049**
Liabilities, Less Cash and Receivables	**(36.0%)**	**(100,769,158)**
Net Assets	**100.0%**	**279,553,891**

a   All or a portion of these securities are on loan. At July 31, 2008, the total market value of the fund's securities on loan is
$96,189,541 and the total market value of the collateral held by the fund is $102,269,395.

b   Non-income producing security.

c   Investment in affiliated money market mutual fund.

At Julyl 31, 2008, the aggregate cost of investment securities for income tax purposes was $389,852,491.
Net unrealized depreciation on investments was $9,529,442 of which $23,145,182 related to appreciated investment securities
and $32,674,624 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-
annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Premier Strategic Income Fund
July 31, 2008 (Unaudited)

Bonds and Notes--101.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Advertising--.2%				
Lamar Media,				
Gtd. Notes, Ser. B	6.63	8/15/15	60,000	**54,300**
Aerospace & Defense--.5%				
L-3 Communications,				
Gtd. Notes, Ser. B	6.38	10/15/15	115,000	**108,675**
Agricultural--.5%				
Philip Morris International,				
Sr. Unscd Notes	5.65	5/16/18	115,000	**111,588**
Asset-Backed Ctfs./Auto Receivables--6.2%				
AmeriCredit Automobile Receivables				
Trust, Ser. 2006-BG, Cl. A3	5.21	10/6/11	100,380	98,804
Americredit Prime Automobile				
Receivables Trust,				
Ser. 2007-1, Cl. E	6.96	3/8/16	320,000 a	272,000
Capital One Auto Finance Trust,				
Ser. 2006-C, Cl. A3A	5.07	7/15/11	67,969	66,852
Capital One Auto Finance Trust,				
Ser. 2007-C, Cl. A2A	5.29	5/17/10	14,794	14,723
Capital One Auto Finance Trust,				
Ser. 2006-A, Cl. A3	5.33	11/15/10	14,871	14,822
Ford Credit Auto Owner Trust,				
Ser. 2006-C, Cl. D	6.89	5/15/13	625,000 a	544,261
Ford Credit Auto Owner Trust,				
Ser. 2007-A, Cl. D	7.05	12/15/13	250,000 a	209,637
Ford Credit Auto Owner Trust,				
Ser. 2006-B, Cl. D	7.12	2/15/13	250,000 a	217,987
				1,439,086
Asset-Backed Ctfs./Credit Cards--.4%				
American Express Credit Account				
Master Trust, Ser. 2007-1,				
Cl. C	2.73	9/15/14	100,000 a,b	**88,887**
Asset-Backed Ctfs./Home Equity Loans--1.2%				
Aames Mortgage Investment Trust,				
Ser. 2005-4, Cl. B1	5.21	10/25/35	225,000 b	9,462
Accredited Mortgage Loan Trust,				
Ser. 2006-1, Cl. A3	2.64	4/25/36	105,000 b	90,146
Countrywide Asset-Backed				
Certificates, Ser. 2006-13,				
Cl. MV5	2.88	1/25/37	160,000 b	16,316
Countrywide Asset-Backed				
Certificates, Ser. 2004-3,				
Cl. M3	3.33	5/25/34	18,938 b	11,834
Countrywide Asset-Backed				
Certificates, Ser. 2007-4,				
Cl. M8	7.20	9/25/37	250,000	13,817
Morgan Stanley Mortgage Loan				
Trust, Ser. 2006-15XS, Cl. A6B	5.83	11/25/36	70,000 b	56,018
Renaissance Home Equity Loan				
Trust, Ser. 2005-2, Cl. M9	6.64	8/25/35	40,000 b	9,448
Residential Asset Securities,				
Ser. 2005-EMX4, Cl. A2	2.72	11/25/35	77,968 b	73,714
				280,755

Automotive, Trucks & Parts--.1%

Goodyear Tire & Rubber,				
Gtd. Notes	6.68	12/1/09	35,000 b	**34,825**

Banks--13.4%

BAC Capital Trust XIV,				
Bank Gtd. Notes	5.63	12/31/49	240,000 b	170,018
Bank of America,				
Jr. Sub. Notes	8.00	12/29/49	105,000 b	97,018
Barclays Bank,				
Sub. Debs.	5.93	9/29/49	100,000 a,b	79,165
Capital One Financial,				
Sr. Unsub. Notes	2.98	9/10/09	225,000 b	211,124
Chevy Chase Bank,				
Sub. Notes	6.88	12/1/13	80,000	68,800
Colonial Bank,				
Sub. Notes	8.00	3/15/09	200,000	201,255
European Investment Bank,				
Sr. Unscd. Notes	NZD	7.00	1/18/12	830,000 c	609,848
Islandsbanki,				
Notes	2.95	10/15/08	100,000 a,b	99,618
J.P. Morgan & Co.,				
Sub. Notes	6.25	1/15/09	90,000	90,709
KFW,				
Gov't Gtd. Notes	TRY	17.75	4/24/09	725,000 c	620,002
Royal Bank of Scotland Group,				
Jr. Sub. Bonds	6.99	10/29/49	135,000 a,b	112,703
Sovereign Bancorp,				
Sr. Unscd. Notes	3.03	3/23/10	160,000 b	134,873
Sumitomo Mitsui Banking,				
Sub. Notes	5.63	7/29/49	135,000 a,b	121,425
SunTrust Preferred Capital I,				
Bank Gtd. Notes	5.85	12/31/49	230,000 b	153,631
USB Capital IX,				
Gtd. Notes	6.19	4/15/49	450,000 b	315,177
Wachovia,				
Notes	5.50	5/1/13	30,000	27,727
				3,113,093

Building & Construction--.8%

D.R. Horton,				
Gtd. Notes	6.00	4/15/11	80,000	72,000
Home Depot,				
Sr. Unscd. Notes	5.25	12/16/13	30,000	28,664
Home Depot,				
Sr. Unscd. Notes	5.88	12/16/36	65,000	51,549
Masco,				
Sr. Unscd. Notes	3.09	3/12/10	45,000 b	41,536
				193,749

Commercial & Professional Services--1.7%

Aramark,				
Gtd. Notes	8.50	2/1/15	55,000	55,069
Ceridian,				
Sr. Unscd. Notes	11.25	11/15/15	20,000 a	18,250
Donnelley (R.R.) and Sons,				
Sr. Unscd. Notes	5.63	1/15/12	150,000	146,854
Donnelley (R.R.) and Sons,				
Sr. Unscd. Notes	6.13	1/15/17	110,000	101,270
ERAC USA Finance,				
Gtd. Notes	6.38	10/15/17	60,000 a	50,744
ERAC USA Finance,				

Gtd. Notes		7.00	10/15/37	30,000 a	22,885
					395,072

Commercial Mortgage Pass-Through Ctfs.--4.8%

Bayview Commercial Asset Trust,					
Ser. 2004-1, Cl. A		2.82	4/25/34	38,618 a,b	34,973
Bayview Commercial Asset Trust,					
Ser. 2006-3A, Cl. B3		5.06	10/25/36	393,136 a,b	188,705
Crown Castle Towers,					
Ser. 2006-1A, Cl. AFX		5.24	11/15/36	125,000 a	121,844
CS First Boston Mortgage					
Securities, Ser. 2005-C5,					
Cl. A4		5.10	8/15/38	125,000 b	117,744
CS First Boston Mortgage					
Securities, Ser. 2001-CKN5,					
Cl. A4		5.44	9/15/34	82,951	82,885
Goldman Sachs Mortgage Securities					
Corporation II, Ser. 2007-EOP,					
Cl. K		3.51	3/6/20	100,000 a,b	88,535
GMAC Commercial Mortgage Securities,					
Ser. 2003-C3, Cl. A3 4.65%,					
4/10/40				55,000	54,048
Goldman Sachs Mortgage Securities					
Corporation II, Ser. 2007-EOP,					
Cl. L		3.76	3/6/20	335,000 a,b,h	303,175
SBA CMBS Trust,					
Ser. 2006-1A, Cl. D		5.85	11/15/36	65,000 a	57,690
Wachovia Bank Commercial Mortgage					
Trust, Ser. 2003-C5, Cl. A2		3.99	6/15/35	90,000	83,431
					1,133,030

Diversified Financial Services--18.4%

Ace INA Holdings,					
Gtd. Notes		5.80	3/15/18	30,000	28,818
Ameriprise Financial,					
Jr. Sub. Notes		7.52	6/1/66	150,000 b	129,320
Block Financial,					
Gtd. Notes		7.88	1/15/13	100,000	107,079
Capmark Financial Group,					
Gtd. Notes		5.88	5/10/12	355,000	226,408
Citigroup,					
Sr. Unscd. Notes		5.50	4/11/13	295,000	288,453
Countrywide Home Loans,					
Gtd. Notes		4.13	9/15/09	30,000	29,166
Credit Suisse Guernsey,					
Jr. Sub. Notes		5.86	5/29/49	30,000 b	24,434
FCE Bank,					
Sr. Unscd. Notes	EUR	5.96	9/30/09	235,000 b,c	342,737
Ford Motor Credit,					
Sr. Unscd. Notes		5.80	1/12/09	230,000	223,132
Ford Motor Credit,					
Sr. Unscd. Notes		7.38	10/28/09	110,000	100,223
Goldman Sachs Capital II,					
Gtd. Bonds		5.79	12/29/49	180,000 b	119,225
Goldman Sachs Group,					
Sub. Notes		6.75	10/1/37	245,000	217,181
HUB International Holdings,					
Sr. Sub. Notes		10.25	6/15/15	170,000 a	136,850
International Lease Finance,					
Sr. Unscd. Notes		6.38	3/25/13	75,000	64,896
Jackson National Life Global,					

Notes	5.38	5/8/13	55,000 a	54,690
Janus Capital Group,				
Sr. Unscd. Notes	6.25	6/15/12	220,000	213,061
JPMorgan Chase & Co.,				
Sr. Unscd. Notes	6.40	5/15/38	55,000	50,855
Lehman Brothers Holdings,				
Sub. Notes	6.88	7/17/37	155,000	128,808
Leucadia National,				
Sr. Unscd. Notes	7.00	8/15/13	115,000	111,263
Leucadia National,				
Sr. Unscd. Notes	7.13	3/15/17	340,000	320,025
Lincoln National,				
Jr. Sub. Bonds	6.05	4/20/67	130,000 b	104,759
Merrill Lynch & Co.,				
Sr. Unscd. Notes, Ser. C	4.25	2/8/10	361,000	353,093
Merrill Lynch & Co.,				
Sr. Unscd. Notes	6.05	8/15/12	210,000	200,297
Metropolitan Life Global Funding				
I, Sr. Scd. Notes	5.13	4/10/13	100,000 a	98,704
Morgan Stanley,				
Sr. Unscd. Notes	6.60	4/1/12	140,000	140,680
Pacific Life Global Funding,				
Notes	5.15	4/15/13	55,000 a	54,624
SLM,				
Notes, Ser. A	4.50	7/26/10	325,000	299,524
UCI Holdco,				
Sr. Unscd. Notes	10.28	12/15/13	59,151 b	47,321
WEA Finance,				
Sr. Notes	7.13	4/15/18	55,000 a	53,018
Willis North America,				
Gtd. Notes	6.20	3/28/17	20,000	18,660
				4,287,304
Electric Utilities--7.2%				
Con Edison NY,				
Sr. Unscd. Debs., Ser. 08-A	5.85	4/1/18	60,000	60,496
Dominion Resources,				
Sr. Unscd. Notes	6.40	6/15/18	80,000	81,419
Edison Mission Energy,				
Sr. Unscd. Notes	7.50	6/15/13	200,000	202,000
Enel Finance International,				
Gtd. Bonds	6.25	9/15/17	350,000 a	354,673
Energy Future Holdings,				
Gtd. Notes	10.88	11/1/17	320,000 a	331,200
FirstEnergy,				
Sr. Unscd. Notes, Ser. B	6.45	11/15/11	105,000	107,319
Florida Power,				
First Mortgage Bonds	5.65	6/15/18	130,000	131,597
General Electric Capital,				
Sr. Unscd. Notes	5.63	5/1/18	155,000	151,019
National Grid,				
Sr. Unscd. Notes	6.30	8/1/16	35,000	34,663
Nevada Power,				
Sr. Scd. Notes	6.50	8/1/18	40,000	40,250
Nisource Finance,				
Gtd. Notes	6.40	3/15/18	85,000	81,403
Pacific Gas & Electric,				
Sr. Unscd. Notes	6.35	2/15/38	95,000	93,986
				1,670,025
Environmental Control--.6%				

Oakmont Asset Trust,					
Notes		4.51	12/22/08	60,000 a	60,212
Veolia Environnement,					
Sr. Unscd. Notes		5.25	6/3/13	85,000	85,010
					145,222
Food & Beverages--1.7%					
Delhaize Group,					
Sr. Unsub. Notes		6.50	6/15/17	85,000	84,963
Kraft Foods,					
Sr. Unscd. Notes		6.13	2/1/18	45,000	44,051
Kraft Foods,					
Sr. Unscd. Notes		6.88	2/1/38	60,000	58,089
Kroger,					
Gtd. Notes		6.15	1/15/20	50,000	49,573
Safeway,					
Sr. Unscd. Notes		6.35	8/15/17	50,000	51,013
Stater Brothers Holdings,					
Gtd. Notes		8.13	6/15/12	115,000	115,000
					402,689
Foreign/Governmental--6.2%					
Egypt Treasury Bills,					
Bills	EGP	0.00	9/23/08	1,800,000 c,d	334,731
Province of Ontario Canada,					
Unsub. Notes	TRY	19.25	12/12/08	960,000 c	825,761
Republic of Argentina,					
Sr. Unscd. Bonds		3.09	8/3/12	700,000 b	284,725
					1,445,217
Health Care--3.5%					
Davita,					
Gtd. Notes		6.63	3/15/13	115,000	112,700
HCA,					
Sr. Unscd. Notes		6.75	7/15/13	150,000	131,250
HCA,					
Sr. Unscd. Notes		7.88	2/1/11	29,000	28,855
HCA,					
Sr. Unscd. Notes		8.75	9/1/10	170,000	172,550
LVB Acquisition,					
Gtd. Bonds		11.63	10/15/17	55,000	58,369
Medco Health Solutions,					
Sr. Unscd. Notes		7.25	8/15/13	160,000	168,020
UnitedHealth Group,					
Sr. Unscd. Notes		5.50	11/15/12	90,000	88,465
Wellpoint,					
Sr. Unscd. Notes		5.88	6/15/17	55,000	52,653
					812,862
Lodging & Entertainment--.9%					
Isle of Capri Casinos,					
Gtd. Notes		7.00	3/1/14	115,000	80,500
MGM Mirage,					
Gtd. Notes		8.38	2/1/11	115,000	104,363
MGM Mirage,					
Gtd. Notes		8.50	9/15/10	35,000	33,863
					218,726
Manufacturing--1.2%					
Bombardier,					
Sr. Unscd. Notes		6.30	5/1/14	200,000 a	191,000
Siemens Financieringsmat,					
Gtd. Notes		5.75	10/17/16	100,000 a	99,629
					290,629

Media--3.9%				
Comcast,				
Gtd. Notes	3.09	7/14/09	225,000 b	222,402
News America,				
Gtd. Notes	6.15	3/1/37	345,000	311,100
Reed Elsevier Capital,				
Gtd. Notes	4.63	6/15/12	250,000	241,104
Time Warner,				
Gtd. Notes	2.92	11/13/09	85,000 b	83,084
Time Warner,				
Gtd. Notes	6.75	7/1/18	40,000	40,411
				898,101
Mining--.6%				
Alcoa,				
Sr. Unscd. Notes	6.00	7/15/13	30,000	30,030
Rio Tinto Finance USA,				
Gtd. Notes	5.88	7/15/13	110,000	111,391
				141,421
Municipal Obligations--.4%				
Clark County School District,				
GO, Ser. F (Insured; FSA)	5.50	6/15/17	15,000 d	16,335
Clark County School District,				
GO, Ser. F (Insured; FSA)	5.50	6/15/18	10,000 d	10,890
Clark County,				
GO (Bond Bank) (Insured; MBIA)	5.25	6/1/20	15,000 d	16,371
Cypress-Fairbanks Independent				
School District, GO, Ser. A				
(Schoolhouse) (Insured;				
PSF-GTD)	5.25	2/15/22	10,000 d	10,471
Shelby County,				
GO, Ser. A (Public Improvement				
and School Bonds) (Insured;				
MBIA)	5.00	3/1/14	10,000 d	10,588
Williamson County,				
GO, Ser. A (Insured; FSA)	6.00	8/15/14	5,000 d	5,372
Wisconsin,				
GO, Ser. G (Insured; MBIA)	5.00	5/1/15	15,000 d	16,267
				86,294
Office And Business Equipment--.7%				
IBM,				
Sr. Unscd. Notes	5.70	9/14/17	110,000	111,828
Xerox,				
Sr. Unscd. Notes	5.50	5/15/12	25,000	24,582
Xerox,				
Sr. Unscd. Notes	5.65	5/15/13	30,000	29,752
				166,162
Oil & Gas Exploration--.8%				
Anadarko Petroleum,				
Sr. Unscd. Notes	3.18	9/15/09	180,000 b	**178,504**
Packaging & Containers--2.2%				
Crown Americas,				
Gtd. Notes	7.63	11/15/13	115,000	117,300
Crown Americas,				
Gtd. Notes	7.75	11/15/15	110,000	114,125
Jefferson Smurfit,				
Sr. Unscd. Notes	8.25	10/1/12	100,000	88,250
Owens Brockway Glass Container,				
Gtd. Notes	6.75	12/1/14	200,000	197,500
				517,175

Paper & Paper Related--.8%				
Georgia-Pacific,				
Sr. Unscd. Notes	8.13	5/15/11	135,000	133,650
Newpage,				
Gtd. Notes	12.00	5/1/13	55,000	52,938
				186,588
Real Estate Investment Trusts--1.6%				
Federal Realty Investment Trust,				
Sr. Unscd. Notes	5.40	12/1/13	50,000	47,621
Host Hotels & Resorts,				
Sr. Scd. Notes	7.13	11/1/13	105,000	97,125
Liberty Property,				
Sr. Unscd. Notes	6.63	10/1/17	190,000	177,141
Prologis,				
Sr. Unscd. Notes	6.63	5/15/18	50,000	46,525
				368,412
Residential Mortgage Pass-Through Ctfs.--.2%				
New Century Alternative Mortgage				
Loan Trust, Ser. 2006-ALT2,				
Cl. AF6A	5.89	10/25/36	60,000 b	**43,469**
Retail--1.8%				
Bausch & Lomb,				
Sr. Unscd. Notes	9.88	11/1/15	165,000 a	169,538
Lowe's Companies,				
Sr. Unscd. Notes	6.10	9/15/17	75,000	76,271
Macys Retail Holdings,				
Gtd. Notes	5.35	3/15/12	80,000	74,345
Neiman Marcus Group,				
Gtd. Notes	10.38	10/15/15	55,000	54,175
Walgreen,				
Sr. Unscd. Notes	4.88	8/1/13	45,000	44,958
				419,287
Specialty Steel--.2%				
Steel Dynamics,				
Gtd. Notes	7.38	11/1/12	45,000	**44,775**
State/Territory Gen Oblg--.3%				
California				
GO (Insured; AMBAC)	3.50	10/1/27	65,000	51,366
Tobacco Settlement Financing				
Corporation of New Jersey,				
Tobacco Settlement				
Asset-Backed Bonds	4.50	6/1/23	20,000	17,895
				69,261
Telecommunications--5.5%				
Intelsat Jackson Holdings,				
Gtd. Notes	11.25	6/15/16	50,000	52,125
Intelsat,				
Sr. Unscd. Notes	7.63	4/15/12	55,000	46,613
Qwest,				
Sr. Unscd. Notes	6.03	6/15/13	210,000 b	195,825
Qwest,				
Sr. Unscd. Notes	7.50	10/1/14	225,000	207,563
Sprint Capital,				
Gtd. Notes	6.88	11/15/28	70,000	55,610
Sprint Capital,				
Gtd. Notes	7.63	1/30/11	175,000	169,844
Telecom Italia Capital,				
Gtd. Notes	5.25	11/15/13	25,000	23,622
Telefonica Emisiones,				

Gtd. Notes	3.10	6/19/09	85,000 b	84,437
Time Warner Cable,				
Gtd. Notes	5.85	5/1/17	105,000	100,249
Time Warner,				
Gtd. Notes	5.88	11/15/16	225,000	211,204
Verizon Communications,				
Sr. Unscd. Notes	6.10	4/15/18	125,000	124,932
				1,272,024
U.S. Government Agencies/Mortgage-Backed--9.1%				
Federal Home Loan Mortgage Corp.				
5.50%			1,065,000 e	1,041,204
Federal National Mortgage Association				
5.50%			535,000 e	523,548
6.50%			535,000 e	549,295
				2,114,047
U.S. Government Securities--4.1%				
U.S. Treasury Notes:				
3.50%, 5/31/13			895,000	905,209
4.88%, 4/30/11			40,000	42,222
				947,431
Total Bonds and Notes				
(cost $25,730,258)				**23,678,685**

Preferred Stocks--.5%	Shares	Value ($)
Banks--.1%		
Washington Mutual,	3,282	**24,943**
Manufacturing--.4%		
CIT Group		
Conv., Cum. $1.582292	9,300	**98,022**
Total Preferred Stocks		
(cost $255,814)		**122,965**

Options--.0%	Face Amount Covered by Contracts ($)	Value ($)
Call Options		
3-Month Floor USD Libor-BBA		
Interest Rate, October 2009		
@2.5		
(cost $9,626)	1,660,000	**1,186**

Short-Term Investments--3.0%	Principal Amount ($)	Value ($)
U.S. Government Agencies--1.2%		
Federal National Mortgage		
Association, 2.16%, 8/14/08	280,000	**279,782**
U.S. Treasury Bills--1.8%		
1.856, 9/18/08	405,000 f	**404,121**
Total Short-Term Investments		
(cost $1,341,778)		**683,903**

Other Investment--2.8%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $658,000)	658,000 g	**658,000**

Total Investments (cost $27,995,476)	**108.0%**	**25,144,739**
Liabilities, Less Cash and Receivables	**(8.0%)**	**(1,864,027)**
Net Assets	**100.0%**	**23,280,712**

LIBOR-BBA- London Interbank Offered Rate British Bankers' Association

a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in
     transactions exempt from registration, normally to qualified institutional buyers. At July 31, 2007, these
     securities amounted to $4,236,622 or 18.2% of net assets.
b   Variable rate security--interest rate subject to periodic change.
c   Principal amount stated in U.S. Dollars unless otherwise noted.
     EGP--Egyptian Pound
     EUR--Euro
     NZD--New Zealand Dollar
     TRY--Turkish Lira
d   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are
     collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on
     the municipal issue and to retire the bonds in full at the earliest refunding date.
e   Purchased on a forward commitment basis.
f   All or partially held by a broker as collateral for open financial futures positions.
g   Investment in affiliated money market mutual fund.
h   The valuation of these securities has been determined in good faith under the directions of the Board of Directors.

At Julyl 31, 2008, the aggregate cost of investment securities for income tax purposes was $27,995,476.
Net unrealized depreciation on investments was $2,186,374 of which $91,343 related to appreciated investment securities
and $2,277,717 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-
annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
July 31, 2008 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation)/ at 7/31/2008 ($)
Financial Futures Long				
British Long Gilt	4	851,219	September 2008	10,456
U.S. Treasury 2 Year Notes	7	1,484,000	September 2008	(1,001)
U.S. Treasury 5 Year Notes	9	1,002,023	September 2008	6,080
U.S. Treasury 10 Year Notes	19	2,181,734	September 2008	11,517
U.S. Treasury 30 year Bonds	8	924,000	September 2008	(8,128)
				18,924

STATEMENT OF OPTIONS WRITTEN
July 31, 2008 (Unaudited)

	Face Amount Covered by Contracts ($)		Value ($)
Call Options:			
3-Month USD Libor-BBA,			
Swaption	223,000	a	(1,421)
3-Month USD Libor-BBA,			
Swaption	443,300	a	(3,538)
3-Month USD Libor-BBA,			
Swaption	444,000	a	(6,376)
3-Month USD Libor-BBA,			
Swaption	222,000	a	(3,117)
Put Options:			
3-Month USD Libor-BBA,			
Swaption	223,000	a	(2,105)
3-Month USD Libor-BBA,			

Swaption	443,300	a	(625)
3-Month USD Libor-BBA,			
Swaption	444,000	a	(978)
3-Month USD Libor-BBA,			
Swaption	222,000	a	(1,878)
(Premiums received $26,403)			**(20,038)**

LIBOR-BBA- London Interbank Offered Rate British Bankers' Association

a   Non-income producing security.

STATEMENT OF FINANCIAL FUTURES
July 31, 2008 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation)/ at 7/31/2008 ($)
Financial Futures Long				
British Long Gilt	4	851,219	September 2008	10,456
U.S. Treasury 2 Year Notes	7	1,484,000	September 2008	(1,001)
U.S. Treasury 5 Year Notes	9	1,002,023	September 2008	6,080
U.S. Treasury 10 Year Notes	19	2,181,734	September 2008	11,517
U.S. Treasury 30 year Bonds	8	924,000	September 2008	(8,128)
				18,924

STATEMENT OF OPTIONS WRITTEN
July 31, 2008 (Unaudited)

	Face Amount Covered by Contracts ($)		Value ($)
Call Options:			
3-Month USD Libor-BBA, Swaption	223,000	a	(1,421)
3-Month USD Libor-BBA, Swaption	443,300	a	(3,538)
3-Month USD Libor-BBA, Swaption	444,000	a	(6,376)
3-Month USD Libor-BBA, Swaption	222,000	a	(3,117)
Put Options:			
3-Month USD Libor-BBA, Swaption	223,000	a	(2,105)
3-Month USD Libor-BBA, Swaption	443,300	a	(625)
3-Month USD Libor-BBA, Swaption	444,000	a	(978)
3-Month USD Libor-BBA, Swaption	222,000	a	(1,878)
(Premiums received $26,403)			**(20,038)**

LIBOR-BBA- London Interbank Offered Rate British Bankers' Association
a   Non-income producing security.

At July 31, 2008, the fund held the following forward foreign currency exchange contracts:

Forward Currency Exchange Contracts	Foreign Currency Amount	Cost ($)	Value ($)	Unrealized Appreciation/ (Depreciation) at 7/31/2008 ($)
Purchases:				
Argentine Peso,expiring 8/7/2008	340,000	111,677	111,410	(267)
Brazilian Real, expiring 8/7/2008	180,000	111,228	114,719	3,491
China Renminlbi, expiring 3/26/2009	1,350,000	206,706	203,902	(2,804)
Egyptian Pound, expiring 8/7/2008	590,000	110,280	111,090	810
Japanese Yen, expiring 9/17/2008	24,000,000	229,586	223,097	(6,489)
Mexican New Peso, expiring, 8/7/2008	1,160,000	111,408	115,436	4,028
Malaysian Ringgit, expiring 8/22/2008	700,000	217,594	214,952	(2,642)
Russian Ruble, expiring 8/7/2008	2,600,000	110,709	110,904	196
Russian Ruble, expiring 9/17/2008	5,880,000	248,206	250,476	2,270
				(1,407)
Sales:				
China Renminlbi, expiring 8/22/2008	1,490,000	216,775	218,460	(1,685)
China Renminlbi, expiring 3/26/2009	1,350,000	213,354	203,902	9,452
Euro, expiring 9/17/2008	70,000	108,035	108,902	(868)
New Zealand Dollar, expiring 9/17/2008	840,000	622,205	611,636	10,569
Turkish Lira, ex[piring 12/12/2008	1,015,000	776,503	827,871	(51,369)
Turkish Lira, ex[piring 4/24/2009	845,000	617,858	655,687	(37,829)
				(71,730)
Total				**(73,137)**

Notional Amount ($)	Reference Entity	Counterparty	Fixed Rate (%)	(Pay) /Receive Expriration	Unrealized Appreciation (Depreciation) ($)
*140,000	Auto Receivables Asset Backed Securities, 2007-1, BBB Index	Leheman Brothers	1.50	2/15/2014	(23,806)
*90,000	Auto Receivables Asset Backed Securities, 2007-1, BBB Index	Leheman Brothers	1.50	2/15/2014	(15,545)
50,000	Block Financial, 5.125%, 10/30/2014	J.P. Morgan Chase	(2.25)	12/20/2012	(2,308)
50,000	Block Financial, 5.125%, 10/30/2014	J.P. Morgan Chase	(2.80)	12/20/2012	(3,417)
50,000	Bristol-Myers Squibb, 6.8%, 11/15/2026	Deutsche Bank	(0.45)	6/20/2018	(54)
60,000	Bristol-Myers Squibb,6.8%,11/15/2026	Goldman, Sachs & Co.	(0.43)	6/20/2018	48
250,000	Campbell Soup Co., 4.875%, 10/1/2013	Deutsche Bank	(0.53)	3/20/2013	(2,994)
65,000	Campbell Soup Co., 4.875%, 10/1/2013	Deutsche Bank	(0.53)	3/20/2013	(778)
210,000	Dow Jones CDX.NA.IG.10 INDEX	Goldman, Sachs & Co.	(1.50)	6/20/2018	726
420,000	Dow Jones CDX.NA.IG.10 INDEX	Leheman Brothers	1.55	6/20/2011	(3,393)
60,000	First Data, 4.7%, 8/1/2013	Leheman Brothers	2.90	12/20/2009	(392)
230,000	Kohls, 6.3%, 3/1/2011	J.P. Morgan Chase	(1.70)	6/20/2013	(3,225)
70,000	Kohls, 6.3%, 3/1/2011	J.P. Morgan Chase	(1.70)	6/20/2013	(982)
100,000	Pfizer Inc.,4.65%,3/1/2018 - 717081Aq6	Goldman, Sachs & Co.	(0.41)	6/20/2018	(223)
110,000	R.R. Donnelley & Sons, 4.95%, 4/1/2014	Deutsche Bank	(1.60)	3/20/2012	(614)
40,000	R.R. Donnelley & Sons, 4.95%, 4/1/2014	J.P. Morgan Chase	(1.70)	12/20/2011	(392)
220,000	Radioshack Corp., 7.375%, 5/15/2011	Deutsche Bank	(1.84)	6/20/2013	(1,050)
110,000	Radioshack Corp., 7.375%, 5/15/2011	J.P. Morgan Chase	(1.80)	6/20/2013	(336)
250,000	Reed Elsevier Capital, 4.625%, 6/15/2012	Deutsche Bank	(0.96)	6/20/2012	(4,624)
230,000	Republic of Panama, 8.875%, 9/30/2027	Deutsche Bank	(1.57)	9/20/2017	1,337
230,000	Republic of the Philippines, 10.625%, 3/16/2025	Barclays	(2.56)	9/20/2017	751
230,000	Republic of Turkey, 11.875%, 1/15/2030	Barclays	(2.82)	9/20/2017	4,362
100,000	Rite Aid, 7.7%, 2/15/2027	J.P. Morgan Chase	3.55	9/20/2010	(19,510)
*400,000	Standish Structured Tranched Portfolio 0-3%	Barclays	13.40	6/20/2012	(289,309)
					(371,632)

Notional Amount ($)	Reference Entity	Counterparty	Fixed Rate (%)	Expriration	Unrealized Appreciation (Depreciation) ($)
845,000	NZD - 3 Month Libor	J.P. Morgan Chase	7.52	5/13/2011	3,529
935,000	NZD - 3 Month Libor	Goldman, Sachs & Co.	7.51	5/14/2011	3,869
					7,398

* The valuation of these securities has been determined in good faith under the directions of the Board of Directors.

STATEMENT OF INVESTMENTS
Dreyfus Premier Tax Managed Growth Fund
July 31, 2008 (Unaudited)

Common Stocks--99.6%	Shares	Value ($)
Consumer Discretionary--17.0%		
McDonald's	62,000	3,706,980
McGraw-Hill	57,000	2,318,190
News, Cl. A	138,000	1,949,940
Philip Morris International	129,000	6,662,850
Procter & Gamble	90,000	5,893,200
		20,531,160
Consumer Staples--23.0%		
Altria Group	129,000	2,625,150
Anheuser-Busch	21,500	1,456,840
Coca-Cola	114,000	5,871,000
Estee Lauder, Cl. A	20,500	904,050
Kraft Foods, Cl. A	15,271 a	485,923
Nestle, ADR	131,250	5,773,688
PepsiCo	66,000	4,392,960
Wal-Mart Stores	27,000	1,582,740
Walgreen	129,000	4,429,860
Whole Foods Market	19,000 a	421,230
		27,943,441
Energy--20.7%		
BP, ADR	7,000	430,080
Chevron	67,000	5,665,520
ConocoPhillips	67,000	5,468,540
Exxon Mobil	111,012	8,928,695
National Oilwell Varco	5,500 b	432,465
Patriot Coal	1,200 b	151,380
Peabody Energy	12,000	811,800
Total, ADR	24,000	1,836,000
Transocean	9,444 b	1,284,667
		25,009,147
Financial--5.0%		
American Express	20,000	742,400
American International Group	18,425	479,971
Ameriprise Financial	15,000	637,500
Bank of America	78,896	2,595,679
Citigroup	21,533	402,452
JPMorgan Chase & Co.	30,000	1,218,900
		6,076,902
Health Care--9.9%		
Abbott Laboratories	70,000	3,943,800
Eli Lilly & Co.	8,000	376,880
Johnson & Johnson	96,500	6,607,355
Merck & Co.	18,000	592,200
Novo Nordisk, ADR	7,000	444,570
		11,964,805
Industrial--9.0%		
Caterpillar	20,000	1,390,400
Emerson Electric	70,000	3,409,000
General Dynamics	10,000	891,400
General Electric	140,000	3,960,600
United Technologies	20,000	1,279,600
		10,931,000

Information Technology--12.4%

Apple	15,000 b	2,384,250
Automatic Data Processing	25,000	1,067,750
Cisco Systems	75,000 b	1,649,250
Intel	220,000	4,881,800
Microsoft	107,000	2,752,040
QUALCOMM	20,500	1,134,470
Texas Instruments	45,000	1,097,100
		14,966,660

Materials--2.6%

Freeport-McMoRan Copper & Gold	10,000	967,500
Praxair	15,000	1,405,950
Rio Tinto, ADR	2,000	835,200
		3,208,650

Total Common Stocks		
(cost $90,403,575)		**120,631,765**

Other Investment--.5%

Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $533,000)	533,000 c	**533,000**

Investment of Cash Collateral for
Securities Loaned--.7%

Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $846,819)	846,819 c	**846,819**

Total Investments (cost $91,783,394)	**100.8%**	**122,011,584**
Liabilities, Less Cash and Receivables	**(.8%)**	**(916,008)**
Net Assets	**100.0%**	**121,095,576**

ADR - American Depository Receipts

a   All or a portion of these securities are on loan. At July 31, 2008, the total market value of the fund's securities on loan is $816,409 and the total market value of the collateral held by the fund is $846,819.

b   Non-income producing security.

c   Investment in affiliated money market mutual fund.

At Julyl 31, 2008, the aggregate cost of investment securities for income tax purposes was $91,783,394.
Net unrealized appreciation on investments was $30,228,190 of which $36,828,528 related to appreciated investment securities and $6,600,338 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.